

CUBESMART℠
self storage + logistics

2011 Annual Report

CUBESMART℠

self storage + logistics


CUBESMART SM
(NYSE: CUBE)

Corporate Overview

CubeSmart is a self-administered and self-managed real estate investment trust focused on the ownership, operation, acquisition and development of self-storage facilities in the United States.

The Company's self-storage facilities are designed to offer affordable, easily accessible and secure storage space for residential and commercial Customers. The Company's goal is to provide the highest standard of facilities and service in the industry. The Company plans to exceed Customer expectations with the addition of more personalized services and technology. CubeSmart services include storage customization, logistics services, comprehensive moving services, organizational services, and office amenities.

According to the 2011 Self-Storage Almanac, CubeSmart is one of the top four owners and operators of self-storage facilities in the United States. At December 31, 2011, the company owned 370 facilities that contained an aggregate of 24.4 million square feet and managed another 103 facilities on behalf of third party owners.

Mission Statement

CubeSmart is a real estate investment trust engaged in acquiring, developing, and managing a portfolio of quality self-storage facilities throughout the United States and selected major markets worldwide. We are committed to providing a dynamic and balanced environment in which dedicated and empowered employees are motivated to create the ultimate Customer experience. We will operate in our communities with integrity and the highest ethical standards. We will grow profitably through capital allocation initiatives that maximize shareholder value.

Letter from the Chairman of the Board

To Our Shareholders:

It is said that a "rising tide lifts all boats." Of course, tides are predictable and can, as such, lend themselves to planning. Floods, however, are another matter. While they too will lift all boats, they often destroy all but the sturdiest. A little over five years ago, when I unexpectedly assumed the Chairmanship of your company, our boat was not the sturdiest and an economic flood of gigantic proportion was in the offing. The next 18-24 months were largely spent keeping the boat afloat. That trying time period gave birth to a resolve not only to survive, but, as importantly, to build a company capable of riding out the toughest of future storms.

We inaugurated a once-a-year Board retreat where we laid out a 5-year strategy for the Company. That strategy contained near- and long-term goals which we shared with the investment community as our way of disciplining ourselves and keeping our investors current with our plans. The implementation of that strategy has been, in short, transformational. Our boat has become a ship capable of riding out difficult economic times and boarding a growing share of the market in normal economic times.

Like most broad maxims, "a rising tide lifts all boats" is not always correct. As my fellow Board member and our CEO Dean Jernigan notes in his letter to you, our industry is entering a period of consolidation because smaller operators are finding it increasingly difficult to compete. This is largely occasioned by the advent towards Internet advertising away from the yellow pages, which rewards companies with many stores and a national footprint. The economist Joseph Alois Schumpeter would call this entrepreneurial "creative destruction" at work. Led by Dean and our President Chris Marr, we are trying our own entrepreneurial hand at "creative destruction" by abandoning the traditional "passive storage" model for our business Customers. Our "Super Stores" are largely aimed at increasing our commercial Customer base. Commercial Customers stay longer and rent more square feet than the average individual Customer. We have a head start on this effort vis-a-vis our large competitors and believe it will be difficult for smaller operators to launch similar programs because of cost and lack of a national footprint.

Both literally and figuratively, the old U-Store-It has become CubeSmart – a name that marks this company's operational, financial, and portfolio transformation. Key drivers of this transformation emanating from our strategic goals agenda in 2011 included:

- Establishing a dominant New York City position through a $560 million acquisition of 22 exceptional storage assets;
- Continuing the execution of our capital recycling objectives with $127 million in additional "core" market acquisitions and $45.2 million in strategic dispositions;
- Growing the size of our third party management platform by 20%;
- Receiving investment grade credit ratings from Moody's and S&P;
- Raising more than $1 billion in capital from a variety of sources; and
- Introducing the CubeSmart brand and enhanced service model.

Another long-term objective has been to enhance the quality and growth profile of this company's cash flows through a disciplined capital recycling program. Since 2008, we have sold some $234 million in assets located predominantly in tertiary markets and, excluding our transformational New York City acquisition, have redeployed a nearly equal amount of capital, $240 million, into more attractive "core" markets. As a result of these capital redeployments and including our now dominant position in New York City, approximately 60% of our cash flow currently comes from core markets. This is up from 40% in 2008 and positions CubeSmart for more robust long-term organic growth.

Our third party management program, established in 2010, augments our investment activities by enabling us to develop meaningful relationships with private operators while generating a profitable cash flow stream. From our start in 2010 without any assets under management, we ended the year with 103 stores in our program, the second largest in the self-storage industry. The third party management platform clearly contributed to our investment pipeline in 2011 as nearly half of our non-New York 2011 transaction value was sourced directly from managed properties.

To support our growth, we have built a healthy balance sheet by continuing to execute on our articulated objective of enhancing our credit profile and pursuing an unsecured strategy that affords flexibility and an improved long-term cost of capital. Notably, in 2011, the strength and flexibility of our balance sheet was affirmed by the assignment of investment grade credit ratings from both Moody's and Standard & Poor's, and our ability to fund meaningful growth was demonstrated by our successful execution of more than $1 billion in capital raising, including a $202.5 million (net) secondary equity offering, a $74.8 million (net) debut preferred equity offering, and $800 million in unsecured bank financings.

As I look back at this company's dramatic transformation over the past five years and consider the strength and promise of its current position, I am delighted with the capability and perseverance of our team and the continued support of our stakeholders. CubeSmart is in the strongest position in its history, and I am excited about the opportunity ahead of us.

Sincerely,



William M. Diefenderfer III
Chairman of the Board

Letter from the Chief Executive Officer

Dear Fellow Shareholders:

This was a great year to be in the self-storage business. Over the course of my 28 years in this industry, I have uttered these words many times, but they ring just as true today as they ever have. The difference now, however, is that they only apply to a select few within our industry – those with the scale and systems to compete. This growing competitive divide, combined with continued fundamental stability and limited new supply, has created significant opportunity for CubeSmart and presents an attractive landscape for prospective growth.

The plight of the small operator is no secret. As Customers become more reliant upon - and empowered by - technology, operators like CubeSmart who have sophisticated marketing platforms capable of targeting, reaching, and attracting Customers are taking market share. We have seen this transpire in the relative performance metrics of private and public operators, helping to support performance in a relatively stagnant economic climate.

This widening performance gap has enhanced not only the operating results of our Company, but also our external growth opportunities as smaller operators turn to us for either third party management services or an efficient exit. When combining these secular forces with the significant fragmentation that still defines our industry as well as the absence of any meaningful new supply, the industry seems poised for consolidation.

CubeSmart is positioned to participate meaningfully in this consolidation. Our third party management platform and deep industry relationships continue to provide an attractive pipeline for acquisition opportunities; our experienced investment team and active portfolio management process enable us to grow in a disciplined and profitable manner; and our focus on maintaining an unsecured, investment-grade balance sheet gives us both flexibility in funding our growth and nimbleness in our investment approach. Notably, our $560 million off-market acquisition of 22 assets located predominantly in the greater New York City area helped to demonstrate these advantages while solidifying CubeSmart as the buyer of choice for many future sellers.

Of course, a strong operational foundation is required to support the meaningful external growth that we anticipate, and we have an exceptional platform in place. The rapid and successful integration of more than 100 managed stores since 2010 and the ability to accommodate more than $1 billion in transaction volume since 2008 demonstrate the scalability and adaptability of our marketing, revenue management, information technology, and operational processes and systems.

Importantly, although we have an exceptional platform in place, we continually strive for improvement. We did this in 2011 by challenging the status quo with the introduction of our enhanced service model, effectively taking the "self" out of self-storage for an increasingly discerning and time-constrained Customer. Furthermore, in an industry riddled with "U," "Lock," "Secure," and "Safe" cliché, we differentiated our company in an evolving marketplace with the rollout of CubeSmart℠, a breakout brand which embodies our ingenuity and focus on the future.

From where we sit today, the future looks bright for CubeSmart and, ultimately, our shareholders.

Sincerely,



Dean Jernigan
Chief Executive Officer

CUBESMART[SM]

self storage + logistics

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32324 (CubeSmart)
Commission file number 000-54662 (CubeSmart, L.P.)

CUBESMART
CUBESMART, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Maryland (CubeSmart) **Delaware (CubeSmart, L.P.)** (State or Other Jurisdiction of Incorporation or Organization)	**20-1024732 (CubeSmart)** **34-1837021 (CubeSmart, L.P.)** (IRS Employer Identification No.)
460 East Swedesford Road **Suite 3000** **Wayne, Pennsylvania** (Address of Principal Executive Offices)	**19087** (Zip Code)

Registrant's telephone number, including area code **(610) 293-5700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value per share, of CubeSmart	New York Stock Exchange
7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $.01 per share, of CubeSmart	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **Units of General Partnership Interest of CubeSmart, L.P.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

CubeSmart Yes ☒ No ☐
CubeSmart, L.P. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

CubeSmart Yes ☐ No ☒
CubeSmart, L.P. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

CubeSmart Yes ☒ No ☐
CubeSmart, L.P. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

CubeSmart Yes ☒ No ☐
CubeSmart, L.P. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

CubeSmart Yes ☒ No ☐
CubeSmart, L.P. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

CubeSmart:
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

CubeSmart, L.P.:
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

CubeSmart Yes ☐ No ☒
CubeSmart, L.P. Yes ☐ No ☒

As of June 30, 2011, the last business day of CubeSmart's most recently completed second fiscal quarter, the aggregate market value of common shares held by non-affiliates of CubeSmart was $1,039,945,763. As of February 27, 2012, the number of common shares of CubeSmart outstanding was 122,851,716.

As of June 30, 2011, the aggregate market value of the 4,729,136 units of limited partnership (the "Units") held by non-affiliates of CubeSmart, L.P. was $49,750,511 based upon the last reported sale price of $10.52 per share on the New York Stock Exchange on June 30, 2011 of the common shares of CubeSmart, the sole general partner of CubeSmart, L.P. (For this computation, the market value of all Units beneficially owned by CubeSmart has been excluded.)

Documents incorporated by reference: Portions of the Proxy Statement for the 2012 Annual Meeting of Shareholders of CubeSmart to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2011 of CubeSmart (the "Parent Company" or "CubeSmart") and CubeSmart, L.P. (the "Operating Partnership"). The Parent Company is a Maryland real estate investment trust, or REIT, that owns its assets and conducts its operations through the Operating Partnership, a Delaware limited partnership, and subsidiaries of the Operating Partnership. The Parent Company, the Operating Partnership and their consolidated subsidiaries are collectively referred to in this report as the "Company." In addition, terms such as "we", "us", or "our" used in this report may refer to the Company, the Parent Company, or the Operating Partnership.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2011, owned a 96.3% general partnership interest in the Operating Partnership. The remaining 3.7% interest consists of common units of limited partnership issued by the Operating Partnership to third parties in exchange for contributions of properties to the Operating Partnership. As the sole general partner of the Operating Partnership, the Parent Company has full and complete authority over the Operating Partnership's day-to-day operations and management.

Management operates the Parent Company and the Operating Partnership as one enterprise. The management teams of the Parent Company and the Operating Partnership acting through its general partner are identical.

There are a few differences between the Parent Company and the Operating Partnership, which are reflected in the note disclosures in this report. The Company believes it is important to understand the differences between the Parent Company and the Operating Partnership in the context of how these entities operate as a consolidated enterprise. The Parent Company is a REIT, whose only material asset is its ownership of the partnership interests of the Operating Partnership and subsidiaries of the Operating Partnership. As a result, the Parent Company does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing the debt obligations of the Operating Partnership and subsidiaries of the Operating Partnership. The Operating Partnership holds substantially all the assets of the Company and, directly or indirectly, holds the ownership interests in the Company's real estate ventures. The Operating Partnership conducts the operations of the Company's business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's direct or indirect incurrence of indebtedness or through the issuance of partnership units of the Operating Partnership or equity interests in subsidiaries of the Operating Partnership.

The Company believes that combining the annual reports on Form 10-K of the Parent Company and the Operating Partnership into a single report will:

- facilitate a better understanding by the investors of the Parent Company and the Operating Partnership by enabling them to view the business as a whole in the same manner as management views and operates the business;
- remove duplicative disclosures and provide a more straightforward presentation in light of the fact that a substantial portion of the disclosure applies to both the Parent Company and the Operating Partnership; and
- create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and the Operating Partnership, the separate sections in this report for the Parent Company and the Operating Partnership specifically refer to the Parent Company and the Operating Partnership. In the sections that combine disclosures of the Parent Company and the Operating Partnership, this report refers to such disclosures as those of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and real estate ventures and holds assets and debt, reference to the Company is appropriate because the business is one enterprise and the Parent Company operates the business through the Operating Partnership.

As general partner with control of the Operating Partnership, the Parent Company consolidates the Operating Partnership for financial reporting purposes. The Parent Company does not have significant assets other than its investment in the Operating Partnership. The substantive difference between the Parent Company's and the Operating Partnership's filings is the fact that the Parent Company is a REIT with public shares, while the Operating Partnership is a partnership with no publicly traded equity. In the financial statements, this difference is primarily reflected in the equity (or capital for Operating Partnership) section of the consolidated balance sheets and in the consolidated statements of equity (or capital) and comprehensive income (loss). Apart from the different equity treatment, the consolidated financial statements of the Parent Company and the Operating Partnership are nearly identical. The separate discussions of the Parent Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company's operations on a consolidated basis and how management operates the Company.

This report also includes separate Item 9A (Controls and Procedures) disclosures and separate Exhibit 31 and 32 certifications for each of the Parent Company and the Operating Partnership in order to establish that the Chief Executive Officer and the Chief Financial Officer of each entity have made the requisite certifications and that the Parent Company and Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350.

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and other statements and information publicly disseminated by the Parent Company and the Operating Partnership, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

- national and local economic, business, real estate and other market conditions;
- the competitive environment in which we operate, including our ability to raise rental rates;
- the execution of our business plan;
- the availability of external sources of capital;
- financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing indebtedness;
- increases in interest rates and operating costs;
- counterparty non-performance related to the use of derivative financial instruments;
- our ability to maintain our status as a REIT for federal income tax purposes;
- acquisition and development risks;
- increases in taxes, fees, and assessments from state and local jurisdictions;
- changes in real estate and zoning laws or regulations;
- risks related to natural disasters;
- regulatory risk- Securities and Exchange Commission (the "SEC")/Governance
- potential environmental and other liabilities;
- other factors affecting the real estate industry generally or the self-storage industry in particular; and
- other risks identified from time to time, in other reports we file with the SEC or in other documents that we publicly disseminate.

We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable securities laws.

ITEM 1. *BUSINESS*

Overview

We are a self-administered and self-managed real estate company focused primarily on the ownership, operation, management, acquisition and development of self-storage facilities in the United States.

As of December 31, 2011, we owned 370 self-storage facilities located in 26 states and in the District of Columbia containing an aggregate of approximately 24.4 million rentable square feet. As of December 31, 2011, approximately 78.4% of the rentable square footage at our owned facilities was leased to approximately 173,000 tenants, and no single tenant represented a significant concentration of our revenues. As of December 31, 2011 we owned facilities in the District of Columbia and the following 26 states: Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, Utah, Virginia and Wisconsin. In addition, as of December 31, 2011, we managed 103 properties for third parties, bringing the total number of properties we owned and/or managed to 473. As of December 31, 2011 we managed facilities in the District of Columbia and the following 26 states: Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Massachusetts, Maryland, Michigan, New Hampshire, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Texas and Virginia.

Our self-storage facilities are designed to offer affordable and easily-accessible storage space for our residential and commercial customers. Our customers rent storage cubes for their exclusive use, typically on a month-to-month basis. Additionally, some of our facilities offer outside storage areas for vehicles and boats. Our facilities are designed to accommodate both residential and commercial customers, with features such as wide aisles and load-bearing capabilities for large truck access. All of our facilities have an on-site manager during business hours, and 255, or approximately 69%, of our facilities have a manager who resides in an apartment at the facility. Our customers can access their storage cubes during business hours, and some of our facilities provide customers with 24-hour access through computer controlled access systems. Our goal is to provide customers with the highest standard of facilities and service in the industry. To that end, approximately 72% of our facilities include climate controlled cubes, compared to the national average of 36% reported by the 2011 Self-Storage Almanac.

The Parent Company was formed in July 2004 as a Maryland REIT. The Parent Company owns its assets and conducts its business through its operating partnership, CubeSmart, L.P. (our "Operating Partnership"), and its subsidiaries. The Parent Company controls the Operating Partnership as its sole general partner and, as of December 31, 2011, owned an approximately 96.3% interest in the Operating Partnership. The Operating Partnership has been engaged in virtually all aspects of the self-storage business, including the development, acquisition, management, ownership and operation of self-storage facilities.

Acquisition and Disposition Activity

As of December 31, 2011 and 2010, we owned 370 and 363 facilities, respectively, that contained an aggregate of 24.4 million and 23.6 million rentable square feet with occupancy rates of 78.4% and 76.3%, respectively.

On October 24, 2011, we entered into a purchase agreement with the ownership entities to acquire a portfolio of 22 self-storage facilities branded under the name Storage Deluxe that contain an aggregate of approximately 1.6 million rentable square feet (the "Storage Deluxe Acquisition"). The aggregate purchase price for all the properties in the Storage Deluxe Acquisition is approximately $560 million, comprised of approximately $472 million payable in cash and the assumption of approximately $88 million of existing fixed-rate debt. On November 3, 2011, we acquired 16 of the properties for approximately $357.3 million. The 16 properties purchased are located in New York, Connecticut and Pennsylvania. We anticipate closing on the purchase of the remaining properties with a purchase price of approximately $202.7 million, including the assumption of $88 million of secured fixed-rate debt, immediately following completion of the loan assumption process, which we expect to conclude during the first quarter of 2012.

A complete listing of, and additional information about, our facilities is included in Item 2 of this Annual Report on Form 10-K. The following is a summary of our 2011, 2010 and 2009 acquisition and disposition activity:

Facility/Portfolio	Location	Transaction Date	Number of Facilities	Purchase / Sales Price (in thousands)
2011 Acquisitions:				
Burke Lake Asset	Fairfax Station, VA	January 2011	1	$ 14,000
West Dixie Asset	Miami, FL	April 2011	1	13,500
White Plains Asset	White Plains, NY	May 2011	1	23,000
Phoenix Asset	Phoenix, AZ	May 2011	1	612
Houston Asset	Houston, TX	June 2011	1	7,600
Duluth Asset	Duluth, GA	July 2011	1	2,500
Atlanta Assets	Atlanta, GA	July 2011	2	6,975
District Heights Asset	District Heights, MD	August 2011	1	10,400
Storage Deluxe Assets	Multiple locations in NY, CT, PA and VA	November 2011	16	357,310
Leesburg Asset	Leesburg, VA	November 2011	1	13,000
Washington, DC Asset	Washington, DC	December 2011	1	18,250
			27	$ 467,147
2011 Dispositions:				
Flagship Assets	Multiple locations in IN and OH	August 2011	18	$ 43,500
Portage Asset	Portage, MI	November 2011	1	1,700
			19	$ 45,200
2010 Acquisitions:				
Frisco Asset	Frisco, TX	July 2010	1	$ 5,800
New York City Assets	New York, NY	September 2010	2	26,700
Northeast Assets	Multiple locations in NJ, NY and MA	November 2010	5	18,560
Manassas Asset	Manassas, VA	November 2010	1	6,050
Apopka Asset	Orlando, FL	November 2010	1	4,235
Wyckoff Asset	Queens, NY	December 2010	1	13,600
McLearen Asset	McLearen, VA	December 2010	1	10,200
			12	$ 85,145
2010 Dispositions:				
Sun City Asset	Sun City, CA	October 2010	1	$ 3,100
Inland Empire/Fayetteville Assets	Multiple locations in CA amd NC	December 2010	15	35,000
			16	$ 38,100
2009 Dispositions:				
68th Street Asset	Miami, FL	January 2009	1	$ 2,973
Albuquerque, NM Asset	Albuquerque, NM	April 2009	1	2,825
S. Palmetto Asset	Ontario, CA	June 2009	1	5,925
Hotel Circle Asset	Albuquerque, NM	July 2009	1	3,600
Jersey City Asset	Jersey City, NJ	August 2009	1	11,625
Dale Mabry Asset	Tampa, FL	August 2009	1	2,800
Winner Assets 1	Multiple locations in CO	September 2009	6	17,300
Baton Rouge Asset (Eminent Domain)	Baton Rouge, LA	September 2009	(b)	1,918
North H Street Asset (Eminent Domain)	San Bernardino, CA	September 2009	1	(c)
Boulder Assets (a)	Boulder, CO	September 2009	4	32,000
Winner Assets 2	Multiple locations in CO	October 2009	2	6,600
Brecksville Asset	Brecksville, OH	November 2009	1	3,300
			20	$ 90,866

(a) The Company provided $17.6 million in seller financing to the buyer as part of the Boulder Assets disposition, which was subsequently repaid during 2010.

(b) Approximately one third of the Baton Rouge Asset was taken in conjunction with eminent domain proceedings. The Company continues to own and operate the remaining two thirds of the asset and includes the asset in the Company's total portfolio property count.

(c) The entirety of the North H Street Asset was taken in conjunction with eminent domain proceedings and the Company removed this asset from its total portfolio asset count. During 2011, the Company received compensation from the state of California. Accordingly, the Company recognized $1.9 million of income during 2011.

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported. At December 31, 2011 and 2010, we owned 370 and 363 self-storage facilities and related assets, respectively. The following table summarizes the change in number of owned self-storage facilities from January 1, 2010 through December 31, 2011:

	2011	2010
Balance - January 1	363	367
Facilities acquired	1	—
Facilities sold	—	—
Balance - March 31	364	367
Facilities acquired	4	—
Facilities consolidated	(1)	—
Facilities sold	—	—
Balance - June 30	367	367
Facilities acquired	4	3
Facilities sold	(18)	—
Balance - September 30	353	370
Facilities acquired	18	9
Facilities sold	(1)	(16)
Balance - December 31	370	363

Financing and Investing Activities

The following summarizes certain financing activities during the year ended December 31, 2011:

- *Storage Deluxe Acquisition.* On November 3, 2011, we acquired 16 properties from Storage Deluxe with a purchase price of approximately $357.3 million. The 16 properties purchased are located in New York, Connecticut and Pennsylvania. In connection with this acquisition, we allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $18.1 million.

- *Facility Acquisitions.* In addition to the Storage Deluxe Acquisition, during the year ended December 31, 2011, we acquired 11 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $109.8 million. In connection with these acquisitions, we allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $7.0 million.

- *Facility Dispositions.* During the year ended December 31, 2011, we sold 19 self-storage facilities located throughout Indiana, Ohio and Michigan for an aggregate sales price of approximately $45.2 million. These sales resulted in the recognition of gains that totaled $3.9 million.

- *Investments in Unconsolidated Real Estate Ventures.* On September 26, 2011, we contributed $15.4 million to the capital of a limited partnership (the "HSRE Venture" or "HSREV") in exchange for a 50% interest in the partnership. HSREV owns nine storage facilities in Pennsylvania, Virginia, New York, New Jersey and Florida. The other partner in HSRE, which holds the remaining 50% interest, is unaffiliated with the Company.

- *Entered into Term Loan Facility and the 2011 Credit Facility.* On June 20, 2011, we entered into an unsecured Term Loan Agreement (the "Term Loan Facility") which consisted of a $100 million term loan with a five-year maturity and a $100 million term loan with a seven-year maturity. A portion of these proceeds were used to repay a $100 million term loan that was part of the prior unsecured credit facility (the "Prior Facility"). We incurred costs of $2.1 million in connection with executing the agreement and capitalized such costs as a component of loan procurement costs, net of amortization on our consolidated balance sheet. Additionally, we wrote off deferred financing fees related to the repayment of a portion of the Prior Facility, which totaled $2.1 million. On December 9, 2011, we entered into a Credit Agreement providing for a credit facility comprised of a $100 million unsecured term loan maturing in December 2014; a $200 million unsecured term loan maturing in March 2017; and a $300 million unsecured revolving facility maturing in December 2015 (the "2011 Credit Facility"). The 2011 Credit Facility replaces in its entirety our Prior Facility, which was last amended on September 29, 2010, and which, as of the date of its replacement, consisted of a $100 million unsecured term loan and a $250 million unsecured revolving credit facility. In connection with obtaining the new 2011 Credit Facility, we paid additional deferred financing costs of $3.4 million and wrote off deferred financing fees related to the Prior Facility of $6.1 million.

- *Offering Proceeds.* During October 2011, we completed a public offering of 23 million common shares at a public offering price of $9.20, which reflects the full exercise by the underwriters of their option to purchase 3 million shares to cover over-allotments. We received approximately $202.5 million in net proceeds from the offering after deducting the underwriting discount and other estimated offering expenses. During November 2011, we completed a public offering of 3.1 million Series A preferred shares at a public offering price of $25.00 per share for gross proceeds of $77.5 million. We received approximately $74.8 million in net proceeds after deducting the underwriting discount and offering expenses. We used proceeds from both these offerings to pay a portion of the cash purchase price of the Storage Deluxe Acquisition. On September 16, 2011, we further amended our sales agreement with Cantor Fitzgerald & Co. (the "Sales Agent") dated April 3, 2009, as amended on January 26, 2011 (as amended, the "Sales Agreement"), to increase the number of common shares that the Sales Agent may sell under the Sales Agreement from 15 million to 20 million. During the year ended December 31, 2011, we sold 140,000 shares under the program at an average sales price of $10.75 per share resulting in net proceeds of $1.5 million. We have sold 8.2 million shares with an average sales price of $7.30 per share resulting in net proceeds of $60.1 million since the inception of the program in 2009.

Business Strategy

Our business strategy consists of several elements:

- **Maximize cash flow from our facilities** — Our operating strategy focuses on maximizing sustainable rents at our facilities while achieving and sustaining occupancy targets. We utilize our operating systems and experienced personnel to manage the balance between rental rates, discounts, and physical occupancy with an objective of maximizing our rental revenue.

- **Acquire facilities within targeted markets** — During 2012, we intend to pursue selective acquisitions in markets that we believe have high barriers to entry, strong demographic fundamentals and demand for storage in excess of storage capacity. We believe the self-storage industry will continue to afford us opportunities for growth through acquisitions due to the highly fragmented composition of the industry.

- **Dispose of facilities not in targeted markets** — During 2012, we intend to continue to reduce exposure in slower growth, lower barrier-to-entry markets. We intend to use proceeds from these transactions to fund acquisitions within target markets.

- **Grow our third party management business** — We intend to pursue additional third party management opportunities in markets where we currently maintain management that can be extended to additional facilities. We intend to leverage our current platform to take advantage of consolidation in the industry. We plan to utilize our relationships with third party owners to help source future acquisitions.

Investment and Market Selection Process

We maintain a disciplined and focused process in the acquisition and development of self-storage facilities. Our investment committee, comprised of our named executive officers and led by Dean Jernigan, our Chief Executive Officer, oversees our investment process. Our investment process involves six stages — identification, initial due diligence, economic assessment, investment committee approval (and when required, Board approval), final due diligence, and documentation. Through our investment committee, we intend to focus on the following criteria:

- **Targeted markets** — Our targeted markets include areas where we currently maintain management that can be extended to additional facilities, or where we believe that we can acquire a significant number of facilities efficiently and within a short period of time. We evaluate both the broader market and the immediate area, typically five miles around the facility, for their ability to support above-average demographic growth. We seek to increase our presence primarily in areas that we expect will experience growth, including areas within Illinois, Texas, Florida, Georgia, California and the Northeastern and Middle Atlantic areas of the United States and to enter new markets should suitable opportunities arise.

- **Quality of facility** — We focus on self-storage facilities that have good visibility and are located near retail centers, which typically provide high traffic corridors and are generally located near residential communities and commercial customers.

- **Growth potential** — We target acquisitions that offer growth potential through increased operating efficiencies and, in some cases, through additional leasing efforts, renovations or expansions. In addition to acquiring single facilities, we seek to invest in portfolio acquisitions, including those offering significant potential for increased operating efficiency and the ability to spread our fixed costs across a large base of facilities.

Segment

We have one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

Concentration

Our self-storage facilities are located in major metropolitan areas as well as suburban areas and have numerous tenants per facility. No single tenant represented a significant concentration of our 2011 revenues. Our facilities in Florida, California, Texas and Illinois provided approximately 17%, 12%, 10% and 7%, respectively, of our total 2011 revenues. Our facilities in Florida, California, Texas and Illinois provided approximately 18%, 15%, 10% and 7%, respectively, of our total 2010 revenues.

Seasonality

We typically experience seasonal fluctuations in occupancy levels at our facilities, with the levels generally slightly higher during the summer months due to increased moving activity.

Financing Strategy

Although our organizational documents do not limit the amount of debt that we may incur, we maintain a capital structure that we believe is reasonable and prudent and that will enable us to have ample cash flow to cover debt service and make distributions to our shareholders. As of December 31, 2011, our debt to total capitalization ratio (determined by dividing the carrying value of our total indebtedness by the sum of (a) the market value of the Parent Company's outstanding common shares and units of the Operating Partnership held by third parties and (b) the carrying value of our total indebtedness) was approximately 36.0% compared to approximately 38.5% as of December 31, 2010. Our ratio of debt to the depreciated cost of our real estate assets as of December 31, 2011 was approximately 42.4% compared to approximately 43.1% as of December 31, 2010. We expect to finance additional investments in self-storage facilities through the most attractive available sources of capital at the time of the transaction, in a manner consistent with maintaining a strong financial position and future financial flexibility. These capital sources may include borrowings under the revolving portion of our 2011 Credit Facility and additional secured or unsecured financings, sales of common or preferred shares of the Parent Company in public offerings or private placements, and issuances of common or preferred units in our Operating Partnership in exchange for contributed properties or cash and formations of joint ventures. We also may sell facilities that we no longer view as core assets and reallocate the sales proceeds to fund other acquisitions.

Competition

Over the last decade, new self-storage facility development has intensified the competition among self-storage operators in many market areas in which we operate. Self-storage facilities compete based on a number of factors, including location, rental rates, security, suitability of the facility's design to prospective customers' needs and the manner in which the facility is operated and marketed. In particular, the number of competing self-storage facilities in a particular market could have a material effect on our occupancy levels, rental rates and on the overall operating performance of our facilities. We believe that the primary competition for potential customers of any of our self-storage facilities comes from other self-storage facilities within a three-mile radius of that facility. We believe our facilities are well-positioned within their respective markets and we emphasize customer convenience, security and professionalism.

Our key competitors include local and regional operators as well as the other public self-storage REITS, including Public Storage, Sovran Self Storage and Extra Space Storage Inc. These companies, some of which operate significantly more facilities than we do and have greater resources than we have, and other entities may generally be able to accept more risk than we determine is prudent for us, including risks with respect to the geographic proximity of facility investments and the payment of higher facility acquisition prices. This competition may generally reduce the number of suitable acquisition opportunities available to us, increase the price required to consummate the acquisition of particular facilities and reduce the demand for self-storage space in areas where our facilities are located. Nevertheless, we believe that our experience in operating, managing acquiring, developing and obtaining financing for self-storage facilities should enable us to compete effectively.

Government Regulation

We are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and various federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on or in its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances, or the failure to properly remediate such substances, when released, may adversely affect the property owner's ability to sell the real estate or to borrow using the real estate as collateral, and may cause the property owner to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property owner or user for property damage. We may also become liable for the costs of removal or remediation of hazardous substances stored at the facilities by a customer even though storage of hazardous substances would be without our knowledge or approval and in violation of the customer's storage lease agreement with us.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of facilities. Whenever the environmental assessment for one of our facilities indicates that a facility is impacted by soil or groundwater contamination from prior owners/operators or other sources, we work with our environmental consultants and, where appropriate, state governmental agencies, to ensure that the facility is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party. In certain cases, the Company has purchased environmental liability insurance coverage to indemnify the Company against claims for contamination or other adverse environmental conditions that may affect a property.

We are not aware of any environmental cleanup liability that we believe will have a material adverse effect on us. We cannot assure you, however, that these environmental assessments and investigations have revealed or will reveal all potential environmental liabilities, that no prior owner created any material environmental condition not known to us or the independent consultant or that future events or changes in environmental laws will not result in the imposition of environmental liability on us.

We have not received notice from any governmental authority of any material noncompliance, claim or liability in connection with any of our facilities, nor have we been notified of a claim for personal injury or property damage by a private party in connection with any of our facilities relating to environmental conditions.

We are not aware of any environmental condition with respect to any of our facilities that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, and we do not expect that the cost of compliance with environmental regulations will have a material adverse effect on our financial condition or results of operations. We cannot assure you, however, that this will continue to be the case.

Insurance

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio. We carry environmental insurance coverage on certain properties in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, environmental hazards, because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorist activities, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. We also carry liability insurance to insure against personal injuries that might be sustained on our properties and director and officer liability insurance.

Offices

Our principal executive office is located at 460 E. Swedesford Road, Suite 3000, Wayne, PA 19087. Our telephone number is (610) 293-5700. We believe that our current facilities are adequate for our present and future operations.

Employees

As of December 31, 2011, we employed 1,276 employees, of whom 193 were corporate executive and administrative personnel and 1,083 were property level personnel. We believe that our relations with our employees are good. Our employees are not unionized.

Available Information

We file registration statements, proxy statements, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, with the SEC. You may obtain copies of these documents by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at www.sec.gov. Our internet website address is www.cubesmart.com. You also can obtain on our website, free of charge, a copy of our annual report on Form 10-K, the Operating Partnership's registration statement on Form 10, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC. Our internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Annual Report on Form 10-K.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, and the charters for each of the committees of our Board of Trustees — the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee. Copies of each of these documents are also available in print free of charge, upon request by any shareholder. You can obtain copies of these documents by contacting Investor Relations by mail at 460 E. Swedesford Road, Suite 3000, Wayne, PA 19087.

ITEM 1A. ***RISK FACTORS***

Overview

Investors should carefully consider, among other factors, the risks set forth below. These risks are not the only ones that we may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and hinder our ability to make expected distributions to our shareholders.

Risks Related to our Business and Operations

Adverse macroeconomic and business conditions may significantly and negatively affect our revenues, profitability and results of operations.

The United States recently experienced an economic slowdown that has resulted in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures. A continuation of, or slow recovery from, ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

It is difficult to determine the breadth and duration of the economic and financial market problems and the many ways in which they may affect our customers and our business in general. Nonetheless, continuation or further worsening of these difficult financial and macroeconomic conditions could have a significant adverse effect on our sales, profitability and results of operations.

Many states and local jurisdictions are facing severe budgetary problems which may have an adverse impact on our business and financial results.

Many states and jurisdictions are facing severe budgetary problems. Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts, including mandating medical insurance for employees, could adversely impact our business and results of operations.

Our financial performance is dependent upon the economic and other conditions of the markets in which our facilities are located.

We are susceptible to adverse developments in the markets in which we operate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors. Our facilities in Florida, California, Texas, New York, Tennessee, Illinois, and Ohio accounted for approximately 16%, 13%, 11%, 7%, 7%, 7% and 6%, respectively, of our total rentable square feet as of December 31, 2011. As a result of this geographic concentration of our facilities, we are particularly susceptible to adverse market conditions in these areas. Any adverse economic or real estate developments in these markets, or in any of the other markets in which we operate, or any decrease in demand for self-storage space resulting from the local business climate could adversely affect our rental revenues, which could impair our ability to satisfy our debt service obligations and pay distributions to our shareholders.

We face risks associated with facility acquisitions.

We intend to continue to acquire individual and portfolios of self-storage facilities that would increase our size and may potentially alter our capital structure. Although we believe that the acquisitions that we expect to undertake in the future will enhance our future financial performance, the success of such transactions is subject to a number of factors, including the risks that:

- we may not be able to obtain financing for acquisitions on favorable terms;

- acquisitions may fail to perform as expected;

- the actual costs of repositioning or redeveloping acquired facilities may be higher than our estimates;

- acquisitions may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or an unfamiliarity with local governmental and permitting procedures;

- there is only limited recourse, or no recourse, to the former owners of newly acquired facilities for unknown or undisclosed liabilities such as the clean-up of undisclosed environmental contamination; claims by tenants, vendors or other persons arising on account of actions or omissions of the former owners of the facilities; ordinary course of business expenses; and claims by local governments, adjoining property owners, property owner associations, and easement holders for fees, assessments, taxes on other property-related changes.

As a result, if a liability were asserted against us based upon ownership of an acquired facility, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

We will incur costs and will face integration challenges when we acquire additional facilities.

As we acquire or develop additional self-storage facilities, we will be subject to risks associated with integrating and managing new facilities, including customer retention and mortgage default risks. In the case of a large portfolio purchase, we could experience strains in our existing management information capacity. In addition, acquisitions or developments may cause disruptions in our operations and divert management's attention away from day-to-day operations. Furthermore, our profitability may suffer because we will be required to expense acquisition-related costs and amortize in future periods costs for acquired goodwill and other intangible assets. Our failure to successfully integrate any future facilities into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

The acquisition of new facilities that lack operating history with us will make it more difficult to predict revenue potential.

We intend to continue to acquire additional facilities. These acquisitions could fail to perform in accordance with expectations. If we fail to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired facility up to the standards established for our intended market position, the performance of the facility may be below expectations. Acquired facilities may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered. We cannot assure you that the performance of facilities acquired by us will increase or be maintained under our management.

We depend on external sources of capital that are outside of our control; the unavailability of capital from external sources could adversely affect our ability to acquire or develop facilities, satisfy our debt obligations and/or make distributions to shareholders.

We depend on external sources of capital to fund acquisitions and facility development, to satisfy our debt obligations and to make the required distributions to our shareholders in order to maintain our status as a REIT, which may or may not be available on favorable terms, if at all. Our access to external sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings and our ability to continue to qualify as a REIT for federal income tax purposes. If we are unable to obtain external sources of capital, we may not be able to acquire or develop facilities when strategic opportunities exist, satisfy our debt obligations or make distributions to shareholders that would permit us to qualify as a REIT or avoid paying tax on our REIT taxable income.

Rising operating expenses could reduce our cash flow and funds available for future distributions.

Our facilities and any other facilities we acquire or develop in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. Our facilities are subject to increases in operating expenses such as real estate and other taxes, personnel costs including the cost of providing specific medical coverage to our employees, utilities, insurance, administrative expenses and costs for repairs and maintenance. If operating expenses increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to our shareholders.

We cannot assure you of our ability to pay dividends in the future.

Historically, we have paid quarterly distributions to our shareholders, and we intend to continue to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. We have not established a minimum dividends payment level and all future distributions will be made at the discretion of our Board of Trustees. Our ability to pay dividends will depend upon, among other factors:

- the operational and financial performance of our facilities;
- capital expenditures with respect to existing and newly acquired facilities;
- general and administrative costs associated with our operation as a publicly-held REIT;
- maintenance of our REIT status;
- the amount of, and the interest rates on, our debt;
- the absence of significant expenditures relating to environmental and other regulatory matters; and
- other risk factors described in this Annual Report on Form 10-K.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

If we are unable to promptly re-let our cubes or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected.

We derive revenues principally from rents received from customers who rent cubes at our self-storage facilities under month-to-month leases. Any delay in re-letting cubes as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

Property ownership through joint ventures may limit our ability to act exclusively in our interest.

We have in the past, and may continue to, co-invest with third parties through joint ventures. In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the facilities owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture. In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures and/or financing. Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our officers and/or Trustees from focusing their time and effort on our business. In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

We face risks and significant competition associated with actions taken by our competitors.

Actions by our competitors may decrease or prevent increases of the occupancy and rental rates of our properties. We compete with numerous developers, owners and operators of self-storage, including other REITs, some of which own or may in the future own properties similar to ours in the same submarkets in which our properties are located and some of which may have greater capital resources. In addition, due to the relatively low cost of each individual self-storage facility, other developers, owners and operators have the capability to build additional facilities that may compete with our facilities.

If our competitors build new facilities that compete with our facilities or offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, cash flow, cash available for distribution, market price of our stock and ability to satisfy our debt service obligations could be materially adversely affected. In addition, increased competition for customers may require us to make capital improvements to facilities that we would not have otherwise made. Any unbudgeted capital improvements we undertake may reduce cash available for distributions to our shareholders.

We also face significant competition for acquisitions and development opportunities. Some of our competitors have greater financial resources than we do and a greater ability to borrow funds to acquire facilities. These competitors may also be willing to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher facility acquisition prices. This competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space in certain areas where our facilities are located and, as a result, adversely affect our operating results.

We may become subject to litigation or threatened litigation which may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

One type of commercial dispute could involve our use of our brand name and other intellectual property (for example, logos, signage and other marks), for which we generally have common law rights but no federal trademark registration. There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names and other intellectual property that they consider to be similar to ours. Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

We also could be sued for personal injuries and/or property damage occurring on our properties. We maintain liability insurance with limits that we believe adequate to provide for the defense and/or payment of any damages arising from such lawsuits. There can be no assurance that such coverage will cover all costs and expenses from such suits.

Potential losses may not be covered by insurance, which could result in the loss of our investment in a facility and the future cash flows from the facility.

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flooding and environmental hazards, because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss at a facility that is uninsured or that exceeds policy limits, we could lose the capital invested in that facility as well as the anticipated future cash flows from that facility. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a facility after it has been damaged or destroyed. In addition, if the damaged facilities are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these facilities were irreparably damaged.

Our insurance coverage may not comply fully with certain loan requirements.

Certain of our properties serve as collateral for our mortgage-backed debt, some of which was assumed in connection with our acquisition of facilities and requires us to maintain insurance at levels and on terms that are not commercially reasonable in the current insurance environment. We may be unable to obtain required insurance coverage if the cost and/or availability make it impractical or impossible to comply with debt covenants. If we cannot comply with a lender's requirements in any respect, the lender could declare a default that could affect our ability to obtain future financing and could have a material adverse effect on our results of operations and cash flows and our ability to obtain future financing. In addition, we may be required to self-insure against certain losses or our insurance costs may increase.

Potential liability for environmental contamination could result in substantial costs.

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities. If we fail to comply with those laws, we could be subject to significant fines or other governmental sanctions.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a facility and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with contamination. Such liability may be imposed whether or not the owner or operator knew of, or was responsible for, the presence of these hazardous or toxic substances. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such facility or to borrow using such facility as collateral. In addition, in connection with the ownership, operation and management of real properties, we are potentially liable for property damage or injuries to persons and property.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional facilities. We carry environmental insurance coverage on certain properties in our portfolio. We obtain or examine environmental assessments from qualified and reputable environmental consulting firms (and intend to conduct such assessments prior to the acquisition or development of additional facilities). The environmental assessments received to date have not revealed, nor do we have actual knowledge of, any environmental liability that we believe will have a material adverse effect on us. However, we cannot assure you that any environmental assessments performed have identified or will identify all material environmental conditions, that any prior owner of any facility did not create a material environmental condition not actually known to us or that a material environmental condition does not otherwise exist with respect to any of our facilities.

Americans with Disabilities Act and applicable state accessibility act compliance may require unanticipated expenditures.

Under the Americans with Disabilities Act of 1990 and applicable state accessibility act laws (collectively, the "ADA"), all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons. A number of other federal, state and local laws may also impose access and other similar requirements at our facilities. A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance. Although we believe that our facilities comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our facilities is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the facilities into compliance. If we are required to make substantial modifications to comply with the ADA or similar state or local requirements, we may be required to incur significant unanticipated expenditures, which could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate. Many jurisdictions in which we operate have imposed restrictions and requirements on the use of personal information by those collecting such information. Changes to law or regulations affecting privacy, if applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information.

We face system security risks as we depend upon automated processes and the Internet.

We are increasingly dependent upon automated information technology processes. While we attempt to mitigate this risk through offsite backup procedures and contracted data centers that include, in some cases, redundant operations, we could still be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack. In addition, an increasing portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations despite our deployment of anti-virus measures. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

Terrorist attacks and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.

Terrorist attacks against our facilities, the United States or our interests, may negatively impact our operations and the value of our securities. Attacks or armed conflicts could negatively impact the demand for self-storage facilities and increase the cost of insurance coverage for our facilities, which could reduce our profitability and cash flow. Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

Risks Related to the Real Estate Industry

Our performance and the value of our self-storage facilities are subject to risks associated with our properties and with the real estate industry.

Our rental revenues and operating costs and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our facilities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our facilities include but are not limited to:

- downturns in the national, regional and local economic climate;
- local or regional oversupply, increased competition or reduction in demand for self-storage space;
- vacancies or changes in market rents for self-storage space;
- inability to collect rent from customers;
- increased operating costs, including maintenance, insurance premiums and real estate taxes;
- changes in interest rates and availability of financing;
- hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts or acts of war that may result in uninsured or underinsured losses;
- significant expenditures associated with acquisitions and development projects, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;
- costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes; and
- the relative illiquidity of real estate investments.

In addition, prolonged periods of economic slowdown or recession, rising interest rates or declining demand for self-storage, or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to our shareholders.

Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our portfolio of facilities consists primarily of self-storage facilities, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for self-storage space has been and could be adversely affected by ongoing weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self-storage facilities in an area and the excess amount of self-storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to satisfy debt service obligations and make distributions to our shareholders.

Because real estate is illiquid, we may not be able to sell properties when appropriate.

Real estate property investments generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our facilities for investment, rather than sale in the ordinary course of business, which may cause us to forgo or defer sales of facilities that otherwise would be in our best interest. Therefore, we may not be able to dispose of facilities promptly, or on favorable terms, in response to economic or other market conditions, which may adversely affect our financial position.

Risks Related to our Qualification and Operation as a REIT

Failure to qualify as a REIT would subject us to U.S. federal income tax which would reduce the cash available for distribution to our shareholders.

We operate our business to qualify to be taxed as a REIT for federal income tax purposes. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this Annual Report on Form 10-K are not binding on the IRS or any court. As a REIT, we generally will not be subject to federal income tax on the income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws. In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers. We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income, excluding net capital gains. The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements for us. Even a technical or inadvertent mistake could jeopardize our REIT status and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates on all of our income. As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long term capital gains to individual shareholders at favorable rates. We also could be subject to the federal alternative minimum tax and possibly increased state and local taxes. We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions. If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders. This likely would have a significant adverse effect on our earnings and likely would adversely affect the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders.

Failure of the Operating Partnership (or a subsidiary partnership) to be treated as a partnership would have serious adverse consequences to our shareholders.

If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership would be taxable as a corporation. In such event we would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership or a subsidiary partnership would reduce the amount of cash available for distribution from the Operating Partnership to us and ultimately to our shareholders.

To maintain our REIT status, we may be forced to borrow funds on a short term basis during unfavorable market conditions.

As a REIT, we are subject to certain distribution requirements, including the requirement to distribute 90% of our REIT taxable income, that may result in our having to make distributions at a disadvantageous time or to borrow funds at unfavorable rates. Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

We will pay some taxes even if we qualify as a REIT, which will reduce the cash available for distribution to our shareholders.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. We have elected to treat some of our subsidiaries as taxable REIT subsidiaries, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT's customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our shareholders.

We face possible federal, state and local tax audits.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but are subject to certain state and local taxes. Certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits. Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Risks Related to our Debt Financings

We face risks related to current debt maturities, including refinancing risk.

Certain of our mortgages, bank loans, and unsecured debt will have significant outstanding balances on their maturity dates, commonly known as "balloon payments." We may not have the cash resources available to repay those amounts, and we may have to raise funds for such repayment either through the issuance of capital stock, additional borrowings (which may include extension of maturity dates), joint ventures or asset sales. There can be no assurance that we will be able to refinance the debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to investors

As a result of our interest rate hedges, swap agreements and other, similar arrangements, we face counterparty risks.

We may be exposed to the potential risk of counterparty default or non-payment with respect to interest rate hedges, swap agreements, floors, caps and other interest rate hedging contracts that we may enter into from time to time, in which event we could suffer a material loss on the value of those agreements. Although these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that we cannot enforce the agreements. There is no assurance that our potential counterparties on these agreements are likely to perform their obligations under such agreements.

Financing our future growth plan or refinancing existing debt maturities could be impacted by negative capital market conditions.

Recently, domestic financial markets have experienced extreme volatility and uncertainty. Overall liquidity has tightened in the domestic financial markets, including the investment grade debt and equity capital markets for which we historically sought financing. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms nor can there be any assurance we can issue common or preferred equity securities at a reasonable price. Our ability to finance new acquisitions and refinance future debt maturities could be adversely impacted by our inability to secure permanent financing on reasonable terms, if at all.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Like other real estate companies that incur debt, we are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness. If our debt cannot be paid, refinanced or extended at maturity, we may not be able to make distributions to shareholders at expected levels or at all and may not be able to acquire new properties. Failure to make distributions to our shareholders could result in our failure to qualify as a REIT for federal income tax purposes. Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders. If we do not meet our debt service obligations, any facilities securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of facilities foreclosed on, could threaten our continued viability.

Our 2011 Credit Facility contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with certain liquidity and net worth tests. Our ability to borrow under the 2011 Credit Facility is (and any new or amended facility we may enter into from time to time will be) subject to compliance with such financial and other covenants. In the event that we fail to satisfy these covenants, we would be in default under the 2011 Credit Facility and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms. Moreover, the presence of such covenants in our credit agreements could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders.

Increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders. Rising interest rates could also restrict our ability to refinance existing debt when it matures. In addition, an increase in interest rates could decrease the amounts that third parties are willing to pay for our assets, thereby limiting our ability to alter our portfolio promptly in relation to economic or other conditions.

Our organizational documents contain no limitation on the amount of debt we may incur. As a result, we may become highly leveraged in the future.

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our assets at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT status, and could harm our financial condition.

Risks Related to our Organization and Structure

We are dependent upon our senior management team whose continued service is not guaranteed.

Our executive team, including our named executive officers, have extensive self-storage, real estate and public company experience. Although we have employment agreements with these members of our senior management team, we cannot provide any assurance that any of them will remain in our employment. The loss of services of one or more members of our senior management team could adversely affect our operations and our future growth.

We are dependent upon our on-site personnel to maximize customer satisfaction; any difficulties we encounter in hiring, training and retaining skilled field personnel may adversely affect our rental revenues.

As of December 31, 2011, we had 1,083 field personnel involved in the management and operation of our facilities. The customer service, marketing skills and knowledge of local market demand and competitive dynamics of our facility managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our facilities. We compete with various other companies in attracting and retaining qualified and skilled personnel. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of those shares, including:

- "business combination moratorium/fair price" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares" from a party other than the issuer) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

We have opted out of these provisions of Maryland law. However, our Board of Trustees may opt to make these provisions applicable to us at any time without shareholder approval.

Our Trustees also have the discretion, granted in our bylaws and Maryland law, without shareholder approval to, among other things (1) create a staggered Board of Trustees, and (2) amend our bylaws or repeal individual bylaws in a manner that provides the Board of Trustees with greater authority. Any such action could inhibit or impede a third party from making a proposal to acquire us at a price that could be beneficial to our shareholders.

Our shareholders have limited control to prevent us from making any changes to our investment and financing policies.

Our Board of Trustees has adopted policies with respect to certain activities. These policies may be amended or revised from time to time at the discretion of our Board of Trustees without a vote of our shareholders. This means that our shareholders have limited control over changes in our policies. Such changes in our policies intended to improve, expand or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects, results of operations and share price.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Maryland law provides that a trustee or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our declaration of trust and bylaws require us to indemnify our Trustees and officers for actions taken on behalf of the Company by them in those capacities to the extent permitted by Maryland law. Accordingly, in the event that actions taken in good faith by any Trustee or officer impede our performance, our shareholders' ability to recover damages from that Trustee or officer will be limited.

Our declaration of trust permits our Board of Trustees to issue preferred shares with terms that may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Our declaration of trust permits our Board of Trustees to issue up to 40,000,000 preferred shares, of which 3,100,000 shares have already been issued, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our Board. In addition, our Board may reclassify any unissued common shares into one or more classes or series of preferred shares. Thus, our Board could authorize, without shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares. We currently do not expect that the Board would require shareholder approval prior to such a preferred issuance. In addition, any preferred shares that we issue would rank senior to our common shares with respect to the payment of distributions, in which case we could not pay any distributions on our common shares until full distributions have been paid with respect to such preferred shares.

Risks Related to our Securities

Additional issuances of equity securities may be dilutive to shareholders.

The interests of our shareholders could be diluted if we issue additional equity securities to finance future acquisitions or developments or to repay indebtedness. Our Board of Trustees may authorize the issuance of additional equity securities, including preferred shares, without shareholder approval. Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including the issuance of common and preferred equity.

Many factors could have an adverse effect on the market value of our securities.

A number of factors might adversely affect the price of our securities, many of which are beyond our control. These factors include:

- increases in market interest rates, relative to the dividend yield on our shares. If market interest rates go up, prospective purchasers of our securities may require a higher yield. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our equity securities to go down;

- anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries (including benefits associated with tax treatment of dividends and distributions);

- perception by market professionals of REITs generally and REITs comparable to us in particular;

- level of institutional investor interest in our securities;

- relatively low trading volumes in securities of REITs;

- our results of operations and financial condition;

- investor confidence in the stock market generally; and

- additions and departures of key personnel.

The market value of our equity securities is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash distributions. Consequently, our equity securities may trade at prices that are higher or lower than our net asset value per equity security. If our future earnings or cash distributions are less than expected, it is likely that the market price of our equity securities will diminish.

The market price of our common shares has been, and may continue to be, particularly volatile, and our shareholders may be unable to resell their shares at a profit.

The market price of our common shares has been subject to significant fluctuations and may continue to fluctuate or decline. Between 2009 and December 31, 2011, our common stock has been particularly volatile as the price of our common stock has ranged from a high of $11.39 to a low of $1.50. In the past several years, REIT stocks have experienced high levels of volatility and significant declines in value from their historic highs. Additionally, as a result of the current global credit crisis and the concurrent economic downturn in the U.S. and globally, there have been significant declines in the values of equity securities generally in the U.S. and abroad.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

None.

ITEM 2. ***PROPERTIES***

Overview

As of December 31, 2011, we owned 370 self-storage facilities located in 26 states and the District of Columbia; and aggregating approximately 24.4 million rentable square feet. The following table sets forth certain summary information regarding our facilities by state as of December 31, 2011.

State	Number of Facilities	Number of Units	Total Rentable Square Feet	% of Total Rentable Square Feet	Occupancy
Florida	53	37,244	3,938,456	16.1%	75.7%
Texas	45	21,952	2,772,168	11.4%	79.9%
California	44	27,261	3,202,117	13.1%	75.2%
Illinois	27	13,843	1,607,718	6.6%	83.6%
New York	27	25,929	1,744,197	7.1%	79.3%
Arizona	24	11,939	1,284,038	5.3%	79.0%
Tennessee	24	12,794	1,684,629	6.9%	78.1%
Ohio	23	11,854	1,420,533	5.8%	78.8%
Connecticut	18	7,945	925,026	3.8%	82.0%
New Jersey	16	10,360	1,039,610	4.3%	75.2%
New Mexico	9	3385	387,590	1.6%	81.9%
Georgia	9	6,026	759,585	3.1%	77.8%
Colorado	8	4,070	492,998	2.0%	81.5%
Virginia	7	5,271	528,117	2.2%	80.8%
North Carolina	6	3,856	462,948	1.9%	79.2%
Maryland	5	4,158	518,252	2.1%	81.0%
Massachusetts	4	2,383	206,519	0.8%	77.1%
Utah	4	2,226	239,723	1.0%	76.9%
Louisiana	3	1,411	195,017	0.8%	79.0%
Michigan	3	1,499	220,589	0.9%	74.0%
Pennsylvania	3	2,151	225,620	0.9%	81.5%
Nevada	2	886	97,182	0.4%	79.3%
Washington DC	2	1,798	146,101	0.6%	87.9%
Wisconsin	1	485	58,500	0.2%	76.3%
Indiana	1	710	73,014	0.3%	82.3%
Mississippi	1	511	61,251	0.3%	75.2%
Alabama	1	793	128,871	0.5%	73.4%
Total/Weighted Average	**370**	**222,740**	**24,420,369**	**100.0%**	**78.4%**

Our Facilities

The following table sets forth certain additional information with respect to each of our facilities as of December 31, 2011. Our ownership of each facility consists of a fee interest in the facility held by our Operating Partnership, or one of its subsidiaries, except for five of our facilities, which are subject to ground leases. In addition, small parcels of land at four of our other facilities are subject to ground leases.

Facility Location	Year Acquired/ Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Units	Manager Apartment (3)	% Climate Controlled (4)
Mobile, AL †	1997	1974/90	128,871	73.4%	793	Y	1.2%
Chandler, AZ	2005	1985	47,545	70.7%	434	Y	6.9%
Glendale, AZ	1998	1987	56,850	81.9%	518	Y	0.0%
Green Valley, AZ	2005	1985	25,050	61.6%	255	N	8.0%
Mesa I, AZ	2006	1985	52,375	82.8%	482	N	0.0%
Mesa II, AZ	2006	1981	45,445	83.3%	386	Y	9.3%
Mesa III, AZ	2006	1986	58,189	63.7%	490	Y	4.5%
Phoenix I, AZ	2006	1987	100,387	86.3%	747	Y	9.0%
Phoenix II, AZ	2006	1974	83,340	69.7%	825	Y	2.6%
Scottsdale, AZ	1998	1995	80,425	76.2%	658	Y	9.6%
Tempe, AZ	2005	1975	53,890	75.2%	403	Y	13.0%
Tucson I, AZ	1998	1974	59,350	83.6%	482	Y	0.0%
Tucson II, AZ	1998	1988	43,950	82.2%	530	Y	100.0%
Tucson III, AZ	2005	1979	49,832	79.3%	482	Y	0.0%
Tucson IV, AZ	2005	1982	48,040	80.0%	481	Y	3.7%
Tucson V, AZ	2005	1982	45,184	69.8%	417	Y	3.0%
Tucson VI, AZ	2005	1982	40,766	81.5%	410	Y	3.4%
Tucson VII, AZ	2005	1982	52,688	90.8%	591	Y	2.0%
Tucson VIII, AZ	2005	1979	46,600	85.1%	440	Y	0.0%
Tucson IX, AZ	2005	1984	67,720	76.7%	600	Y	1.9%
Tucson X, AZ	2005	1981	46,350	85.0%	411	N	0.0%
Tucson XI, AZ	2005	1974	42,850	86.7%	409	Y	0.0%
Tucson XII, AZ	2005	1974	42,325	79.8%	434	Y	4.8%
Tucson XIII, AZ	2005	1974	45,792	77.6%	508	Y	0.0%
Tucson XIV, AZ	2005	1976	49,095	83.2%	546	Y	8.8%
Apple Valley I, CA	1997	1984	73,440	71.2%	486	Y	0.0%
Apple Valley II, CA	1997	1988	61,555	73.7%	445	Y	5.3%
Benicia, CA	2005	1988/93/05	74,770	86.9%	739	Y	0.0%
Cathedral City, CA †	2006	1982/92	109,239	67.3%	660	Y	2.3%
Citrus Heights, CA	2005	1987	75,620	75.3%	664	Y	0.0%
Diamond Bar, CA	2005	1988	103,034	80.4%	898	Y	0.0%
Escondido, CA	2007	2002	142,870	83.1%	1,228	Y	6.5%
Fallbrook, CA	1997	1985/88	46,620	81.5%	446	Y	0.0%
Lancaster, CA	2001	1987	60,675	71.1%	328	N	0.0%
Long Beach, CA	2006	1974	125,091	63.3%	1,350	Y	0.0%
Murrieta, CA	2005	1996	49,835	88.1%	421	Y	2.9%
North Highlands, CA	2005	1980	57,244	77.1%	467	Y	0.0%
Orangevale, CA	2005	1980	50,317	79.1%	529	Y	0.0%
Palm Springs I, CA	2006	1989	72,675	70.6%	548	Y	0.0%
Palm Springs II, CA †	2006	1982/89	122,250	63.2%	588	Y	8.5%
Pleasanton, CA	2005	2003	85,045	88.6%	691	Y	0.0%
Rancho Cordova, CA	2005	1979	53,978	79.1%	459	Y	0.0%
Rialto I, CA	1997	1987	57,411	74.8%	453	Y	0.0%
Rialto II, CA	2006	1980	99,803	78.9%	717	N	0.0%
Riverside I, CA	2006	1977	67,120	82.1%	629	Y	0.0%
Riverside II, CA	2006	1985	85,166	61.0%	815	Y	3.9%
Roseville, CA	2005	1979	59,869	80.3%	546	Y	0.0%
Sacramento I, CA	2005	1979	50,664	77.7%	543	Y	0.0%
Sacramento II, CA	2005	1986	61,888	67.4%	550	Y	0.0%
San Bernardino I, CA	1997	1987	31,070	77.5%	231	N	0.0%

Facility Location	Year Acquired/ Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Units	Manager Apartment (3)	% Climate Controlled (4)
San Bernardino II, CA	1997	1991	41,546	74.4%	375	Y	0.0%
San Bernardino III, CA	1997	1985/92	35,446	74.9%	382	N	0.0%
San Bernardino IV, CA	2005	2002/04	83,307	71.4%	705	Y	11.6%
San Bernardino V, CA	2006	1974	56,795	60.9%	483	Y	4.2%
San Bernardino VI, CA	2006	1975	103,530	60.3%	876	Y	0.0%
San Bernardino VII, CA	2006	1978	78,729	86.4%	607	Y	1.3%
San Bernardino VIII, CA ...	2006	1977	94,529	66.5%	838	Y	0.0%
San Marcos, CA	2005	1979	37,430	85.9%	242	Y	0.0%
Santa Ana, CA	2006	1984	64,071	76.1%	714	Y	2.3%
South Sacramento, CA	2005	1979	52,165	72.1%	415	Y	0.0%
Spring Valley, CA	2006	1980	55,045	79.8%	713	Y	0.0%
Temecula I, CA	1998	1985/2003	81,550	76.2%	691	Y	46.5%
Temecula II, CA	2006	2003	84,398	78.9%	630	Y	51.3%
Thousand Palms, CA	2006	1988/01	75,345	68.9%	699	Y	26.9%
Vista I, CA	2001	1988	74,405	85.6%	618	Y	0.0%
Vista II, CA	2005	2001/02/03	147,981	78.7%	1,270	Y	2.3%
Walnut, CA	2005	1987	50,708	83.3%	536	Y	9.2%
West Sacramento, CA	2005	1984	39,790	77.6%	478	Y	0.0%
Westminster, CA	2005	1983/98	68,098	80.4%	558	Y	0.0%
Aurora, CO	2005	1981	75,827	79.9%	598	Y	0.0%
Colorado Springs I, CO	2005	1986	47,975	78.1%	461	Y	0.0%
Colorado Springs II, CO	2006	2001	62,300	86.8%	430	Y	0.0%
Denver, CO	2006	1997	59,200	78.0%	449	Y	0.0%
Federal Heights, CO	2005	1980	54,770	84.2%	558	Y	0.0%
Golden, CO	2005	1985	87,334	80.3%	635	Y	1.2%
Littleton, CO	2005	1987	53,490	86.3%	442	Y	37.4%
Northglenn, CO	2005	1980	52,102	79.0%	497	Y	0.0%
Bloomfield, CT	1997	1987/93/94	48,700	84.7%	438	Y	6.6%
Branford, CT	1995	1986	50,679	82.5%	432	Y	2.2%
Bristol, CT	2005	1989/99	47,400	82.1%	446	N	22.5%
East Windsor, CT	2005	1986/89	45,700	77.1%	297	N	0.0%
Enfield, CT	2001	1989	52,875	88.9%	363	Y	0.0%
Gales Ferry, CT	1995	1987/89	54,230	77.8%	597	N	6.5%
Manchester I, CT (6)	2002	1999/00/01	47,125	74.9%	459	N	37.6%
Manchester II, CT	2005	1984	52,725	74.3%	394	N	0.0%
Milford, CT	1994	1975	44,885	87.3%	376	N	4.0%
Monroe, CT	2005	1996/03	58,500	80.4%	398	N	0.0%
Mystic, CT	1994	1975/86	50,725	82.4%	560	Y	2.3%
Newington I, CT	2005	1978/97	42,420	87.0%	246	N	0.0%
Newington II, CT	2005	1979/81	36,140	92.2%	196	N	0.0%
Old Saybrook I, CT	2005	1982/88/00	86,950	84.9%	715	N	5.9%
Old Saybrook II, CT	2005	1988/02	26,425	82.9%	254	N	54.2%
Shelton, CT	2011	2007	78,465	79.3%	857	N	85.7%
South Windsor, CT	1994	1976	72,125	78.0%	555	Y	1.1%
Stamford, CT	2005	1997	28,957	86.9%	362	N	32.8%
Washington I, DC	2008	2002	63,085	87.9%	752	Y	96.5%
Washington II, DC	2011	1929/98	83,016	87.8%	1,046	Y	99.0%
Boca Raton, FL	2001	1998	37,958	84.0%	605	N	68.2%
Boynton Beach I, FL	2001	1999	61,967	81.5%	754	Y	54.2%
Boynton Beach II, FL	2005	2001	61,727	70.7%	578	Y	82.3%
Bradenton I, FL	2004	1979	68,391	71.0%	622	N	2.7%
Bradenton II, FL	2004	1996	87,855	75.7%	846	Y	40.1%
Cape Coral, FL	2000*	2000	76,627	75.4%	863	Y	83.6%
Dania, FL	1994	1988	58,270	81.9%	494	Y	26.9%
Dania Beach, FL (6)	2004	1984	172,568	65.6%	1,879	N	21.3%
Davie, FL	2001*	2001	81,135	84.8%	833	Y	55.6%
Deerfield Beach, FL	1998*	1998	57,280	88.3%	518	Y	38.8%

Facility Location	Year Acquired/ Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Units	Manager Apartment (3)	% Climate Controlled (4)
Delray Beach, FL	2001	1999	67,813	73.9%	822	Y	39.3%
Fernandina Beach, FL	1996	1986	110,995	75.5%	805	Y	35.3%
Ft. Lauderdale, FL	1999	1999	70,063	86.3%	692	Y	46.8%
Ft. Myers, FL	1998	1998	67,558	65.3%	592	Y	67.2%
Jacksonville I, FL	2005	2005	80,326	90.7%	710	N	100.0%
Jacksonville II, FL	2007	2004	65,270	87.2%	652	N	100.0%
Jacksonville III, FL	2007	2003	65,575	88.5%	682	N	100.0%
Jacksonville IV, FL	2007	2006	77,525	81.1%	704	N	100.0%
Jacksonville V, FL	2007	2004	82,435	83.4%	673	N	82.4%
Kendall, FL	2007	2003	75,395	76.5%	703	N	71.0%
Lake Worth, FL †	1998	1998/02	161,808	81.7%	1,356	Y	37.2%
Lakeland I, FL	1994	1988	49,095	81.8%	491	Y	79.4%
Lutz I, FL	2004	2000	66,895	72.0%	612	Y	37.0%
Lutz II, FL	2004	1999	69,232	77.7%	531	Y	20.6%
Margate I, FL †	1994	1979/81	54,185	82.6%	337	N	9.9%
Margate II, FL †	1996	1985	65,186	80.5%	424	Y	28.8%
Merrit Island, FL	2000	2000	50,417	81.4%	465	Y	56.7%
Miami I, FL	1995	1995	46,825	90.5%	560	Y	52.1%
Miami II, FL	1994	1989	67,060	73.6%	568	Y	8.0%
Miami III, FL	2005	1988/03	150,590	71.7%	1,517	N	86.9%
Miami IV, FL	2011	2007	76,352	80.5%	935	N	100.0%
Naples I, FL	1996	1996	48,150	91.8%	325	Y	26.6%
Naples II, FL	1997	1985	65,850	82.4%	629	Y	44.6%
Naples III, FL	1997	1981/83	80,218	77.3%	807	Y	23.7%
Naples IV, FL	1998	1990	40,600	71.2%	429	N	42.7%
Ocoee, FL	2005	1997	76,100	66.6%	630	Y	15.5%
Orange City, FL	2004	2001	59,586	80.3%	648	N	39.1%
Orlando I, FL (6)	1997	1987	52,170	59.1%	497	Y	4.9%
Orlando II, FL	2005	2002/04	63,084	83.0%	579	N	74.2%
Orlando III, FL	2006	1988/90/96	104,140	67.6%	788	Y	6.9%
Orlando IV, FL	2010	2009	76,565	71.8%	644	N	64.4%
Oviedo, FL	2006	1988/1991	49,251	75.0%	425	Y	3.2%
Pembroke Pines, FL	1997	1997	67,321	87.1%	696	Y	63.2%
Royal Palm Beach I, FL †	1994	1988	98,961	60.9%	675	N	54.5%
Royal Palm Beach II, FL	2007	2004	81,405	70.3%	762	N	82.3%
Sanford, FL	2006	1988/2006	61,810	77.2%	437	Y	28.6%
Sarasota, FL	1998	1998	71,102	66.6%	524	Y	42.5%
St. Augustine, FL	1996	1985	59,725	71.9%	698	Y	29.9%
Stuart, FL	1997	1995	86,913	71.9%	975	Y	51.5%
SW Ranches, FL	2007	2004	64,955	83.6%	647	N	85.3%
Tampa, FL	2007	2001/2002	83,638	76.6%	792	N	28.4%
West Palm Beach I, FL	2001	1997	68,031	81.8%	980	Y	47.2%
West Palm Beach II, FL	2004	1996	94,503	86.7%	834	Y	73.9%
Alpharetta, GA	2001	1996	90,485	81.1%	670	Y	75.1%
Austell , GA	2006	2000	83,625	81.6%	641	Y	66.5%
Decatur, GA	1998	1986	148,480	69.5%	1,261	Y	2.7%
Duluth, GA	2011	2009	71,235	46.9%	600	Y	100.0%
Lawrenceville, GA	2011	1999	74,065	65.4%	610	Y	8.6%
Norcross I, GA	2001	1997	85,420	77.9%	583	Y	55.8%
Norcross II, GA	2011	1996	52,020	98.1%	395	Y	57.0%
Peachtree City, GA	2001	1997	49,875	82.8%	435	N	75.6%
Smyrna, GA	2001	2000	56,820	90.3%	489	Y	100.0%
Snellville, GA	2007	1996/1997	80,000	84.6%	756	Y	27.1%
Suwanee I, GA	2007	2000/2003	85,240	72.1%	619	Y	28.7%
Suwanee II, GA	2007	2005	79,640	72.5%	572	N	61.8%
Addison, IL	2004	1979	31,325	80.9%	367	Y	0.0%
Aurora, IL	2004	1996	74,435	83.1%	556	Y	6.9%

Facility Location	Year Acquired/ Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Units	Manager Apartment (3)	% Climate Controlled (4)
Bartlett, IL	2004	1987	51,425	88.3%	409	Y	33.5%
Bellwood, IL	2001	1999	86,650	78.7%	739	Y	52.1%
Des Plaines, IL (6)	2004	1978	74,400	82.4%	635	N	0.0%
Elk Grove Village, IL	2004	1987	64,129	86.7%	626	Y	5.5%
Glenview, IL	2004	1998	100,115	93.5%	738	Y	100.0%
Gurnee, IL	2004	1987	80,300	87.3%	723	N	34.1%
Hanover, IL	2004	1987	41,178	81.4%	408	Y	0.4%
Harvey, IL	2004	1987	60,090	86.1%	575	Y	3.0%
Joliet, IL	2004	1993	72,765	76.0%	531	Y	100.0%
Kildeer, IL	2004	1988	46,285	90.0%	423	Y	0.0%
Lombard, IL	2004	1981	58,188	88.1%	548	Y	9.8%
Mount Prospect, IL	2004	1979	65,000	89.5%	588	Y	12.7%
Mundelein, IL	2004	1990	44,700	88.9%	490	Y	8.9%
North Chicago, IL	2004	1985	53,350	82.5%	428	N	0.0%
Plainfield I, IL	2004	1998	53,800	87.7%	402	N	3.3%
Plainfield II, IL	2005	2000	51,900	78.1%	355	N	22.8%
Schaumburg, IL	2004	1988	31,160	85.9%	321	N	5.6%
Streamwood, IL	2004	1982	64,305	70.3%	557	N	4.4%
Warrensville, IL	2005	1977/89	48,796	87.2%	378	N	0.0%
Waukegan, IL	2004	1977	79,500	78.5%	681	Y	8.4%
West Chicago, IL	2004	1979	48,175	87.5%	428	Y	0.0%
Westmont, IL	2004	1979	53,450	86.4%	382	Y	0.0%
Wheeling I, IL	2004	1974	54,210	82.3%	491	N	0.0%
Wheeling II, IL	2004	1979	67,825	76.9%	601	Y	7.3%
Woodridge, IL	2004	1987	50,262	75.8%	463	Y	6.7%
Indianapolis, IN	2004	1976	73,014	82.3%	710	Y	0.0%
Baton Rouge I, LA	1997	1980	35,200	81.7%	330	N	11.6%
Baton Rouge II, LA	1997	1980/1995	80,277	77.6%	558	Y	40.4%
Slidell, LA	2001	1998	79,540	79.1%	523	Y	46.6%
Boston I, MA	2010	1950	33,286	70.1%	592	N	100.0%
Boston II, MA	2002	2001	60,595	78.8%	629	Y	100.0%
Leominster, MA	1998	1987/88/00	53,823	78.1%	503	Y	38.5%
Medford, MA	2007	2001	58,815	78.5%	659	Y	96.0%
Baltimore, MD	2001	1999/00	93,350	81.6%	809	Y	45.3%
California, MD	2004	1998	77,865	83.3%	722	Y	39.0%
District Heights, MD	2011	2007	78,920	73.0%	955	Y	64.8%
Gaithersburg, MD	2005	1998	87,045	84.1%	784	Y	42.0%
Laurel, MD †	2001	1978/99/00	162,792	76.5%	1,019	N	41.1%
Temple Hills, MD	2001	2000	97,200	83.5%	824	Y	68.2%
Grand Rapids, MI	1996	1976	87,381	75.0%	525	Y	0.0%
Romulus, MI	1997	1997	42,050	69.6%	339	Y	7.4%
Wyoming, MI	1996	1987	91,158	75.1%	635	N	0.0%
Gulfport, MS	1997	1977/93	61,251	75.2%	511	Y	33.5%
Belmont, NC	2001	1996/97/98	81,448	80.9%	581	N	24.0%
Burlington I, NC	2001	1990/91/93/94/98	109,396	65.9%	948	N	4.7%
Burlington II, NC	2001	1991	42,305	68.9%	394	Y	12.0%
Cary, NC	2001	1993/94/97	112,124	87.8%	793	N	7.4%
Charlotte, NC	1999	1999	69,000	83.0%	734	Y	52.8%
Raleigh, NC	1998	1994/95	48,675	89.7%	406	Y	8.2%
Brick, NJ	1994	1981	51,725	77.1%	432	N	0.0%
Cherry Hill, NJ	2010	2004	52,600	56.6%	376	Y	0.0%
Clifton, NJ	2005	2001	105,550	82.3%	1,018	Y	85.5%
Cranford, NJ	1994	1987	91,250	79.0%	853	Y	7.9%
East Hanover, NJ	1994	1983	107,579	70.8%	966	N	1.6%
Egg Harbor I, NJ	1994	1983	39,425	69.7%	289	N	11.5%
Egg Harbor II, NJ	1994	1983	71,175	46.2%	706	N	16.4%
Elizabeth, NJ	2005	1925/97	38,830	80.6%	673	N	0.0%

Facility Location	Year Acquired/ Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Units	Manager Apartment (3)	% Climate Controlled (4)
Fairview, NJ	1997	1989	27,925	79.5%	449	N	100.0%
Hamilton, NJ	2006	1990	70,550	76.8%	612	Y	0.0%
Hoboken, NJ	2005	1945/97	34,180	84.3%	742	N	100.0%
Linden, NJ	1994	1983	100,425	77.6%	1,118	N	2.8%
Morris Township, NJ (5)	1997	1972	71,776	77.8%	565	Y	1.3%
Parsippany, NJ	1997	1981	66,325	83.5%	566	Y	6.9%
Randolph, NJ	2002	1998/99	52,465	76.4%	541	Y	82.5%
Sewell, NJ	2001	1984/98	57,830	87.3%	454	N	5.3%
Albuquerque I, NM	2005	1985	65,927	81.6%	610	Y	3.2%
Albuquerque II, NM	2005	1985	58,598	82.4%	515	Y	4.1%
Albuquerque III, NM	2005	1986	57,536	79.1%	489	Y	4.7%
Carlsbad, NM	2005	1975	39,999	88.1%	334	Y	0.0%
Deming, NM	2005	1973/83	33,005	89.9%	232	Y	0.0%
Las Cruces, NM	2005	1984	65,790	73.0%	527	Y	2.1%
Lovington, NM	2005	1975	15,750	88.6%	251	Y	0.0%
Silver City, NM	2005	1972	26,975	86.3%	253	Y	0.0%
Truth or Consequences, NM	2005	1977/99/00	24,010	81.9%	174	Y	0.0%
Las Vegas I, NV †	2006	1986	48,332	75.4%	370	Y	5.3%
Las Vegas II, NV	2006	1997	48,850	83.1%	516	Y	75.2%
Jamaica I, NY	2001	2000	88,415	79.7%	919	Y	30.7%
Jamaica II, NY	2011	2010	91,300	76.5%	1,472	N	84.4%
Bronx I, NY	2010	1931/2004	69,015	74.6%	1,325	N	96.5%
Bronx II, NY (5)	2011	2006	90,320	90.7%	831	N	58.4%
Bronx III, NY	2011	2007	106,065	83.0%	2,040	N	97.3%
Bronx IV, NY (5)	2011	2007	73,845	80.8%	1,313	N	96.6%
Bronx V, NY (5)	2011	2007	54,733	88.5%	1,096	N	100.0%
Bronx VI, NY (5)	2011	2011	30,785	45.8%	869	N	92.2%
Brooklyn I, NY	2010	1917/2004	57,020	78.9%	854	N	83.0%
Brooklyn II, NY	2011	2006	41,600	90.7%	851	N	100.0%
Brooklyn III, NY	2011	2006	37,717	83.9%	796	N	100.0%
Brooklyn IV, NY	2011	2007	47,070	86.8%	887	N	100.0%
Brooklyn V, NY	2011	2007	74,305	80.0%	1,417	N	94.7%
Brooklyn VI, NY	2011	2006	72,710	88.2%	1,399	N	100.0%
Queens, NY	2010	1962/2003	60,945	85.7%	1,148	N	25.3%
Wyckoff, NY	2010	1910/2007	61,960	74.3%	1,042	N	90.2%
New Rochelle, NY	2005	1998	48,415	67.9%	401	N	15.0%
North Babylon, NY	1998	1988/99	78,188	87.6%	651	N	9.0%
Riverhead, NY	2005	1985/86/99	38,340	92.0%	327	N	0.0%
Southold, NY	2005	1989	58,901	76.9%	602	N	3.0%
Tuckahoe, NY	2011	2007	52,958	71.3%	763	N	99.2%
White Plains, NY	2011	1938	87,855	79.0%	1,510	N	77.1%
Woodhaven, NY	2011	2008	45,800	72.4%	1,029	N	100.0%
Yorktown, NY	2011	2006	78,615	85.8%	782	N	63.3%
Boardman, OH	1980	1980/89	65,495	81.1%	513	Y	24.0%
Centerville I, OH	2004	1976	80,690	71.6%	642	Y	0.0%
Centerville II, OH	2004	1976	43,100	73.7%	303	N	0.0%
Cleveland I, OH	2005	1997/99	46,050	83.8%	338	Y	5.0%
Cleveland II, OH	2005	2000	58,425	71.0%	559	Y	0.0%
Columbus , OH	2006	1999	72,155	81.0%	605	Y	26.1%
Dayton I, OH	2004	1978	43,100	68.0%	341	N	0.0%
Dayton II, OH	2005	1989/00	48,149	77.3%	391	Y	1.7%
Grove City, OH	2006	1997	89,290	79.5%	772	Y	16.9%
Hilliard, OH	2006	1995	89,690	77.7%	779	Y	24.5%
Lakewood, OH	1989*	1989	39,287	84.4%	458	Y	24.6%
Marblehead, OH	2005	1988/98	52,300	82.8%	377	Y	0.0%
Mason, OH	1998	1981	33,900	78.7%	275	Y	0.0%

Facility Location	Year Acquired/ Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Units	Manager Apartment (3)	% Climate Controlled (4)
Miamisburg, OH	2004	1975	59,930	68.7%	430	Y	0.0%
Middleburg Heights, OH ...	1980*	1980	93,025	76.8%	676	Y	3.8%
North Olmsted I, OH..........	1979*	1979	48,665	82.7%	442	Y	7.0%
North Olmsted II, OH	1988*	1988	47,850	87.3%	395	Y	14.2%
North Randall, OH	1998*	1998/02	80,049	85.0%	800	N	90.8%
Reynoldsburg, OH	2006	1979	66,895	74.5%	664	Y	0.0%
Strongsville, OH	2007	1978	43,507	81.4%	400	Y	100.0%
Warrensville Heights, OH..	1980*	1980/82/98	90,281	84.3%	722	Y	0.0%
Westlake, OH.....................	2005	2001	62,750	83.0%	453	Y	6.1%
Youngstown, OH	1977*	1977	65,950	77.6%	519	Y	1.2%
Levittown, PA....................	2001	2000	76,180	81.7%	654	Y	36.3%
Norristown, PA	2011	2005	52,001	69.0%	539	N	66.0%
Philadelphia, PA	2001	1999	97,439	88.0%	958	N	47.0%
Alcoa, TN	2005	1986	42,250	86.9%	353	Y	0.0%
Antioch, TN	2005	1985/98	76,160	82.8%	618	Y	8.5%
Cordova I, TN....................	2005	1987	54,125	76.4%	388	Y	0.0%
Cordova II, TN...................	2006	1995	67,800	83.6%	712	Y	7.2%
Knoxville I, TN..................	1997	1984	29,337	78.2%	281	Y	6.6%
Knoxville II, TN	1997	1985	37,864	81.2%	327	Y	6.9%
Knoxville III, TN	1998	1991	45,736	76.9%	445	Y	6.9%
Knoxville IV, TN...............	1998	1983	58,752	69.1%	438	N	1.1%
Knoxville V, TN	1998	1977	42,790	75.5%	373	N	0.0%
Knoxville VI, TN...............	2005	1975	63,440	84.3%	582	Y	0.0%
Knoxville VII, TN.............	2005	1983	55,094	66.8%	452	Y	0.0%
Knoxville VIII, TN	2005	1978	95,868	75.6%	763	Y	0.0%
Memphis I, TN...................	2001	1999	92,320	84.9%	698	N	57.1%
Memphis II, TN	2001	2000	71,710	77.2%	556	N	46.3%
Memphis III, TN...............	2005	1983	40,507	83.4%	347	Y	6.2%
Memphis IV, TN...............	2005	1986	38,678	78.3%	319	Y	4.1%
Memphis V, TN	2005	1981	60,120	79.2%	498	Y	0.0%
Memphis VI, TN...............	2006	1985/93	108,996	81.7%	875	Y	3.5%
Memphis VII, TN	2006	1980/85	115,703	68.7%	571	Y	0.0%
Memphis VIII, TN †	2006	1990	96,060	76.4%	548	Y	0.0%
Nashville I, TN	2005	1984	103,910	72.5%	693	Y	0.0%
Nashville II, TN	2005	1986/00	83,484	82.6%	631	Y	6.5%
Nashville III, TN...............	2006	1985	101,475	73.8%	598	Y	5.2%
Nashville IV, TN...............	2006	1986/00	102,450	84.7%	728	Y	7.0%
Austin I, TX	2005	2001	59,520	79.0%	538	Y	58.8%
Austin II, TX.....................	2006	2000/03	65,241	83.5%	594	Y	38.9%
Austin III, TX	2006	2004	70,560	87.2%	580	Y	85.4%
Baytown, TX......................	2005	1981	38,950	76.7%	355	Y	0.0%
Bryan, TX	2005	1994	60,450	60.4%	495	Y	0.0%
College Station, TX	2005	1993	26,559	70.2%	346	N	0.0%
Dallas, TX.........................	2005	2000	58,532	87.1%	536	Y	28.4%
Denton, TX	2006	1996	60,836	81.4%	462	Y	3.9%
El Paso I, TX.....................	2005	1980	59,452	88.4%	517	Y	0.9%
El Paso II, TX	2005	1980	48,704	91.7%	412	Y	0.0%
El Paso III, TX..................	2005	1980	71,276	79.6%	585	Y	2.0%
El Paso IV, TX..................	2005	1983	67,058	83.8%	526	Y	3.2%
El Paso V, TX	2005	1982	62,290	79.5%	399	Y	0.0%
El Paso VI, TX..................	2005	1985	36,620	86.7%	259	Y	0.0%
El Paso VII, TX †	2005	1982	34,545	80.7%	13	N	0.0%
Fort Worth I, TX...............	2005	2000	50,621	75.7%	406	Y	26.6%
Fort Worth II, TX..............	2006	2003	72,725	84.9%	653	Y	49.1%
Frisco I, TX.......................	2005	1996	50,854	80.6%	431	Y	17.5%
Frisco II, TX	2005	1998/02	71,299	82.6%	515	Y	24.2%
Frisco III, TX	2006	2004	74,965	87.6%	609	Y	85.7%

Facility Location	Year Acquired/ Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Units	Manager Apartment (3)	% Climate Controlled (4)
Frisco IV, TX....................	2006	2004	74,835	73.8%	512	N	16.4%
Garland I, TX....................	2006	1991	70,100	76.4%	658	Y	4.4%
Garland II, TX....................	2006	2004	68,425	78.1%	470	Y	39.6%
Greenville I, TX................	2005	2001/04	59,385	82.6%	451	Y	28.8%
Greenville II, TX...............	2005	2001	44,900	76.6%	312	N	36.3%
Houston I, TX	2005	1981	100,530	73.0%	625	Y	0.0%
Houston II, TX..................	2005	1977	71,300	72.8%	391	Y	0.0%
Houston III, TX.................	2005	1984	61,120	66.0%	462	Y	4.3%
Houston IV, TX	2005	1987	43,975	77.3%	383	Y	6.1%
Houston V, TX †...............	2006	1980/1997	125,930	74.8%	1,010	Y	55.1%
Houston VI, TX	2011	2002	54,680	83.6%	587	N	100.0%
Keller, TX..........................	2006	2000	61,885	83.0%	486	Y	21.1%
La Porte, TX	2005	1984	44,800	76.8%	426	Y	18.5%
Lewisville, TX	2006	1996	58,140	67.6%	429	Y	19.9%
Mansfield, TX....................	2006	2003	63,075	84.3%	493	Y	38.4%
McKinney I, TX.................	2005	1996	47,020	86.0%	368	Y	9.2%
McKinney II, TX	2006	1996	70,050	78.6%	537	Y	46.3%
North Richland Hills, TX...	2005	2002	57,200	79.5%	433	Y	47.6%
Roanoke, TX......................	2005	1996/01	59,300	91.7%	449	Y	30.0%
San Antonio I, TX.............	2005	2005	73,305	82.0%	573	Y	79.0%
San Antonio II, TX	2006	2005	73,230	86.6%	669	N	82.3%
San Antonio III, TX...........	2007	2006	71,775	83.7%	569	N	87.4%
Sherman I, TX....................	2005	1998	54,975	84.5%	500	Y	21.1%
Sherman II, TX	2005	1996	48,425	82.0%	391	Y	30.9%
Spring, TX	2006	1980/86	72,751	72.0%	537	N	14.1%
Murray I, UT......................	2005	1976	60,380	77.5%	642	Y	0.0%
Murray II, UT †	2005	1978	71,221	86.3%	371	Y	2.6%
Salt Lake City I, UT...........	2005	1976	56,446	72.1%	727	Y	0.0%
Salt Lake City II, UT	2005	1978	51,676	68.7%	486	Y	0.0%
Fredericksburg I, VA	2005	2001/04	69,475	76.4%	601	N	21.4%
Fredericksburg II, VA......	2005	1998/01	61,207	69.1%	559	N	100.0%
Burke Lake, VA..............	2011	2003	90,727	85.1%	909	Y	72.7%
Leesburg, VA..................	2011	2001/04	85,503	90.5%	890	Y	75.5%
McLearen, VA	2010	2002	69,240	86.4%	717	Y	90.6%
Mannasas, VA.................	2010	1998	73,045	81.2%	640	Y	50.9%
Milwaukee, WI	2004	1988	58,500	76.3%	485	Y	0.0%
Total/Weighted Average (370 facilities).............			**24,420,369**	**78.4%**	**222,740**		

---

* Denotes facilities developed by us.

† Denotes facilities that contain commercial rentable square footage. All of this commercial space, which was developed in conjunction with the self-storage cubes, is located within or adjacent to our self-storage facilities and is managed by our self-storage facility managers. As of December 31, 2011, there was an aggregate of approximately 420,000 rentable square feet of commercial space at these facilities.

(1) Represents the year acquired for those facilities acquired from a third party or the year developed for those facilities developed by us.

(2) Represents occupied square feet divided by total rentable square feet at December 31, 2011.

(3) Indicates whether a facility has an on-site apartment where a manager resides.

(4) Represents the percentage of rentable square feet in climate-controlled cubes.

(5) We do not own the land at these facilities. We lease the land pursuant to ground leases that expire between 2013 and 2054, but have renewal options.

(6) We have ground leases for certain small parcels of land adjacent to these facilities that expire between 2012 and 2015.

We have grown by adding facilities to our portfolio through acquisitions and development. The tables set forth below show the average occupancy, annual rent per occupied square foot, average occupied square feet and total revenues for our facilities owned as of December 31, 2011, and for each of the previous three years, grouped by the year during which we first owned or operated the facility.

Facilities by Year Acquired - Average Occupied Square Feet

Year Acquired (2)	# of Facilities	Rentable Square Feet	Average Occupancy 2011	2010	2009
2008 and earlier	332	21,898,596	78.8%	76.8%	75.9%
2009	—	—	—	—	—
2010	12	739,111	69.1%	67.7%	—
2011 (5)	26	1,782,662	78.7%	—	—
All Facilities Owned as of December 31, 2011	370	24,420,369	78.5%	76.7%	75.9%

Facilities by Year Acquired - Annual Rent Per Occupied Square Foot (1)

Year Acquired (2)	# of Facilities	Rent per Square Foot 2011	2010	2009
2008 and earlier	332	$ 11.78	$ 11.61	$ 11.76
2009	—	—	—	—
2010	12	19.24	13.50	—
2011 (5)	26	22.80	—	—
All Facilities Owned as of December 31, 2011	370	$ 12.79	$ 11.66	$ 11.76

Facilities by Year Acquired - Average Occupied Square Feet (3)

Year Acquired (2)	# of Facilities	Average Occupied Square Feet 2011	2010	2009
2008 and earlier	332	17,231,969	17,580,885	18,043,724
2009	—	—	—	—
2010	12	510,496	480,918	—
2011 (5)	26	1,409,521	—	—
All Facilities Owned as of December 31, 2011	370	19,151,986	18,061,803	18,043,724

Facilities by Year Acquired - Total Revenues (dollars in thousands) (4)

Year Acquired (2)	# of Facilities	Total Revenues 2011	2010	2009
2008 and earlier	332	$ 211,102	$ 210,749	$ 216,649
2009	—	—	—	—
2010	12	10,169	1,663	—
2011 (5)	26	9,548	—	—
All Facilities Owned as of December 31, 2011	370	$ 230,819	$ 212,412	$ 216,649

(1) Determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period. Rental revenue includes customer rental revenues, access, administrative and late fees and revenues from auctions, but does not include ancillary revenues generated at our facilities.

(2) For facilities developed by us, "Year Acquired" represents the year in which such facilities were acquired by our operating partnership from an affiliated entity, which in some cases is later than the year developed.

(3) Represents the average of the aggregate month-end occupied square feet for the twelve-month period for each group of facilities.

(4) Represents the result obtained by multiplying total income per occupied square foot by the average occupied square feet for the twelve-month period for each group of facilities. This result will vary from amounts reported on the financial statements.

(5) Facility count does not include the Phoenix parcel acquisition in 2011. The parcel is adjacent to a property that was purchased in 2006 and is therefore consolidated with that property.

Planned Renovations and Improvements

We have a capital improvement and property renovation program that includes office upgrades, adding climate control at selected cubes, construction of parking areas, safety and security enhancements, and general facility upgrades. For 2012, we anticipate spending approximately $7 million to $9 million associated with these capital expenditures and expect to enhance the safety and improve the aesthetic appeal of our facilities.

In connection with our name change on September 14, 2011 from "U-Store-It Trust" to "CubeSmart", we have and will continue to incur additional costs related to our rebranding initiative. We expect to complete the rebranding for all owned locations by the end of 2012. The primary cost of the rebranding relates to new signage at each of our facilities. Also during 2011, we introduced our store upgrade program ("SuperStore") which added more personalized services and technology to several of our stores, including storage customization, logistics services, comprehensive moving services, organizational services, and office amenities. During 2011, we incurred costs related to the SuperStore and rebranding initiatives totaling approximately $4 million, of which approximately $0.7 million were expensed. We expect additional capital improvements totaling approximately $8 million related to these two initiatives, through December 31, 2012.

ITEM 3. ***LEGAL PROCEEDINGS***

We are involved in claims from time to time, including the proceeding identified below, which arise in the ordinary course of business. In the opinion of management, we have made adequate provisions for potential liabilities, if any, arising from any such matters. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, could have a material adverse effect on our business, financial condition and operating results.

On November 4, 2009, our Operating Partnership was sued in the Delaware Court of Chancery by Robert J. Amsdell, Barry L. Amsdell, and Amsdell Holdings I, Inc. (collectively, the "Amsdell Plaintiffs"). The Amsdell Plaintiffs amended their complaint in 2010 to include the Parent Company as a defendant. The Amsdell Plaintiffs' lawsuit seeks to compel our Operating Partnership to indemnify the Amsdell Plaintiffs for losses and expenses allegedly incurred by the Amsdell Plaintiffs from legal proceedings filed against the Amsdell Plaintiffs, which proceedings alleged, *inter alia*, that the Amsdell Plaintiffs breached an agreement to purchase certain real estate located in Brighton, Massachusetts in 2001. We are vigorously defending against this action. The Amsdell Plaintiffs have filed a motion for summary judgment and the Operating Partnership and the Parent Company have filed a cross-motion for summary judgment. Both motions are pending before the Delaware Court of Chancery. While management currently believes that resolving this matter will not have a material adverse impact on our business, financial condition or operating results, litigation, as noted above, is subject to inherent uncertainties and management's view of this matter may change in the future.

ITEM 4. ***MINING SAFETY DISCLOSURES***

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

As of December 31, 2011, there were approximately 69 registered record holders of the Parent Company's common shares and 15 holders of the Operating Partnership's Units (other than the Parent Company). These figures do not include beneficial owners who hold shares in nominee name. There is no established trading market for the Units of the Operating Partnership. The following table shows the high and low closing prices per share for our common shares, as reported by the New York Stock Exchange, and the cash dividends declared with respect to such shares:

	High	Low	Cash Dividends Declared
2010			
First quarter	$ 7.70	$ 6.31	$ 0.025
Second quarter	$ 8.98	$ 7.25	$ 0.025
Third quarter	$ 8.86	$ 6.88	$ 0.025
Fourth quarter	$ 9.56	$ 8.19	$ 0.070
2011			
First quarter	$ 10.57	$ 9.20	$ 0.070
Second quarter	$ 11.39	$ 9.93	$ 0.070
Third quarter	$ 11.15	$ 8.53	$ 0.070
Fourth quarter	$ 10.66	$ 8.04	$ 0.080

For each quarter in 2010 and 2011, the Operating Partnership paid a cash distribution per Unit in an amount equal to the dividend paid on a common share for each such quarter.

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our shareholders. Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital. Annually, we provide each of our shareholders a statement detailing distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital. The characterization of our dividends for 2011 was as follows: 78.0704% ordinary income distribution, 11.9314% capital gain distribution, and 9.9982% return of capital distribution from earnings and profits.

We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions. Under the revolving portion of our 2011 Credit Facility, we are restricted from paying distributions on our common shares that would exceed an amount equal to the greater of (i) 95% of our funds from operations, and (ii) such amount as may be necessary to maintain our REIT status.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. shareholder, but will reduce the shareholder's basis in its shares (but not below zero) and therefore can result in the shareholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a shareholder's basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

Use of Proceeds

On October 28, 2011, we completed an underwritten public offering of 23,000,000 common shares, including 3,000,000 shares sold pursuant to the full exercise of the underwriters' overallotment option, under an existing shelf registration statement on Form S-3, registration no. 333-176885, which became effective on September 16, 2011 (the "Registration Statement"), at a price of $9.20 per common share, providing gross proceeds of $211.6 million and net proceeds of $202.5 million, after deducting the underwriting discount and other offering expenses. The common share offering was led by managing underwriters Wells Fargo Securities and Bank of America Merrill Lynch Pierce, Fenner and Smith.

On November 2, 2011, we completed a public offering of 3,100,000 7.75% Series A Cumulative Redeemable Preferred Shares (the "Preferred Shares"), including 300,000 shares sold pursuant to the partial exercise of the underwriters' overallotment option, under the Registration Statement at a price of $25.00 per Preferred Share, providing gross proceeds of $77.5 million and net proceeds of $74.8

million (after deducting the underwriting discount and other estimated offering expenses), and together with the net proceeds received from the common share offering, total financing of $277.3 million. The Preferred Share offering was led by managing underwriters Wells Fargo Securities, LLC, Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Keegan & Company, Inc., Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated.

Share Performance Graph

The SEC requires us to present a chart comparing the cumulative total shareholder return on our common shares with the cumulative total shareholder return of (i) a broad equity index and (ii) a published industry or peer group index. The following chart compares the yearly cumulative total shareholder return for our common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the Russell 2000 and (iii) the NAREIT All Equity REIT Index as provided by NAREIT for the period beginning December 31, 2006 and ending December 31, 2011.



Total Return Performance
Index Value
120
100
80
60
40
20
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
CubeSmart
S&P 500
Russell 2000
NAREIT All Equity REIT Index

Index	Period Ending 12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
CubeSmart	100.00	47.66	24.80	41.86	55.21	63.47
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
NAREIT All Equity REIT Index	100.00	84.31	52.50	67.20	85.98	93.10

The following table provides information about repurchases of the Parent Company's common shares during the three-month period ended December 31, 2011.

	Total Number of Shares Purchased (1)	Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans (2)
October	170	$	8.04	N/A	3,000,000
November	N/A		N/A	N/A	3,000,000
December	544	$	10.18	N/A	3,000,000
Total	714			N/A	3,000,000

(1) Represents common shares withheld by the Parent Company upon the vesting of restricted shares to cover employee tax obligations.

(2) On June 27, 2007, we announced that the Board of Trustees approved a share repurchase program for up to 3.0 million of the Parent Company's outstanding common shares. Unless terminated earlier by resolution of the Board of Trustees, the program will expire when the number of authorized shares has been repurchased. We have made no repurchases under this program.

ITEM 6. *SELECTED FINANCIAL DATA*

CUBESMART

The following table sets forth selected financial and operating data on a historical consolidated basis for the Parent Company. The selected historical financial information for the five-year period ended December 31, 2011 was derived from the Parent Company's financial statements.

The following data should be read in conjunction with the audited financial statements and notes thereto of the Parent Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	For the year ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars and shares in thousands, except per share data)				
REVENUES					
Rental income	$ 212,106	$ 188,922	$ 188,101	$ 195,455	$ 180,048
Other property related income	21,731	17,978	15,460	14,500	14,938
Other - related party	—	—	—	—	365
Property management fee income	3,768	2,829	56	—	—
Total revenues	237,605	209,729	203,617	209,955	195,351
OPERATING EXPENSES					
Property operating expenses	99,160	90,261	88,395	89,164	83,343
Property operating expenses - related party	—	—	—	—	59
Depreciation and amortization	68,223	61,428	66,984	69,765	61,020
Lease abandonment	—	—	—	—	1,316
General and administrative	24,693	25,406	22,569	24,964	21,966
General and administrative - related party	—	—	—	—	337
Total operating expenses	192,076	177,095	177,948	183,893	168,041
OPERATING INCOME	45,529	32,634	25,669	26,062	27,310
OTHER INCOME (EXPENSE)					
Interest:					
Interest expense on loans	(33,199)	(37,794)	(45,269)	(52,014)	(54,108)
Loan procurement amortization expense	(5,028)	(6,463)	(2,339)	(1,929)	(1,772)
Loan procurement amortization expense - early repayment of debt	(8,167)	—	—	—	—
Acquisition related costs	(3,823)	(759)	—	—	—
Equity in losses of real estate ventures	(281)	—	—	—	—
Other	(83)	386	648	247	519
Total other expense	(50,581)	(44,630)	(46,960)	(53,696)	(55,361)
LOSS FROM CONTINUING OPERATIONS	(5,052)	(11,996)	(21,291)	(27,634)	(28,051)
DISCONTINUED OPERATIONS					
Income from discontinued operations	3,596	4,151	6,820	11,016	11,287
Net gain on disposition of discontinued operations	3,903	1,826	14,139	19,720	2,517
Total discontinued operations	7,499	5,977	20,959	30,736	13,804
NET INCOME (LOSS)	2,447	(6,019)	(332)	3,102	(14,247)
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONROLLING INTERESTS					
Noncontrolling interests in the Operating Partnership	(35)	381	60	(310)	1,170
Noncontrolling interest in subsidiaries	(2,810)	(1,755)	(665)	—	—
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	(398)	(7,393)	(937)	2,792	(13,077)
Distribution to Preferred Shares	(1,218)	—	—	—	—
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS OF THE COMPANY	$ (1,616)	$ (7,393)	$ (937)	$ 2,792	$ (13,077)
Basic and diluted loss per share from continuing operations attributable to common shareholders	$ (0.09)	$ (0.14)	$ (0.29)	$ (0.44)	$ (0.45)
Basic and diluted earnings per share from discontinued operations attributable to common shareholders	$ 0.07	$ 0.06	$ 0.28	$ 0.49	$ 0.22
Basic and diluted (loss) earnings per share attributable to common shareholders	$ (0.02)	$ (0.08)	$ (0.01)	$ 0.05	$ (0.23)
Weighted-average basic and diluted shares outstanding (1)	102,976	93,998	70,988	57,621	57,497
AMOUNTS ATTRIBUTABLE TO THE COMPANY'S COMMON SHAREHOLDERS:					
Loss from continuing operations	$ (8,815)	$ (13,095)	$ (20,806)	$ (25,454)	$ (25,748)
Total discontinued operations	7,199	5,702	19,869	28,246	12,671
Net (loss) income	$ (1,616)	$ (7,393)	$ (937)	$ 2,792	$ (13,077)

	At December 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data (in thousands):					
Storage facilities, net	$ 1,788,720	$ 1,428,491	$ 1,430,533	$ 1,559,958	$ 1,647,118
Total assets	1,875,979	1,478,819	1,598,870	1,597,659	1,687,831
Revolving credit facility	—	43,000	—	172,000	219,000
Unsecured term loan	400,000	200,000	—	200,000	200,000
Secured term loan	—	—	200,000	57,419	47,444
Mortgage loans and notes payable	358,441	372,457	569,026	548,085	561,057
Total liabilities	830,925	668,266	814,146	1,028,705	1,083,230
Noncontrolling interest in the Operating Partnership	49,732	45,145	45,394	46,026	48,982
CubeSmart shareholders' equity	955,913	724,216	695,309	522,928	555,619
Noncontrolling interests in subsidiaries	39,409	41,192	44,021	—	—
Total liabilities and equity	1,875,979	1,478,819	1,598,870	1,597,659	1,687,831
Other Data:					
Number of facilities	370	363	367	387	409
Total rentable square feet (in thousands)	24,420	23,635	23,749	24,973	26,119
Occupancy percentage	78.4%	76.3%	75.2%	78.9%	79.5%
Cash dividends declared per share (2)	$ 0.290	$ 0.145	$ 0.10	$ 0.565	$ 1.05

(1) Excludes operating partnership units issued at our IPO and in connection with the acquisition of facilities subsequent to our IPO. Operating partnership units have been excluded from the earnings per share calculations as the related income or loss is presented in Noncontrolling interests in the Operating Partnership.

(2) The Company announced full quarterly dividends of $0.29 per common share on February 21, 2007, May 8, 2007, and August 14, 2007; dividends of $0.18 per common share on December 13, 2007, February 27, 2008, May 7, 2008, and August 6, 2008; dividends of $0.025 per common share on December 11, 2008, January 22, 2009, April 22, 2009, July 22, 2009, October 22, 2009, December 5, 2009, February 24, 2010, June 2, 2010, and August 4, 2010; dividends of $0.07 per common share on December 14, 2010, February 29, 2011, June 1, 2011, and August 3, 2011; and dividends of $0.08 and $0.39 per common and preferred shares, respectively, on December 8, 2011.

CUBESMART, L.P.

The following table sets forth selected financial and operating data on a historical consolidated basis for the Operating Partnership. The selected financial data for the periods ended December 31, 2011, 2010, 2009 and 2008 have been derived from the historical consolidated financial statements of CubeSmart, L.P. and subsidiaries, which have been audited by KPMG. The selected financial data for the period ended December 31, 2007 has been derived from the historical consolidated financial statements of CubeSmart, L.P. and subsidiaries, which have not been audited by KPMG.

The following data should be read in conjunction with the audited financial statements and notes thereto of the Operating Partnership and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	For the year ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars and shares in thousands, except per unit data)				
REVENUES					
Rental income	$ 212,106	$ 188,922	$ 188,101	$ 195,455	$ 180,048
Other property related income	21,731	17,978	15,460	14,500	14,938
Other - related party	—	—	—	—	365
Property management fee income	3,768	2,829	56	—	—
Total revenues	237,605	209,729	203,617	209,955	195,351
OPERATING EXPENSES					
Property operating expenses	99,160	90,261	88,395	89,164	83,343
Property operating expenses - related party	—	—	—	—	59
Depreciation and amortization	68,223	61,428	66,984	69,765	61,020
Lease abandonment	—	—	—	—	1,316
General and administrative	24,693	25,406	22,569	24,964	21,966
General and administrative - related party	—	—	—	—	337
Total operating expenses	192,076	177,095	177,948	183,893	168,041
OPERATING INCOME	45,529	32,634	25,669	26,062	27,310
OTHER INCOME (EXPENSE)					
Interest:					
Interest expense on loans	(33,199)	(37,794)	(45,269)	(52,014)	(54,108)
Loan procurement amortization expense	(5,028)	(6,463)	(2,339)	(1,929)	(1,772)
Loan procurement amortization expense - early repayment of debt	(8,167)	—	—	—	—
Acquisition related costs	(3,823)	(759)	—	—	—
Equity in losses of real estate ventures	(281)	—	—	—	—
Other	(83)	386	648	247	519
Total other expense	(50,581)	(44,630)	(46,960)	(53,696)	(55,361)
LOSS FROM CONTINUING OPERATIONS	(5,052)	(11,996)	(21,291)	(27,634)	(28,051)
DISCONTINUED OPERATIONS					
Income from discontinued operations	3,596	4,151	6,820	11,016	11,287
Net gain on disposition of discontinued operations	3,903	1,826	14,139	19,720	2,517
Total discontinued operations	7,499	5,977	20,959	30,736	13,804
NET INCOME (LOSS)	2,447	(6,019)	(332)	3,102	(14,247)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONROLLING INTERESTS					
Noncontrolling interest in subsidiaries	(2,810)	(1,755)	(665)	—	—
NET (LOSS) INCOME ATTRIBUTABLE TO CUBESMART L.P.	(363)	(7,774)	(997)	3,102	(14,247)
Limited Partnership interest of third parties	(35)	381	60	(310)	1,170
NET (LOSS) INCOME ATTRIBUTABLE TO OPERATING PARTNER	(398)	(7,393)	(937)	2,792	(13,077)
Distribution to Preferred Shares	(1,218)	—	—	—	—
NET(LOSS) INCOME ATTRIBUTABLE TO COMMON UNITHOLDERS	$ (1,616)	$ (7,393)	$ (937)	$ 2,792	$ (13,077)
Basic and diluted loss per unit from continuing operations attributable to common unitholders	$ (0.09)	$ (0.14)	$ (0.29)	$ (0.44)	$ (0.45)
Basic and diluted earnings per unit from discontinued operations attributable to common unitholders	$ 0.07	$ 0.06	$ 0.28	$ 0.49	$ 0.22
Basic and diluted (loss) earnings per unit attributable to common unitholders	$ (0.02)	$ (0.08)	$ (0.01)	$ 0.05	$ (0.23)
Weighted-average basic and diluted units outstanding (1)	102,976	93,998	70,988	57,621	57,497
AMOUNTS ATTRIBUTABLE TO COMMON UNITHOLDERS:					
Loss from continuing operations	$ (8,815)	$ (13,095)	$ (20,806)	$ (25,454)	$ (25,748)
Total discontinued operations	7,199	5,702	19,869	28,246	12,671
Net (loss) income	$ (1,616)	$ (7,393)	$ (937)	$ 2,792	$ (13,077)

	At December 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data (in thousands):					
Storage facilities, net	$ 1,788,720	$ 1,428,491	$ 1,430,533	$ 1,559,958	$ 1,647,118
Total assets	1,875,979	1,478,819	1,598,870	1,597,659	1,687,831
Revolving credit facility	—	43,000	—	172,000	219,000
Unsecured term loan	400,000	200,000	—	200,000	200,000
Secured term loan	—	—	200,000	57,419	47,444
Mortgage loans and notes payable	358,441	372,457	569,026	548,085	561,057
Total liabilities	830,925	668,266	814,146	1,028,705	1,083,230
Limited Partnetship interest of third parties	49,732	45,145	45,394	46,026	48,982
CubeSmart L.P. Capital	955,913	724,216	695,309	522,928	555,619
Noncontrolling interests in subsidiaries	39,409	41,192	44,021	—	—
Total liabilities and capital	1,875,979	1,478,819	1,598,870	1,597,659	1,687,831
Other Data:					
Number of facilities	370	363	367	387	409
Total rentable square feet (in thousands)	24,420	23,635	23,749	24,973	26,119
Occupancy percentage	78.4%	76.3%	75.2%	78.9%	79.5%
Cash dividends declared per unit (2)	$ 0.290	$ 0.145	$ 0.10	$ 0.565	$ 1.05

(1) Excludes operating partnership units issued at the Parent Company's IPO and in connection with the acquisition of facilities subsequent to the Parent Company's IPO. Operating partnership units have been excluded from the earnings per share calculations as the related income or loss is presented in Limited Partnership interest of third parties.

(2) The Operating Partnership announced full quarterly dividends of $0.29 per common unit on February 21, 2007, May 8, 2007, and August 14, 2007; dividends of $0.18 per common unit on December 13, 2007, February 27, 2008, May 7, 2008, and August 6, 2008; dividends of $0.025 per common unit on December 11, 2008, January 22, 2009, April 22, 2009, July 22, 2009, October 22, 2009, December 5, 2009, February 24, 2010, June 2, 2010, and August 4, 2010; dividends of $0.07 per common unit on December 14, 2010, February 29, 2011, June 1, 2011, and August 3, 2011; and dividends of $0.08 and $0.39 per common and preferred units, respectively, on December 8, 2011.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. The Company makes certain statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled "Forward-Looking Statements." Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this report entitled "Risk Factors."

Overview

The Company is an integrated self-storage real estate company, and as such we have in-house capabilities in the operation, design, development, leasing, management and acquisition of self-storage facilities. The Parent Company's operations are conducted solely through the Operating Partnership and its subsidiaries. Effective September 14, 2011, the Parent Company changed its name from "U-Store-It Trust" to "CubeSmart" and the Operating Partnership changed its name from "U-Store-It, L.P." to "CubeSmart, L.P." The Parent Company has elected to be taxed as a REIT for U.S. federal income tax purposes. As of December 31, 2011 and December 31, 2010, the Company owned 370 and 363 self-storage facilities, respectively, totaling approximately 24.4 million rentable square feet and 23.6 million rentable square feet, respectively. As of December 31, 2011 the Company owned facilities in the District of Columbia and the following 26 states: Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, Utah, Virginia and Wisconsin. In addition, as of December 31, 2011, the Company managed 103 properties for third parties bringing the total number of properties which it owned and/or managed to 473. As of December 31, 2011 the Company managed facilities in the District of Columbia and the following states: Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Massachusetts, Maryland, Michigan, New Hampshire, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Texas and Virginia.

The Company derives revenues principally from rents received from its customers who rent cubes at its self-storage facilities under month-to-month leases. Therefore, our operating results depend materially on our ability to retain our existing customers and lease our available self-storage cubes to new customers while maintaining and, where possible, increasing our pricing levels. In addition, our operating results depend on the ability of our customers to make required rental payments to us. We have a decentralized approach to the management and operation of our facilities, which places an emphasis on local, market level oversight and control. We believe this approach allows us to respond quickly and effectively to changes in local market conditions, and to maximize revenues by managing rental rates and occupancy levels.

The Company typically experiences seasonal fluctuations in the occupancy levels of our facilities, which are generally slightly higher during the summer months due to increased moving activity.

The United States continues to recover from an economic downturn that resulted in higher unemployment, stagnant employment growth, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures. A continuation of — or slow recovery from — ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

In the future, the Company intends to focus on maximizing internal growth opportunities and selectively pursuing targeted acquisitions and developments of self-storage facilities.

The Company has one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

The Company's self-storage facilities are located in major metropolitan and rural areas and have numerous tenants per facility. No single tenant represents a significant concentration of our revenues. The facilities in Florida, California, Texas and Illinois provided approximately 17%, 12%, 10% and 7%, respectively, of total revenues for the year ended December 31, 2011.

Through our November 2011 Storage Deluxe Acquisition, the Company acquired properties that contain an aggregate of 1.0 million net rentable square feet and increased its footprint in the New York, Connecticut and Pennsylvania markets. We believe that the Storage Deluxe Acquisition will have a positive impact on our future operating results and financial condition, and that this impact is not yet reflected in the historical financial information presented in this Annual Report on Form 10-K because the Storage Deluxe Acquisition occurred late in the year ended December 31, 2011.

Summary of Critical Accounting Policies and Estimates

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this Annual Report on Form 10-K. Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this report. A summary of significant accounting policies is also provided in the notes to our consolidated financial statements (See Note 2 to the consolidated financial statements). These policies require the application of judgment and assumptions by management and, as a result, are subject to a degree of uncertainty. Due to this uncertainty, actual results could differ materially from estimates calculated and utilized by management.

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and in which the limited partners do not have substantive participating rights, or the ability to dissolve the entity or remove the Company without cause.

Self-Storage Facilities

The Company records self-storage facilities at cost less accumulated depreciation. Depreciation on the buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from five to 40 years. Expenditures for significant renovations or improvements that extend the useful life of assets are capitalized. Repairs and maintenance costs are expensed as incurred.

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities. The Company allocated a portion of the purchase price to an intangible asset attributed to the value of in-place leases. This intangible is generally amortized to expense over the expected remaining term of the respective leases. Substantially all of the leases in place at acquired facilities are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date no portion of the purchase price has been allocated to above- or below-market lease intangibles. To date, no intangible asset has been recorded for the value of tenant relationships, because the Company does not have any concentrations of significant tenants and the average tenant turnover is fairly frequent.

Long-lived assets classified as "held for use" are reviewed for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the property's basis is recoverable. If a property's basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized in accordance with these procedures during 2011, 2010 and 2009.

The Company considers long-lived assets to be "held for sale" upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing of the transaction; accordingly, the facility is not identified as held for sale until the closing actually occurs. However, each potential transaction is evaluated based on its separate facts and circumstances. Properties classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

2011

On November 3, 2011, the Company acquired 16 properties from various entities which were branded as Storage Deluxe with a purchase price of approximately $357.3 million. The 16 properties purchased are located in New York, Connecticut and Pennsylvania. In connection with this acquisition, the Company allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $18.1 million. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during 2011 was approximately $3.0 million.

Additionally, during 2011, the Company acquired 11 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $109.8 million. In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $7.0 million. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during 2011 was approximately $2.8 million. In connection with three of the acquisitions, the Company assumed mortgage debt, at fair value, with an outstanding principal balance totaling $21.4 million and recorded a net premium of $0.4 million to reflect the fair values of the debt at the time of assumption.

2010

On April 28, 2010, the Company acquired 85 management contracts from United Stor-All Management, LLC ("United Stor-All"). The Company accounted for this acquisition as a business combination. The Company recorded the fair value of the assets acquired which includes the intangible value related to the management contracts as other assets, net on the Company's consolidated balance sheet. The average estimated life of the intangible value of the management contracts is 56 months and the amortization expense that was recognized during 2011 and 2010 was approximately $1.3 million and $0.9 million, respectively.

During 2010, the Company acquired 12 self-storage facilities located throughout the United States. In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $3.7 million. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during 2011 and 2010 was approximately $3.0 million and $0.7 million, respectively.

Revenue Recognition

Management has determined that all our leases with tenants are operating leases. Rental income is recognized in accordance with the terms of the lease agreements or contracts, which generally are month-to-month.

The Company recognizes gains on disposition of properties only upon closing in accordance with the guidance on sales of real estate. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Share Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our equity incentive plans. Accordingly, share compensation expense was recorded ratably over the vesting period relating to such contingently issued shares and options. The Company has elected to recognize compensation expense on a straight-line method over the requisite service period.

Noncontrolling Interests

Noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. In accordance with authoritative guidance issued on noncontrolling interests in consolidated financial statements, such noncontrolling interests are reported on the consolidated balance sheets within equity/capital, separately from the Parent Company's equity/capital. The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption value. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Parent Company and noncontrolling interests. Presentation of consolidated equity/capital activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity/capital, noncontrolling interests and total equity/capital.

Income Taxes

The Company elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code beginning with the period from October 21, 2004 (commencement of operations) through December 31, 2004. In management's opinion, the requirements to maintain these elections are being met. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company's ordinary income and (b) 95% of the Company's net capital gain exceeds cash distributions and certain taxes paid by the Company.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued an amendment to the accounting standard for the presentation of comprehensive income. The amendment requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the amendment requires entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This amendment is effective for fiscal years and interim periods beginning after December 15, 2011. The Company's adoption of the new standard will not have a material impact on its consolidated financial position or results of operations as the amendment relates only to changes in financial statement presentation.

Results of Operations

The following discussion of our results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes thereto. Historical results set forth in the consolidated statements of operations reflect only the existing facilities and should not be taken as indicative of future operations. The Company considers its same-store portfolio to consist of only those facilities owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented. Same-store results are considered to be useful to investors in evaluating our performance because they provide information relating to changes in facility-level operating performance without taking into account the effects of acquisitions, developments or dispositions. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this Annual Report on Form 10-K.

The Company's results of operations are affected by the acquisition and disposition activity during the 2011, 2010, and 2009 periods as described below. At December 31, 2011, 2010, and 2009, the Company owned 370, 363, and 367 self-storage facilities and related assets, respectively.

- In 2011, 27 self-storage facilities were acquired for approximately $467.1 million (the "2011 Acquisitions") and 19 self-storage facilities were sold for approximately $45.2 million (the "2011 Dispositions").

- In 2010, 12 self-storage facilities were acquired for approximately $85.1 million (the "2010 Acquisitions") and 16 self-storage facilities were sold for approximately $38.1 million (the "2010 Dispositions").

- In 2009, 20 self-storage facilities were sold for approximately $90.9 million (the "2009 Dispositions").

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010 (dollars in thousands)

	Same-Store Property Portfolio				Non Same-Store Properties		Other/ Eliminations		Total Portfolio			
	2011	2010	Increase/ (Decrease)	% Change	2011	2010	2011	2010	2011	2010	Increase/ (Decrease)	Change
REVENUES:												
Rental income	$ 192,514	$ 187,653	$ 4,861	3%	$ 19,592	$ 1,269	$ —	$ —	$ 212,106	$ 188,922	$ 23,184	12%
Other property related income	18,130	15,636	2,494	16%	2,011	1,746	1,590	596	21,731	17,978	3,753	21%
Property management fee income	—	—	—	—	—	—	3,768	2,829	3,768	2,829	939	33%
Total revenues	210,644	203,289	7,355	4%	21,603	3,015	5,358	3,425	237,605	209,729	27,876	13%
OPERATING EXPENSES:												
Property operating expenses	79,372	79,131	241	0%	7,573	1,960	12,215	9,170	99,160	90,261	8,899	10%
NET OPERATING INCOME:	131,272	124,158	7,114	6%	14,030	1,055	(6,857)	(5,745)	138,445	119,468	18,977	16%
Depreciation and amortization									68,223	61,428	6,795	11%
General and administrative									24,693	25,406	(713)	-3%
Subtotal									92,916	86,834	6,082	7%
Operating income									45,529	32,634	12,895	40%
Other Income (Expense):												
Interest:												
Interest expense on loans									(33,199)	(37,794)	4,595	-12%
Loan procurement amortization expense									(5,028)	(6,463)	1,435	-22%
Loan procurement amortization expense - early repayment of debt									(8,167)	—	(8,167)	100%
Acquisition related costs									(3,823)	(759)	(3,064)	100%
Equity in losses of real estate ventures									(281)	—	(281)	100%
Other									(83)	386	(469)	-122%
Total other expense									(50,581)	(44,630)	(5,951)	13%
LOSS FROM CONTINUING OPERATIONS									(5,052)	(11,996)	6,944	58%
DISCONTINUED OPERATIONS												
Income from discontinued operations									3,596	4,151	(555)	-13%
Net gain on disposition of discontinued operations									3,903	1,826	2,077	114%
Total discontinued operations									7,499	5,977	1,522	25%
NET INCOME (LOSS)									2,447	(6,019)	8,466	141%
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS												
Noncontrolling interests in the Operating Partnership									(35)	381	(416)	-109%
Noncontrolling interests in subsidiaries									(2,810)	(1,755)	(1,055)	-60%
NET LOSS ATTRIBUTABLE TO THE COMPANY									$ (398)	$ (7,393)	$ 6,995	95%

Revenues

Rental income increased from $188.9 million in 2010 to $212.1 million in 2011, an increase of $23.2 million. This increase is primarily attributable to $18.3 million of additional income from the properties acquired in 2010 and 2011 and increases in average occupancy and scheduled annual rent per square foot on the same-store portfolio which contributed $4.9 million to the increase in rental income during 2011 as compared to 2010.

Other property related income increased from $18.0 million in 2010 to $21.7 million in 2011, an increase of $3.7 million, or 21%. This increase is primarily attributable to increased fee revenue and insurance commissions of $3.8 million during the year ended December 31, 2011 as compared to the year ended December 31, 2010, which includes an increase of $0.3 million related to the 2010 and 2011 acquisitions.

Property management fee income increased to $3.8 million in 2011 from $2.8 million during 2010, an increase of $1.0 million. This increase is attributable to an increase in management fees related to the third party management business (103 facilities as of December 31, 2011 compared to 93 facilities as of December 31, 2010) and 12 months of management fees earned during the 2011 period related to the addition of 85 management contracts in April 2010, compared to eight months of similar activity during the 2010 period.

Operating Expenses

Property operating expenses increased from $90.3 million in 2010 to $99.2 million in 2011, an increase of $8.9 million, or 10%. This increase is primarily attributable to $8.7 million of increased expenses associated with newly acquired properties and 12 months of expenses in the 2011 period related to the addition of 85 management contracts in April 2010, compared to only eight months of similar expenses in the 2010 period. In addition, we experienced a $0.4 million increase in rebranding and SuperStore related expenses during the 2011 period as compared to the 2010 period.

Depreciation and amortization increased from $61.4 million in 2010 to $68.2 million in 2011, an increase of $6.8 million, or 11%. This increase is primarily attributable to depreciation and amortization expense related to the 2010 and 2011 acquisitions recognized in 2011, with no corresponding expense recognized in 2010.

Other Income (Expenses)

Interest expense decreased from $37.8 million in 2010 to $33.2 million in 2011, a decrease of $4.6 million, or 12%. Approximately $1.6 million of the reduced interest expense related to approximately $210 million of net mortgage loan repayments during the period from January 1, 2010 through December 31, 2011. Interest expense also decreased as a result of lower interest rates on the 2011 Credit Facility during the 2011 period as compared to the interest rates on the Prior Facility during the 2010 period, offset by increased unsecured loan borrowings during the period.

Loan procurement amortization expense - early repayment of debt was $8.2 million for the year ended December 31, 2011, with no comparable expense during the 2010 period. This expense is related to the write-off of unamortized loan procurement costs associated with the Prior Facility.

Acquisition related costs increased from $0.8 million during 2010 to $3.8 million during 2011 as a result of the acquisition of 27 self-storage facilities in 2011, including 16 facilities in the Storage Deluxe Acquisition, compared to 12 acquisitions during 2010.

Equity in losses of real estate ventures was $0.3 million for the year ended December 31, 2011, with no comparable expense during the 2010 period. This expense is related to earnings attributable to the HSRE Venture, which was formed in September 2011.

Discontinued Operations

Gains on disposition of discontinued operations increased from $1.8 million in the 2010 period to $3.9 million in the 2011 period, an increase of $2.1 million. Gains during 2010 related to the sale of 16 assets during 2010, and gains during 2011 related to the sale of 19 assets during 2011.

Noncontrolling Interests in Subsidiaries

Noncontrolling interests in subsidiaries increased to $2.8 million in the 2011 period from $1.8 million in the 2010 period. This increase is primarily a result of increased income related to the operations of our joint venture ("HART"), which was formed in August 2009 to own and operate 22 self-storage facilities. The Company retained a 50% ownership interest in HART and accordingly presents the 50% of the related results that are allocated to the venture partner as an adjustment to net income (loss) when arriving at net income (loss) attributable to shareholders.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009 (dollars in thousands)

	Same-Store Property Portfolio				Non Same-Store Properties		Other/ Eliminations		Total Portfolio			
	2010	2009	Increase/ (Decrease)	% Change	2010	2009	2010	2009	2010	2009	Increase/ (Decrease)	Change
REVENUES:												
Rental income	$ 187,653	$ 188,241	$ (588)	0%	$ 1,269	$ (140)	$ —	$ —	$ 188,922	$ 188,101	$ 821	0%
Other property related income	15,636	14,389	1,247	9%	1,746	1,071	596	—	17,978	15,460	2,518	16%
Property management fee income	—	—	—	—	—	—	2,829	56	2,829	56	2,773	4952%
Total revenues	203,289	202,630	659	0%	3,015	931	3,425	56	209,729	203,617	6,112	3%
OPERATING EXPENSES:												
Property operating expenses	79,131	80,200	(1,069)	-1%	1,960	622	9,170	7,573	90,261	88,395	1,866	2%
NET OPERATING INCOME:	124,158	122,430	1,728	1%	1,055	309	(5,745)	(7,517)	119,468	115,222	4,246	4%
Depreciation and amortization									61,428	66,984	(5,556)	-8%
General and administrative									25,406	22,569	2,837	13%
Subtotal									86,834	89,553	(2,719)	-3%
Operating income									32,634	25,669	6,965	27%
Other Income (Expense):												
Interest:												
Interest expense on loans									(37,794)	(45,269)	7,475	-17%
Loan procurement amortization expense									(6,463)	(2,339)	(4,124)	176%
Acquisition related costs									(759)	—	(759)	100%
Other									386	648	(262)	-40%
Total other expense									(44,630)	(46,960)	2,330	-5%
LOSS FROM CONTINUING OPERATIONS									(11,996)	(21,291)	9,295	44%
DISCONTINUED OPERATIONS												
Income from discontinued operations									4,151	6,820	(2,669)	-39%
Net gain on disposition of discontinued operations									1,826	14,139	(12,313)	-87%
Total discontinued operations									5,977	20,959	(14,982)	-71%
NET LOSS									(6,019)	(332)	(5,687)	-1713%
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS												
Noncontrolling interests in the Operating Partnership									381	60	321	535%
Noncontrolling interests in subsidiaries									(1,755)	(665)	(1,090)	-164%
NET LOSS ATTRIBUTABLE TO THE COMPANY									$ (7,393)	$ (937)	$ (6,456)	-689%

Revenues

Rental income increased from $188.1 million in 2009 to $188.9 million in 2010, an increase of $0.8 million. This increase is primarily attributable to additional income from the 2010 acquisitions of approximately $1.4 million in 2010 with no similar income in 2009, offset by a decrease in the realized annual rent per square foot of 1% related to the same-store property portfolio which resulted in a $0.6 million decrease in same-store rental income.

Other property related income increased from $15.5 million in 2009 to $18.0 million in 2010, an increase of $2.5 million, or 16%. This increase is primarily attributable to increased fee revenue and insurance commissions related to the same-store properties of $1.1 million and an increase in other property related income of $1.3 million related to the 2010 Acquisitions and other non-same store revenue during 2010 as compared to 2009.

Property management fee income increased to $2.8 million in 2010 from $56,000 during 2009, an increase of $2.8 million. This increase is attributable to an increase in management fees related to the third party management business, which included 93 facilities as of December 31, 2010 compared to eight facilities as of December 31, 2009.

Operating Expenses

Property operating expenses increased from $88.4 million in 2009 to $90.3 million in 2010, an increase of $1.9 million, or 2%. This increase is primarily attributable to $2.9 million of increased expenses associated with non same-store properties and additional costs incurred to support the growth of the third party management business, offset by a $1.1 million decrease in same-store expenses primarily attributable to a $0.6 million decrease in real estate tax expense in 2010 as compared to 2009.

Depreciation and amortization decreased from $67.0 million in 2009 to $61.4 million in 2010, a decrease of $5.6 million, or 8%. This decrease is primarily attributable to depreciation expense recognized in 2009 related to assets that became fully depreciated during 2009, with no similar activity on these fully depreciated assets in 2010.

General and administrative expenses increased from $22.6 million in 2009 to $25.4 million in 2010, an increase of $2.8 million, or 13%. This increase is primarily attributable to additional personnel costs during 2010 incurred to support operational functions of the Company as well as non-recurring contract related costs incurred in conjunction with amendments to employment agreements with members of our senior management.

Other Income (Expenses)

Interest expense decreased from $45.3 million in 2009 to $37.8 million in 2010, a decrease of $7.5 million, or 17%. Approximately $3.9 million of the reduced interest expense related to $175 million of net mortgage loan repayments during the period from January 1, 2009 through December 31, 2010. Interest expense also decreased by approximately $3.6 million as a result of reduced average outstanding credit facility borrowings and lower interest rates during 2010 as compared to 2009.

Loan procurement amortization expense increased from $2.3 million in 2009 to $6.5 million in 2010, an increase of $4.2 million, or 176%. The increase is attributable to the amortization of additional costs incurred in relation to the amendment of the Prior Facility in 2010, and a full year of amortization of costs related to the Prior Facility and the 17 secured financings entered into in 2009.

Acquisition related costs increased to $0.8 million during 2010 with no comparable costs in 2009 as a result of the acquisition of 12 self-storage facilities, in addition to the acquisition of 85 management contracts from United Stor-All, during 2010, compared to no acquisition activity during 2009.

Discontinued Operations

Gains on disposition of discontinued operations decreased from $14.1 million in the 2009 period to $1.8 million in the 2010 period, a decrease of $12.3 million. Gains during 2009 related to the sale of 20 assets during 2009, and gains during 2010 related to the sale of 16 assets during the year.

Noncontrolling Interests in Subsidiaries

Noncontrolling interests in subsidiaries increased to $1.8 million in the 2010 period from $0.7 million in the 2009 period. This increase is primarily a result of a full year of activity related to the operations of our HART joint venture.

Non-GAAP Financial Measures

NOI

We define net operating income, which we refer to as "NOI," as total continuing revenues less continuing property operating expenses. NOI also can be calculated by adding back to net income (loss): interest expense on loans, loan procurement amortization expense, loan procurement amortization expense — early repayment of debt, acquisition related costs, equity in losses of real estate ventures, amounts attributable to noncontrolling interests, other expense, depreciation and amortization expense, general and administrative expense, and deducting from net income: income from discontinued operations, gains on disposition of discontinued operations, other income, and interest income. NOI is not a measure of performance calculated in accordance with GAAP.

We use NOI as a measure of operating performance at each of our facilities, and for all of our facilities in the aggregate. NOI should not be considered as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

- It is one of the primary measures used by our management and our facility managers to evaluate the economic productivity of our facilities, including our ability to lease our facilities, increase pricing and occupancy and control our property operating expenses;

- It is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

- We believe it helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of our basis in our assets from our operating results.

There are material limitations to using a measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income. NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income.

FFO

Pursuant to the revised definition of Funds from Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), we calculate Funds from Operations, or "FFO," by adjusting net income (computed in accordance with GAAP, including non-recurring items) for gains (or losses) from sales of properties, impairments of depreciable assets, real estate related depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure. The use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. Management generally considers FFO to be a useful measure for reviewing our comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets, impairments of depreciable assets, and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently.

FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. FFO does not represent cash generated from operating activities determined in accordance with GAAP and is not a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO should be compared with our reported net income and considered in addition to cash flows in accordance with GAAP, as presented in our Consolidated Financial Statements.

The following table presents a reconciliation of net income to FFO for the year ended December 31, 2011 and 2010 (in thousands):

	2011	2010
Net loss attributable to common shareholders	$ (1,616)	$ (7,393)
Add (deduct):		
Real estate depreciation and amortization:		
Real property - continuing operations	66,587	59,699
Real property - discontinued operations	848	3,209
Company's share of unconsolidated real estate ventures	542	—
Noncontrolling interest's share of consolidated real estate ventures	(1,731)	(2,206)
Gains on sale of real estate	(3,903)	(1,826)
Noncontrolling interests in the Operating Partnership	35	(381)
FFO	$ 60,762	$ 51,102
Weighted-average diluted shares and units outstanding	109,085	99,955

Cash Flows

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2011 and 2010 is as follows:

Net cash flow provided by (used in):	Year Ended December 31, 2011	2010	Change
	(in thousands)		
Operating activities	$ 84,327	$ 71,517	$ 12,810
Investing activities	$ (442,100)	$ (44,783)	$ (397,317)
Financing activities	$ 360,951	$ (123,611)	$ 484,562

Cash flows provided by operating activities for the years ended December 31, 2011 and 2010 were $84.3 million and $71.5 million, respectively, an increase of $12.8 million. Our principal source of cash flows is from the operation of our properties. Our increased cash flow from operating activities is primarily attributable to our 2010 and 2011 acquisitions.

Cash used in investing activities increased from $44.8 million in 2010 to S442.1 million in 2011, an increase of $397.3 million. The increase primarily relates to increased property acquisitions in 2011 (Storage Deluxe Acquisition with a purchase price totaling $357.3 million and 11 other property acquisitions with purchase prices totaling $109.8 million) compared to 2010 (12 property acquisitions with purchase price totaling $85.1 million).

Cash provided by (used in) financing activities increased from ($123.6) million in 2010 to $361.0 million in 2011, an increase of $484.6 million. The increase relates to the following: (a) increased common and preferred share issuances of $231.3 million in 2011, as compared to 2010, primarily used to finance the Storage Deluxe Acquisition in November 2011, (b) a net increase in unsecured term loans of $200.0 million that was used to repay $93 million of borrowings under the revolving credit facility related to the financing of the Storage Deluxe Acquisition, and (c) a net decrease in payments on mortgage loans and notes payable of $156.9 million; offset by full repayment of revolving credit facility borrowings of $43 million during 2011, compared to prior year inflows of $43 million, and increased distributions of $19.3 million in 2011 as compared to 2010.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2010 and 2009 is as follows:

Net cash flow provided by (used in):	Year Ended December 31, 2010	Year Ended December 31, 2009	Change
	(in thousands)		
Operating activities	$ 71,517	$ 62,214	$ 9,303
Investing activities	$ (44,783)	$ 98,852	$ (143,635)
Financing activities	$ (123,611)	$ (62,042)	$ (61,569)

Cash flows provided by operating activities for the years ended December 31, 2010 and 2009 were $71.5 million and $62.2 million, respectively, an increase of $9.3 million. The increase primarily relates to timing differences associated with a $3.2 million increase in accounts payable and accrued expense activity and a $3.9 million decrease in restricted cash activity during 2010 as compared to 2009 and increased NOI levels during 2010 as compared to 2009.

Cash (used in) provided by investing activities decreased from $98.9 million in 2009 to ($44.8) million in 2010, a decrease of $143.6 million. The decrease primarily relates to decreased property dispositions in 2010 (aggregate proceeds of $37.3 million related to 16 facilities) compared to 2009 (aggregate proceeds of $68.3 million related to 20 facilities), net proceeds received from the formation of YSI HART Limited Partnership in August 2009 of approximately $48.7 million, with no similar transactions during 2010, as well as more acquisition activity in 2010 (12 facilities acquired for an aggregate cost of $84.7 million) relative to no acquisitions during 2009. The decrease was offset by repayment of notes receivable of $20.1 million during 2010.

Cash used in financing activities increased from $62.0 million in 2009 to $123.6 million in 2010, an increase of $61.6 million. The increase primarily relates to higher common share issuance activity in 2010 compared to 2009 (proceeds of $170.9 million and $47.6 million, respectively), and increased distributions paid to shareholders, and non-controlling interests of $5.9 million during 2010 as compared to 2009 due to additional outstanding shares during 2010, offset by decreased net debt repayments of $54.8 million and loan procurement costs of $12.6 million in 2010 as compared to 2009.

Liquidity and Capital Resources

Liquidity Overview

Our cash flow from operations has historically been one of our primary sources of liquidity to fund debt service, distributions and capital expenditures. We derive substantially all of our revenue from customers who lease space from us at our facilities and fees earned from managing properties. Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our customers. We believe that the facilities in which we invest — self-storage facilities — are less sensitive than other real estate product types to near-term economic downturns. However, prolonged economic downturns will adversely affect our cash flows from operations.

In order to qualify as a REIT for federal income tax purposes, the Parent Company is required to distribute at least 90% of REIT taxable income, excluding capital gains, to our shareholders on an annual basis or pay federal income tax. The nature of our business, coupled with the requirement that the Parent Company distribute a substantial portion of our income on an annual basis, will cause us to have substantial liquidity needs over both the short term and the long term.

Our short-term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our facilities, refinancing of certain mortgage indebtedness, interest expense and scheduled principal payments on debt, expected distributions to limited partners and shareholders and recurring capital expenditures. These funding requirements will vary from year to year, in some cases significantly. We funded the $357.3 million cash portion of the Storage Deluxe Acquisition using approximately $277.3 million in net proceeds from our recently completed public offerings of common and preferred shares and borrowings of approximately $93 million under our 2011 Credit Facility. We expect recurring capital expenditures in the 2012 fiscal year to be approximately $7 million to $9 million. In addition, we expect capital improvements totaling approximately $8 million related to our store upgrade ("SuperStore") and rebranding initiatives, through December 31, 2012. Our currently scheduled principal payments on debt, including borrowings outstanding on the 2011 Credit Facility and Term Loan Facility, are approximately $168.8 million in 2012.

Our most restrictive debt covenants limit the amount of additional leverage we can add; however, we believe cash flow from operations, access to our "at the market" program and access to our 2011 Credit Facility are adequate to execute our current business plan and remain in compliance with our debt covenants.

Our liquidity needs beyond 2012 consist primarily of contractual obligations which include repayments of indebtedness at maturity, as well as potential discretionary expenditures such as (i) non-recurring capital expenditures; (ii) redevelopment of operating facilities; (iii) acquisitions of additional facilities; and (iv) development of new facilities. We will have to satisfy our needs through either additional borrowings, including borrowings under the revolving portion of our 2011 Credit Facility, sales of common or preferred shares and/or cash generated through facility dispositions and joint venture transactions.

Notwithstanding the discussion above, we believe that, as a publicly traded REIT, we will have access to multiple sources of capital to fund long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, we cannot provide any assurance that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. In addition, dislocation in the United States debt markets may significantly reduce the availability and increase the cost of long-term debt capital, including conventional mortgage financing and commercial mortgage-backed securities financing. There can be no assurance that such capital will be readily available in the future. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

As of December 31, 2011, we had approximately $9.1 million in available cash and cash equivalents. In addition, we had approximately $400 million of availability for borrowings under our 2011 Credit Facility.

Bank Credit Facilities

On December 8, 2009, we entered into a three-year, $450 million senior secured credit facility, which we refer to as the Prior Facility, consisting of a $200 million secured term loan and a $250 million secured revolving credit facility. The Prior Facility was collateralized by mortgages on "borrowing base properties" (as defined in the Prior Facility agreement). The Prior Facility replaced the prior, three-year $450 million unsecured credit facility (the "2006 Credit Facility"), which was entered into in November 2006, and consisted of a $200 million unsecured term loan and $250 million in unsecured revolving loans. All borrowings under the 2006 Credit Facility were repaid in December 2009.

On September 29, 2010, we amended the Prior Facility. The Prior Facility, as amended, consisted of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility and had an outstanding balance of $43 million as of December 31, 2010. The Prior Facility, as amended had a three-year term expiring on December 7, 2013, was unsecured, and borrowings on the facility incurred interest on a borrowing spread determined by our leverage levels plus LIBOR.

On June 20, 2011, we entered into an unsecured Term Loan Agreement (the "Term Loan Facility") which consisted of a $100 million term loan with a five-year maturity and a $100 million term loan with a seven-year maturity. The Term Loan Facility permits the Company to request additional advances of five-year or seven-year loans in minimum increments of $5 million, provided that such additional advances do not, in the aggregate, exceed $50 million. We incurred costs of $2.1 million in connection with executing the agreement and capitalized such costs as a component of loan procurement costs, net of amortization on the consolidated balance sheet. Interest rates on the Term Loan Facility range, depending on the Company's leverage levels, from 1.90% to 2.75% over LIBOR for the five-year loan, and from 2.05% to 2.85% over LIBOR for the seven-year loan, and each loan has no LIBOR floor. As of

December 31, 2011, we had received two investment grade ratings, and therefore pricing on the Term Loan Facility ranges from 1.45% to 2.10% over LIBOR for the five-year loan, and from 1.60% to 2.25% over LIBOR for the seven-year loan.

On December 9, 2011, we entered into a credit agreement comprised of a $100 million unsecured term loan maturing in December 2014; a $200 million unsecured term loan maturing in March 2017; and a $300 million unsecured revolving facility maturing in December 2015, which we refer to as the 2011 Credit Facility. The 2011 Credit Facility replaces in its entirety our Prior Facility. In connection with obtaining the 2011 Credit Facility, we paid additional deferred financing costs of $3.4 million and wrote off deferred financing fees related to the Prior Facility of $6.1 million.

Interest rates on borrowings under the 2011 Credit Facility depend on our unsecured debt credit rating. At our current Baa3/BBB- level, amounts drawn under the revolving facility portion of the 2011 Credit Facility are priced at 1.80% over LIBOR, with no LIBOR floor and amounts drawn under the term loan portion of the 2011 Credit Facility are priced at 1.75% over LIBOR, with no LIBOR floor.

On December 31, 2011, $200 million of unsecured term loan borrowings were outstanding under the Term Loan Facility, $200 million of unsecured term loan borrowings were outstanding under the 2011 Credit Facility, and $400 million was available for borrowing under the 2011 Credit Facility. We had interest rate swaps as of December 31, 2011, that fix LIBOR on $200 million of borrowings under the 2011 Credit Facility maturing in March 2017 at 1.34%. In addition, at December 31, 2011, we had interest rate swaps that fix LIBOR on both the five and seven-year term loans under the Term Loan Facility through their respective maturity dates. The interest rate swap agreements fix thirty day LIBOR over the terms of the five and seven-year term loans at 1.80% and 2.47%, respectively. We recognized loan procurement amortization expense - early repayment of debt of $8.2 million related to the write-off of unamortized loan procurement costs associated with the Prior Facility.

As of December 31, 2011, borrowings under the 2011 Credit Facility and Term Loan Facility had a weighted average interest rate of 3.57% and the effective interest rates on the five and seven-year term loans were 3.65% and 4.47%, respectively, after giving consideration to the interest rate swaps described in Note 8.

Our ability to borrow under the 2011 Credit Facility and Term Loan Facility is subject to our ongoing compliance with certain financial covenants which include:

- Maximum total indebtedness to total asset value of 60.0% at any time;
- Minimum fixed charge coverage ratio of 1.50:1.00; and
- Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

Further, under the 2011 Credit Facility and Term Loan Facility, we are restricted from paying distributions on our common shares that would exceed an amount equal to the greater of (i) 95% of our funds from operations, and (ii) such amount as may be necessary to maintain our REIT status.

We are currently in compliance with all of our financial covenants and anticipate being in compliance with all of our financial covenants through the terms of the 2011 Credit Facility and Term Loan Facility.

Other Material Changes in Financial Position

	December 31, 2011	December 31, 2010	Increase (decrease)
	(in thousands)		
Selected Assets			
Storage facilities, net	$ 1,788,720	$ 1,428,491	$ 360,229
Investment in joint venture	$ 15,181	$ —	$ 15,181
Other assets, net	$ 43,645	$ 18,576	$ 25,069
Selected Liabilities			
Revolving credit facility	$ —	$ 43,000	$ (43,000)
Unecured term loan	$ 400,000	$ 200,000	$ 200,000
Mortgage loans and notes payable	$ 358,441	$ 372,457	$ (14,016)
Accounts payable, accrued expenses and other liabilities	$ 51,025	$ 36,172	$ 14,853

Storage facilities, net increased $360.2 million during 2011 primarily as a result of the acquisition of 27 facilities for $467.1 million and fixed asset additions, offset by the disposition of 19 properties for $45.2 million during the same period. Investment in joint venture increased by $15.2 million due to the formation of the HSRE joint venture in September 2011. Other assets, net increased $25.1 million due to increased intangible assets of $25.1 million related to the 2011 Acquisitions.

Our borrowing under the revolving portion of the 2011 Credit Facility decreased $43.0 million as a result of additional borrowings made during 2011 from the Term Loan Facility and the related paydown of the Prior Facility. Unsecured term loan borrowing increased by $200 million due to borrowings under the Term Loan Facility related to payments for the 2011 Acquisitions and the repayment of multiple mortgages in 2011. Mortgage loans and notes payable decreased $14.0 million due to scheduled principal payments and the repayment of several mortgages during the year. Accounts payable, accrued expenses and other liabilities increased $14.9 million primarily due to an increase in derivative liabilities during 2011.

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2011 (in thousands):

	Payments Due by Period						
	Total	**2012**	**2013**	**2014**	**2015**	**2016**	**2017 and thereafter**
Mortgage loans and notes payable (a)	$ 358,055	$ 168,763	$ 30,816	$ 64,443	$ 64,598	$ 7,601	$ 21,834
Revolving credit facility and unsecured term loans (b)	400,000	—	—	100,000	—	100,000	200,000
Interest payments (b)	122,490	32,038	25,462	21,897	16,134	14,430	12,529
Ground leases and third party office lease	43,235	988	988	940	860	887	38,572
Related party office leases	1,473	475	499	499	—	—	—
Software and service contracts	2,085	2,085	—	—	—	—	—
	$ 927,338	$ 204,349	$ 57,765	$ 187,779	$ 81,592	$ 122,918	$ 272,935

(a) Amounts do not include unamortized discounts/premiums.

(b) Interest on variable rate debt calculated using the following rates: The 2011 Credit Facility and Term Loan Facility had a weighted average interest rate of 3.57% and the effective interest rates on the five and seven-year term loans were 3.65% and 4.47%, respectively.

We expect that the contractual obligations owed in 2012 will be satisfied by a combination of cash generated from operations and from draws on the revolving portion of the 2011 Credit Facility.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with other unconsolidated entities (other than our co-investment partnerships) or other persons, also known as variable interest entities not previously discussed.

ITEM 7A. ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK***

The Company's future income, cash flows and fair values relevant to financial instruments depend upon prevailing interest rates.

Market Risk

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds.

Effect of Changes in Interest Rates on our Outstanding Debt

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use derivative financial instruments such as interest rate swaps or caps to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market rates. The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates chosen.

As of December 31, 2011 our consolidated debt consisted of $758.4 million of outstanding mortgages and unsecured term loans that are subject to fixed rates, including variable rate debt that is effectively fixed through our use of interest rate swaps. There were no amounts outstanding subject to floating rates. However, to the extent that we borrow on the revolving credit facility, we will then have debt subject to variable rates. Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position. If market rates of interest increase by 1%, the fair value of our outstanding fixed-rate mortgage debt and unsecured term loans would decrease by approximately $23.4 million. If market rates of interest decrease by 1%, the fair value of our outstanding fixed-rate mortgage debt and unsecured term loans would increase by approximately $23.4 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Controls and Procedures (Parent Company)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Parent Company carried out an evaluation, under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Parent Company's chief executive officer and chief financial officer have concluded that the Parent Company's disclosure controls and procedures are effective.

Based on that evaluation, the Parent Company's chief executive officer and chief financial officer have concluded that the Parent Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Parent Company in reports that it files or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Parent Company's management, including its chief executive officer and chide financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Parent Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting is set forth on page F-2 of this Annual Report on Form 10-K, and is incorporated herein by reference. The effectiveness of the Parent Company's internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Controls and Procedures (Operating Partnership)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of its management, including the Operating Partnership's chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act). Based on that evaluation, the Operating Partnership's chief executive officer and chief financial officer have concluded that the Operating Partnership's disclosure controls and procedures are effective.

Based on that evaluation, the Operating Partnership's chief executive officer and chief financial officer have concluded that the Operating Partnership's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Operating Partnership in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Operating Partnership's management, including the Operating Partnership's chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Operating Partnership's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting is set forth on page F-2 of this Annual Report on Form 10-K, and is incorporated herein by reference. The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

ITEM 9B. ***OTHER INFORMATION***

Not applicable.

PART III

ITEM 10. ***TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

We have adopted a Code of Ethics for all of our employees, officers and trustees, including our principal executive officer and principal financial officer, which is available on our website at www.cubesmart.com. We intend to disclose any amendment to, or a waiver from, a provision of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

The remaining information required by this item regarding trustees, executive officers and corporate governance is hereby incorporated by reference to the material appearing in the Proxy Statement for the Annual Shareholders Meeting to be held in 2011 (the "Proxy Statement") under the captions "Proposal 1: Election of Trustees," "Executive Officers," "Meetings and Committees of the Board of Trustees," and "Shareholder Proposals and Nominations for the 2013 Annual Meeting." The information required by this item regarding compliance with Section 16(a) of the Exchange Act is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. ***EXECUTIVE COMPENSATION***

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the captions "Compensation Committee Report," "Meetings and Committees of the Board of Trustees — Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation," "Potential Payments Upon Termination or Change in Control," and "Trustee Compensation."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,255,718(1)	$ 10.35(2)	4,356,330
Equity compensation plans not approved by shareholders	—	—	—
Total	5,255,718	$ 10.35	4,356,330

(1) Excludes 666,622 shares subject to outstanding restricted share unit awards.

(2) This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of outstanding restricted unit awards.

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the caption "Security Ownership of Management" and "Security Ownership of Beneficial Owners."

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE*

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the captions "Corporate Governance- Independence of Trustees," "Policies and Procedures Regarding Review, Approval or Ratification of Transactions With Related Persons," and "Transactions With Related Persons."

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the captions "Audit Committee Matters - Fees Paid to Our Independent Registered Public Accounting Firm" and "—Audit Committee Pre-Approval Policies and Procedures."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this report:

1. *Financial Statements.*

   The response to this portion of Item 15 is submitted as a separate section of this report.

2. *Financial Statement Schedules.*

   The response to this portion of Item 15 is submitted as a separate section of this report.

3. *Exhibits.*

   The list of exhibits filed with this report is set forth in response to Item 15(b). The required exhibit index has been filed with the exhibits.

(b) *Exhibits.* The following documents are filed as exhibits to this report:

3.1* Articles of Amendment and Restatement of Declaration of Trust of U-Store-It Trust, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

3.2* Articles of Amendment of Declaration of Trust of CubeSmart, dated September 14, 2011, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on September 16, 2011.

3.3* Articles Supplementary to Declaration of Trust of CubeSmart classifying and designating CubeSmart's 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 3.3 to CubeSmart's Form 8-A, filed on October 31, 2011.

3.4* Third Amended and Restated Bylaws of CubeSmart, effective September 14, 2011, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on September 16, 2011.

3.5* Certificate of Limited Partnership of U-Store-It, L.P., incorporated by reference to Exhibit 3.1 to CubeSmart, L.P.'s Registration Statement on Form 10, filed on July 15, 2011.

3.6* Amendment No. 1 to Certificate of Limited Partnership of CubeSmart, L.P., dated September 14, 2011, incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K, filed on September 16, 2011.

3.7* Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

3.8* Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of November 2, 2011, incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K, filed on September 16, 2011.

3.9* Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of November 2, 2011, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on November 2, 2011.

4.1* Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848.

4.2* Form of Certificate for CubeSmart's 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 4.1 to CubeSmart's Form 8-A, filed on October 31, 2011.

4.3* Indenture, dated as of September 16, 2011, among CubeSmart, L.P., CubeSmart and U.S. Bank National Association, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3, filed on September 16, 2011.

10.1* Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.2* Amended and Restated Credit Agreement dated December 7, 2009, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC, Bank of America Securities LLC, Wachovia Bank, National Association, Bank of America, N.A., Regions Bank, SunTrust Bank and the financial institutions initially signatory thereto, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009.

10.3* Form of Guaranty, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009.

10.4* Form of Term Note, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009.

10.5* Form of Revolving Note, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009.

10.6* Form of Swingline Note, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009.

10.7* Form of Security Interest regarding fixed rate mortgage loan between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on November 4, 2005.

10.8* Secured Promissory Note, dated November 1, 2005, between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 4, 2005.

10.9* Loan Agreement, dated August 4, 2005, by and between YASKY LLC and LaSalle Bank National Association, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.10* Loan Agreement, dated July 19, 2005, by and between YSI VI LLC and Lehman Brothers Bank, FSB, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.11* Loan Agreement, dated as of October 27, 2004, by and between YSI I LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.12* Loan Agreement, dated as of October 27, 2004, by and between YSI II LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.13* Standstill Agreement, by and among, U-Store-It Trust, Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.14* Settlement Agreement and Mutual Release, by and among U-Store-It Trust, U-Store-It, L.P., YSI Management LLC, U-Store-It Mini Warehouse Co., U-Store-It Development, LLC, Dean Jernigan, Kathleen A. Weigand, Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, Kyle V. Amsdell, Rising Tide Development LLC, and Amsdell and Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.15* Purchase and Sale Agreement, by and between U-Store-It, L.P. and Rising Tide Development, LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.16* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated March 29, 2005, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.17* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.18* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.19* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.20* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.21*	Lease, dated March 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.
10.22*	Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.
10.23*	Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.
10.24*	Option Termination Agreement, by and between U-Store-It, L.P. and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed on August 7, 2007.
10.25*	Property Management Termination Agreement, by and among U-Store-It Trust, YSI Management LLC, and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed on August 7, 2007.
10.26*	Marketing and Ancillary Services Termination Agreement, by and among U-Store-It Trust, U-Store-It Mini Warehouse Co., and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed on August 7, 2007.
10.27*†	Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 2, 2010.
10.28*†	Amended and Restated Executive Employment Agreement, dated January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on January 27, 2011.
10.29*†	Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on July 2, 2010.
10.30*†	Indemnification Agreement, dated as of January 25, 2008, by and among U-Store-It Trust, U-Store-It, L.P. and Daniel B. Hurwitz, incorporated by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.
10.31*†	Indemnification Agreement, dated as of March 22, 2007, by and among U-Store-It Trust, U-Store-It, L.P. and Marianne M. Keler, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.
10.32*†	Indemnification Agreement, dated as of December 11, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Timothy M. Martin, incorporated by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007.
10.33*†	Indemnification Agreement, dated June 5, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.
10.34*†	Indemnification Agreement, dated as of April 24, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Dean Jernigan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on April 24, 2006.
10.35*†	Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Robert J. Amsdell, incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.36*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Barry L. Amsdell, incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.37*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Todd C. Amsdell, incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.38*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and John C. Dannemiller, incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.39*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Thomas A. Commes, incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.40*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and David J. LaRue, incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.41*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Harold S. Haller, incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.42*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and William M. Diefenderfer III, incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.43*† Indemnification Agreement, dated as of November 5, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and John F. Remondi, incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.44*† Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on July 2, 2010.

10.45*† Amended and Restated Noncompetition Agreement, dated as of January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on January 27, 2011.

10.46*† Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on July 2, 2010.

10.47*† Schedule of Compensation for Non-Employee Trustees of U-Store-It Trust, effective May 8, 2007, incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.48*† Nonqualified Share Option Agreement, dated as of June 5, 2006, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.49*† Nonqualified Share Option Agreement, dated as of April 19, 2006, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on April 24, 2006.

10.50*† Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.51*† Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.52*† Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 25, 2008.

10.53*† Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.54*† Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on January 25, 2008.

10.55*† Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.56*† Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on January 25, 2008.

10.57*† Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.58*† U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.59*† U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.60*† U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 6, 2005.

10.61*† Amended and Restated U-Store It Trust 2007 Equity Incentive Plan, effective June 2, 2010, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 4, 2010.

10.62*† 2004 Equity Incentive Plan of U-Store-It Trust, effective as of October 19, 2004, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8- K, filed on November 2, 2004.

10.63*† Indemnification Agreement, dated as of February 26, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey Foster, incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.64*† Severance and General Release Agreement dated February 10, 2009 by and between U-Store-It Trust and Kathleen Weigand, incorporated by reference to Exhibit 10.84 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.65*† Severance and General Release Agreement dated December 31, 2008 by and between U-Store-It Trust and Steve Nichols, incorporated by reference to Exhibit 10.85 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.66* Contribution Agreement dated August 6, 2009 by and between YSI Venture LP LLC and HART -YSI Investor LP LLC, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on August 7, 2009.

10.67* First Amendment to Contribution Agreement dated August 13, 2009 by and between YSI Venture LP LLC and HART - YSI Investor LP LLC, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 14, 2009.

10.68* Amended and Restated Limited Partnership Agreement of YSI — HART LIMITED PARTNERSHIP dated August 13, 2009, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 14, 2009.

10.69* Sales Agreement dated April 3, 2009, among the U-Store-It Trust, U-Store-It, L.P., and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K, filed on April 3, 2009.

10.70*† Letter Agreement dated January 9, 2009 between U-Store-It Trust and Jeffrey P. Foster, incorporated by reference to Exhibit 10.70 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.71*† Indemnification Agreement, dated as of February 23, 2010, by and among U-Store-It Trust, U-Store-It, L.P. and Piero Bussani, incorporated by reference to Exhibit 10.71 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.72*† Employment letter Agreement, dated July 13, 2010, by and between U-Store-It Trust and Robert G. Blatz, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 29, 2010.

10.73* Second Amended and Restated Credit Agreement, dated as of September 29, 2010, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC and Banc of America Securities LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 4, 2010.

10.74* Amendment No. 1 to Sales Agreement, dated January 26, 2011, by and among U-Store-It Trust, U-Store It, L.P. and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed January 27, 2011.

10.75*† Amended and Restated Executive Employment Agreement, dated January 24, 2011 by and among U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed January 27, 2011.

10.76*† Amended and Restated Non-Competition Agreement, dated January 24, 2011 by and among U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed January 27, 2011.

10.77*† Indemnification Agreement, dated as of January 31, 2011, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey F. Rogatz, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 1, 2011.

10.78*† Amended and Restated Employment Letter Agreement, dated April 4, 2011, by and between U-Store-It Trust and Jeffrey P. Foster, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on April 6, 2011.

10.79* Term Loan Agreement dated as of June 20, 2011 by and among U-Store-It, L.P., as Borrower, U-Store-It Trust, and Wells Fargo Securities, LLC and PNC Capital Markets LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 23, 2011.

10.80* Amendment No. 2 to the Sales Agreement, dated September 16, 2011 among CubeSmart, CubeSmart, L.P. and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 16, 2011.

10.81* Agreement for Purchase & Sale, dated as of October 24, 2011, by and between CubeSmart, L.P. and 200 East 135th Street LLC, 1880 Bartow Avenue LLC, 255 Exterior St LLC, 1376 Cromwell LLC, 175th Street DE LLC, Boston Rd LLC, Bronx River LLC, Bruckner Blvd LLC, 1980 White Plains Road, 552 Van Buren LLC, 481 Grand LLC, 2047 Pitkin LLC, Sheffield Ave LLC, Cropsey Ave LLC, 9826 Jamaica Ave LLC, 179 Jamaica Avenue Realty LLC, 714 Markley St LLC, Yorktown Heights Storage, LLC, Marbledale Rd LLC, New Rochelle Storage Partners, L.L.C.,

Wilton Storage Partners L.L.C. and Shelton Storage LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 24, 2011.

10.82*	Registration Rights Agreement dated as of October 24, 2011 by and between CubeSmart and Wells Fargo Investment Holdings, LLC, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on October 24, 2011.
10.83*	Waiver of Ownership Limitation, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on October 24, 2011.
10.84*	Commitment Letter for $100 million Senior Unsecured Term Loan Facility, dated as of October 24, 2011, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on October 24, 2011.
10.85*	Purchase Agreement for Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, dated October 24, 2011, between CubeSmart and Wells Fargo Investment Holdings, LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 31, 2011.
10.86*	Credit Agreement dated as of December 9, 2011 by and among CubeSmart, L.P., CubeSmart, Wells Fargo Securities, LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated, as Revolver and Tranche A joint lead arrangers and joint bookrunners and Wells Fargo Securities, LLC, as Tranche B sole lead arranger and sole bookrunner, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 14, 2011.
10.87†	Form of Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan.
10.88†	Form of Non-Qualified Share Option Agreement under the CubeSmart 2007 Equity Incentive Plan.
12.1	Statement regarding Computation of Ratios of CubeSmart.
12.2	Statement regarding Computation of Ratios of CubeSmart, L.P.
21.1	List of Subsidiaries.
23.1	Consent of KPMG LLP relating to financial statements of CubeSmart.
23.2	Consent of KPMG LLP relating to financial statements of CubeSmart, L.P.
31.1	Certification of Chief Executive Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of Chief Executive Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4	Certification of Chief Financial Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart, L.P. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Material Tax Considerations
101	The following CubeSmart and CubeSmart, L.P. financial information for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statements of Cash Flows,

and (v) Notes to Consolidated Financial Statements, detailed tagged and filed herewith.

---

* Incorporated herein by reference as above indicated.

† Denotes a management contract or compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUBESMART

By: /s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 29, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ William M. Diefenderfer III William M. Diefenderfer III	Chairman of the Board of Trustees	February 29, 2012
/s/ Dean Jernigan Dean Jernigan	Chief Executive Officer and Trustee (Principal Executive Officer)	February 29, 2012
/s/ Timothy M. Martin Timothy M. Martin	Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2012
/s/ Piero Bussani Piero Bussani	Trustee	February 29, 2012
/s/ Marianne M. Keler Marianne M. Keler	Trustee	February 29, 2012
/s/ David J. LaRue David J. LaRue	Trustee	February 29, 2012
/s/ John R. Remondi John R. Remondi	Trustee	February 29, 2012
/s/ Jeffrey F. Rogatz Jeffrey F. Rogatz	Trustee	February 29, 2012

FINANCIAL STATEMENTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON CUBESMART INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart and CubeSmart L.P. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the Company's management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the Company's internal control over financial reporting is effective.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the Company are being made only in accordance with the authorization of the Company's management and its Board of Trustees; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the Company's management, including the principal executive officer and principal financial officer, we conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, based upon the Committee of Sponsoring Organizations of the Treadway Commission (COSO) criteria. In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of CubeSmart:

We have audited the accompanying consolidated balance sheets of CubeSmart as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of CubeSmart's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CubeSmart as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CubeSmart's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Partners of CubeSmart, L.P.:

We have audited the accompanying consolidated balance sheets of CubeSmart, L.P. as of December 31, 2011 and 2010, and the related consolidated statements of operations, capital, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of CubeSmart, L.P.'s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CubeSmart, L.P. as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CubeSmart, L.P.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of CubeSmart:

We have audited CubeSmart's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CubeSmart's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on CubeSmart Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CubeSmart maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CubeSmart as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Partners of CubeSmart, L.P.:

We have audited CubeSmart, L.P's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CubeSmart, L.P.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on CubeSmart Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CubeSmart, L.P. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CubeSmart, L.P. as of December 31, 2011 and 2010, and the related consolidated statements of operations, capital, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2012

CUBESMART AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Storage facilities	$ 2,107,469	$ 1,743,021
Less: Accumulated depreciation	(318,749)	(314,530)
Storage facilities, net	1,788,720	1,428,491
Cash and cash equivalents	9,069	5,891
Restricted cash	11,291	10,250
Loan procurement costs, net of amortization	8,073	15,611
Investment in real estate ventures, at equity	15,181	—
Other assets, net	43,645	18,576
Total assets	$ 1,875,979	$ 1,478,819
LIABILITIES AND EQUITY		
Revolving credit facility	$ —	$ 43,000
Unsecured term loan	400,000	200,000
Mortgage loans and notes payable	358,441	372,457
Accounts payable, accrued expenses and other liabilities	51,025	36,172
Distributions payable	11,401	7,275
Deferred revenue	9,568	8,873
Security deposits	490	489
Total liabilities	830,925	668,266
Noncontrolling interests in the Operating Partnership	49,732	45,145
Commitments and contingencies		
Equity		
7.75% Series A Preferred shares $.01 par value, 3,220,000 shares authorized, 3,100,000 and 0 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	31	—
Common shares $.01 par value, 200,000,000 shares authorized, 122,058,919 and 98,596,796 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	1,221	986
Additional paid in capital	1,309,505	1,026,952
Accumulated other comprehensive loss	(12,831)	(1,121)
Accumulated deficit	(342,013)	(302,601)
Total CubeSmart shareholders' equity	955,913	724,216
Noncontrolling interest in subsidiaries	39,409	41,192
Total equity	995,322	765,408
Total liabilities and equity	$ 1,875,979	$ 1,478,819

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the year ended December 31, 2011	2010	2009
REVENUES			
Rental income	$ 212,106	$ 188,922	$ 188,101
Other property related income	21,731	17,978	15,460
Property management fee income	3,768	2,829	56
Total revenues	237,605	209,729	203,617
OPERATING EXPENSES			
Property operating expenses	99,160	90,261	88,395
Depreciation and amortization	68,223	61,428	66,984
General and administrative	24,693	25,406	22,569
Total operating expenses	192,076	177,095	177,948
OPERATING INCOME	45,529	32,634	25,669
OTHER INCOME (EXPENSE)			
Interest:			
Interest expense on loans	(33,199)	(37,794)	(45,269)
Loan procurement amortization expense	(5,028)	(6,463)	(2,339)
Loan procurement amortization expense - early repayment of debt	(8,167)	—	—
Acquisition related costs	(3,823)	(759)	—
Equity in losses of real estate ventures	(281)	—	—
Other	(83)	386	648
Total other expense	(50,581)	(44,630)	(46,960)
LOSS FROM CONTINUING OPERATIONS	(5,052)	(11,996)	(21,291)
DISCONTINUED OPERATIONS			
Income from discontinued operations	3,596	4,151	6,820
Gain on disposition of discontinued operations	3,903	1,826	14,139
Total discontinued operations	7,499	5,977	20,959
NET INCOME (LOSS)	2,447	(6,019)	(332)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS			
Noncontrolling interests in the Operating Partnership	(35)	381	60
Noncontrolling interest in subsidiaries	(2,810)	(1,755)	(665)
NET LOSS ATTRIBUTABLE TO THE COMPANY	$ (398)	$ (7,393)	$ (937)
Distribution to Preferred Shares	(1,218)	—	—
NET LOSS ATTRIBUTABLE TO THE COMPANY'S COMMON SHAREHOLDERS	$ (1,616)	$ (7,393)	$ (937)
Basic and diluted loss per share from continuing operations attributable to common shareholders	$ (0.09)	$ (0.14)	$ (0.29)
Basic and diluted earnings per share from discontinued operations attributable to common shareholders	$ 0.07	$ 0.06	$ 0.28
Basic and diluted loss per share attributable to common shareholders	$ (0.02)	$ (0.08)	$ (0.01)
Weighted-average basic and diluted shares outstanding	102,976	93,998	70,988
AMOUNTS ATTRIBUTABLE TO THE COMPANY'S COMMON SHAREHOLDERS:			
Loss from continuing operations	$ (8,815)	$ (13,095)	$ (20,806)
Total discontinued operations	7,199	5,702	19,869
Net loss	$ (1,616)	$ (7,393)	$ (937)

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Common Shares		Preferred Shares		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity	Noncontrolling Interest in Subsidiaries	Total Equity	Noncontrolling Interests in the Operating Partnership
	Number	Amount	Number	Amount							
Balance at December 31, 2008	57,623	$ 576	—	$ —	$ 801,029	$ (7,553)	$ (271,124)	$ 522,928	$ —	$ 522,928	$ 46,026
Contributions from noncontrolling interests in subsidiaries								—	44,739	44,739	(90)
Issuance of common shares, net	34,677	347			170,501			170,848		170,848	
Issuance of restricted shares	85	1						1		1	
Conversion from units to shares	270	3						3		3	
Amortization of restricted shares					1,631			1,631		1,631	
Share compensation expense					1,765			1,765		1,765	
Net income (loss)							(937)	(937)	665	(272)	(60)
Other comprehensive income:											
Unrealized gain on interest rate swap						6,153		6,153		6,153	1
Unrealized gain on foreign currency translation						526		526		526	27
Distributions							(7,609)	(7,609)	(1,383)	(8,992)	(510)
Balance at December 31, 2009	92,655	$ 927	—	$ —	$ 974,926	$ (874)	$ (279,670)	$ 695,309	$ 44,021	$ 739,330	$ 45,394
Contributions from noncontrolling interests in subsidiaries								—	15	15	
Issuance of common shares, net	5,610	56			47,517			47,573		47,573	
Issuance of restricted shares	203	2						2		2	
Conversion from units to shares	73	1			674			675		675	(675)
Exercise of stock options	56				194			194		194	
Amortization of restricted shares					1,759			1,759		1,759	
Share compensation expense					1,882			1,882		1,882	
Adjustment for noncontrolling interest in operating partnership							(1,510)	(1,510)		(1,510)	1,510
Net (loss) income							(7,393)	(7,393)	1,755	(5,638)	(381)
Other comprehensive loss:											
Unrealized loss on foreign currency translation						(247)		(247)	(8)	(255)	(13)
Distributions							(14,028)	(14,028)	(4,591)	(18,619)	(690)
Balance at December 31, 2010	98,597	$ 986	—	$ —	$ 1,026,952	$ (1,121)	$ (302,601)	$ 724,216	$ 41,192	$ 765,408	$ 45,145
Contributions from noncontrolling interests in subsidiaries								—	1	1	
Issuance of common shares, net	23,140	231			203,788			204,019		204,019	
Issuance of preferred shares, net			3,100	31	74,817			74,848		74,848	
Issuance of restricted shares	235	3						3		3	
Conversion from units to shares	63	1			623			624		624	(624)
Exercise of stock options	24				121			121		121	
Amortization of restricted shares					1,677			1,677		1,677	
Share compensation expense					1,527			1,527		1,527	
Adjustment for noncontrolling interest in operating partnership							(7,082)	(7,082)		(7,082)	7,082
Net (loss) income							(398)	(398)	2,810	2,412	35
Other comprehensive gain (loss):											
Unrealized loss on interest rate swap						(11,849)		(11,849)		(11,849)	(545)
Unrealized gain on foreign currency translation						139		139	5	144	7
Preferred share distributions							(1,218)	(1,218)		(1,218)	
Common share distributions							(30,714)	(30,714)	(4,599)	(35,313)	(1,368)
Balance at December 31, 2011	122,059	$ 1,221	3,100	$ 31	$ 1,309,505	$ (12,831)	$ (342,013)	$ 955,913	$ 39,409	$ 995,322	$ 49,732

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2011	2010	2009
Operating Activities			
Net income (loss)	$ 2,447	$ (6,019)	$ (332)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	73,702	70,850	75,908
Gain on disposition of discontinued operations	(3,903)	(1,826)	(14,139)
Equity compensation expense	3,204	3,641	3,396
Accretion of fair market value adjustment of debt	(89)	(255)	(463)
Loan procurement amortization expense - early repayment of debt	8,167	—	—
Real estate venture loss	(281)	—	—
Changes in other operating accounts:			
Other assets	(23)	(427)	388
Restricted cash	(853)	3,889	—
Accounts payable and accrued expenses	2,634	1,437	(1,797)
Other liabilities	(678)	227	(747)
Net cash provided by operating activities	$ 84,327	$ 71,517	$ 62,214
Investing Activities			
Acquisitions, additions and improvements to storage facilities	(471,188)	(104,441)	(17,882)
Investment in real estate venture	(15,462)	—	—
Proceeds from sales of properties, net	44,460	37,304	68,257
Proceeds from notes receivable	—	20,112	—
Proceeds from sales to noncontrolling interests	—	—	48,641
Decrease (increase) in restricted cash	90	2,242	(164)
Net cash (used in) provided by investing activities	$ (442,100)	$ (44,783)	$ 98,852
Financing Activities			
Proceeds from:			
Revolving credit facility	256,700	95,000	9,500
Secured term loans	—	—	200,000
Mortgage loans and notes payable	3,537	—	116,615
Unsecured term loans	400,000	—	—
Principal payments on:			
Revolving credit facility	(299,700)	(52,000)	(181,500)
Unsecured term loans	(200,000)	—	(200,000)
Secured term loans	—	—	(57,419)
Mortgage loans and notes payable	(39,321)	(196,205)	(95,211)
Proceeds from issuance of common shares, net	204,019	47,573	170,852
Proceeds from issuance of preferred shares, net	74,848	—	—
Exercise of stock options	121	194	—
Contributions from noncontrolling interests in subsidiaries	1	15	—
Distributions paid to shareholders	(27,849)	(9,407)	(6,736)
Distributions paid to noncontrolling interests in Operating Partnership	(1,322)	(482)	(508)
Distributions paid to noncontrolling interest in subsidiaries	(4,599)	(4,591)	(1,383)
Loan procurement costs	(5,484)	(3,708)	(16,252)
Net cash provided by (used in) financing activities	$ 360,951	$ (123,611)	$ (62,042)
(Decrease) increase in cash and cash equivalents	3,178	(96,877)	99,024
Cash and cash equivalents at beginning of year	5,891	102,768	3,744
Cash and cash equivalents at end of year	$ 9,069	$ 5,891	$ 102,768
Supplemental Cash Flow and Noncash Information			
Cash paid for interest, net of interest capitalized	$ 33,265	$ 38,346	$ 43,764
Supplemental disclosure of noncash activities:			
Acquisition related contingent consideration	$ —	$ 1,777	$ —
Notes receivable originated upon disposition of property	$ —	$ —	$ 17,600
Derivative valuation adjustment	$ (12,394)	$ —	$ 6,153
Foreign currency translation adjustment	$ 151	$ (268)	$ 553
Mortgage loan assumption - acquisition of storage facility	$ 21,827	$ —	$ —

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Storage facilities	$ 2,107,469	$ 1,743,021
Less: Accumulated depreciation	(318,749)	(314,530)
Storage facilities, net	1,788,720	1,428,491
Cash and cash equivalents	9,069	5,891
Restricted cash	11,291	10,250
Loan procurement costs, net of amortization	8,073	15,611
Investment in real estate ventures, at equity	15,181	—
Other assets, net	43,645	18,576
Total assets	$ 1,875,979	$ 1,478,819
LIABILITIES AND CAPITAL		
Revolving credit facility	$ —	$ 43,000
Unsecured term loan	400,000	200,000
Mortgage loans and notes payable	358,441	372,457
Accounts payable, accrued expenses and other liabilities	51,025	36,172
Distributions payable	11,401	7,275
Deferred revenue	9,568	8,873
Security deposits	490	489
Total liabilities	830,925	668,266
Limited Partnership interest of third parties	49,732	45,145
Commitments and contingencies		
Capital		
Operating Partner	968,744	725,337
Accumulated other comprehensive loss	(12,831)	(1,121)
Total CubeSmart L.P. capital	955,913	724,216
Noncontrolling interests in subsidiaries	39,409	41,192
Total capital	995,322	765,408
Total liabilities and capital	$ 1,875,979	$ 1,478,819

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per common unit data)

	For the year ended December 31,		
	2011	2010	2009
REVENUES			
Rental income	$ 212,106	$ 188,922	$ 188,101
Other property related income	21,731	17,978	15,460
Property management fee income	3,768	2,829	56
Total revenues	237,605	209,729	203,617
OPERATING EXPENSES			
Property operating expenses	99,160	90,261	88,395
Depreciation and amortization	68,223	61,428	66,984
General and administrative	24,693	25,406	22,569
Total operating expenses	192,076	177,095	177,948
OPERATING INCOME	45,529	32,634	25,669
OTHER INCOME (EXPENSE)			
Interest:			
Interest expense on loans	(33,199)	(37,794)	(45,269)
Loan procurement amortization expense	(5,028)	(6,463)	(2,339)
Loan procurement amortization expense - early repayment of debt	(8,167)	—	—
Acquisition related costs	(3,823)	(759)	—
Equity in losses of real estate ventures	(281)	—	—
Other	(83)	386	648
Total other expense	(50,581)	(44,630)	(46,960)
LOSS FROM CONTINUING OPERATIONS	(5,052)	(11,996)	(21,291)
DISCONTINUED OPERATIONS			
Income from discontinued operations	3,596	4,151	6,820
Gain on disposition of discontinued operations	3,903	1,826	14,139
Total discontinued operations	7,499	5,977	20,959
NET INCOME (LOSS)	2,447	(6,019)	(332)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS			
Noncontrolling interest in subsidiaries	(2,810)	(1,755)	(665)
NET LOSS ATTRIBUTABLE TO CUBESMART L.P.	(363)	(7,774)	(997)
Limited Partnership interest of third parties	(35)	381	60
NET LOSS ATTRIBUTABLE TO OPERATING PARTNER	(398)	(7,393)	(937)
Distribution to Preferred Units	(1,218)	—	—
NET LOSS ATTRIBUTABLE TO COMMON UNITHOLDERS	$ (1,616)	$ (7,393)	$ (937)
Basic and diluted loss per unit from continuing operations attributable to common unitholders	$ (0.09)	$ (0.14)	$ (0.29)
Basic and diluted earnings per unit from discontinued operations attributable to common unitholders	$ 0.07	$ 0.06	$ 0.28
Basic and diluted loss per unit attributable to common unitholders	$ (0.02)	$ (0.08)	$ (0.01)
Weighted-average basic and diluted units outstanding	102,976	93,998	70,988
AMOUNTS ATTRIBUTABLE TO COMMON UNITHOLDERS:			
Loss from continuing operations	$ (8,815)	$ (13,095)	$ (20,806)
Total discontinued operations	7,199	5,702	19,869
Net loss	$ (1,616)	$ (7,393)	$ (937)

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITAL
(in thousands)

	Number of Common of OP Units Outstanding	Number of Preferred OP Units Outstanding	Operating Partner	Accumulated Other Comprehensive (Loss) Income	Total Cubesmart L.P. Capital	Noncontrolling Interest in Subsidiaries	Total Capital	Operating Partnership interest of third parties
Balance at December 31, 2008	57,623	—	$ 530,481	$ (7,553)	$ 522,928	$ —	$ 522,928	$ 46,026
Contributions from noncontrolling interests in subsidiaries					—	44,739	44,739	(90)
Issuance of common OP units, net	34,677		170,848		170,848		170,848	
Issuance of restricted OP units	85		1		1		1	
Exercise of OP unit options					—		—	
Conversion from units to shares	270		3		3		3	
Amortization of restricted OP units			1,631		1,631		1,631	
OP unit compensation expense			1,765		1,765		1,765	
Net (loss) income			(937)		(937)	665	(272)	(60)
Other comprehensive loss:					—		—	
Unrealized gain on interest rate swap				6,153	6,153		6,153	1
Unrealized loss on foreign currency translation				526	526		526	27
Distributions			(7,609)		(7,609)	(1,383)	(8,992)	(510)
Balance at December 31, 2009	92,655	—	$ 696,183	$ (874)	$ 695,309	$ 44,021	$ 739,330	$ 45,394
Contributions from noncontrolling interests in subsidiaries					—	15	15	
Issuance of common OP units, net	5,610		47,573		47,573		47,573	
Issuance of restricted OP units	203		2		2		2	
Exercise of OP unit options	56		194		194		194	
Conversion from units to shares	73		675		675		675	(675)
Amortization of restricted OP units			1,759		1,759		1,759	
OP unit compensation expense			1,882		1,882		1,882	
Adjustment for Limited Partnership interest of third parties			(1,510)		— (1,510)		— (1,510)	1,510
Net (loss) income			(7,393)		(7,393)	1,755	(5,638)	(381)
Other comprehensive loss:					—		—	
Unrealized loss on foreign currency translation				(247)	(247)	(8)	(255)	(13)
Distributions			(14,028)		(14,028)	(4,591)	(18,619)	(690)
Balance at December 31, 2010	98,597	—	$ 725,337	$ (1,121)	$ 724,216	$ 41,192	$ 765,408	$ 45,145
Contributions from noncontrolling interests in subsidiaries						1	1	
Issuance of common OP units, net	23,140		204,019		204,019		204,019	
Issuance of preferred OP units, net		3,100	74,848		74,848		74,848	
Issuance of restricted OP units	235		3		3		3	
Exercise of OP unit options	24		121		121		121	
Conversion from units to shares	63		624		624		624	(624)
Amortization of restricted OP units			1,677		1,677		1,677	
OP unit compensation expense			1,527		1,527		1,527	
Net (loss) income			(398)		(398)	2,810	2,412	35
Adjustment for Limited Partnership interest of third parties			(7,082)		(7,082)		(7,082)	7,082
Other comprehensive income (loss):								
Unrealized loss on interest rate swap				(11,849)	(11,849)		(11,849)	(545)
Unrealized gain on foreign currency translation				139	139	5	144	7
Preferred unit distributions			(1,218)		(1,218)		(1,218)	
Common unit distributions			(30,714)		(30,714)	(4,599)	(35,313)	(1,368)
Balance at December 31, 2011	122,059	3,100	$ 968,744	$ (12,831)	$ 955,913	$ 39,409	$ 995,322	$ 49,732

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2011	2010	2009
Operating Activities			
Net income (loss)	$ 2,447	$ (6,019)	$ (332)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	73,702	70,850	75,908
Gain on disposition of discontinued operations	(3,903)	(1,826)	(14,139)
Equity compensation expense	3,204	3,641	3,396
Accretion of fair market value adjustment of debt	(89)	(255)	(463)
Loan procurement amortization expense - early repayment of debt	8,167	—	—
Real estate venture loss	(281)	—	—
Changes in other operating accounts:			
Other assets	(23)	(427)	388
Restricted cash	(853)	3,889	—
Accounts payable and accrued expenses	2,634	1,437	(1,797)
Other liabilities	(678)	227	(747)
Net cash provided by operating activities	$ 84,327	$ 71,517	$ 62,214
Investing Activities			
Acquisitions, additions and improvements to storage facilities	(471,188)	(104,441)	(17,882)
Investment in real estate venture	(15,462)	—	—
Proceeds from sales of properties, net	44,460	37,304	68,257
Proceeds from notes receivable	—	20,112	—
Proceeds from sales to noncontrolling interests	—	—	48,641
Decrease (increase) in restricted cash	90	2,242	(164)
Net cash (used in) provided by investing activities	$ (442,100)	$ (44,783)	$ 98,852
Financing Activities			
Proceeds from:			
Revolving credit facility	256,700	95,000	9,500
Secured term loans	—	—	200,000
Mortgage loans and notes payable	3,537	—	116,615
Unsecured term loans	400,000	—	—
Principal payments on:			
Revolving credit facility	(299,700)	(52,000)	(181,500)
Unsecured term loans	(200,000)	—	(200,000)
Secured term loans	—	—	(57,419)
Mortgage loans and notes payable	(39,321)	(196,205)	(95,211)
Proceeds from issuance of common units, net	204,019	47,573	170,852
Proceeds from issuance of preferred units, net	74,848	—	—
Exercise of unit options	121	194	—
Contributions from noncontrolling interests in subsidiaries	1	15	—
Distributions paid to unitholders	(27,849)	(9,407)	(6,736)
Distributions paid to Limited Partnership interest of third parties	(1,322)	(482)	(508)
Distributions paid to noncontrolling interest in subsidiaries	(4,599)	(4,591)	(1,383)
Loan procurement costs	(5,484)	(3,708)	(16,252)
Net cash provided by (used in) financing activities	$ 360,951	$ (123,611)	$ (62,042)
(Decrease) increase in cash and cash equivalents	3,178	(96,877)	99,024
Cash and cash equivalents at beginning of year	5,891	102,768	3,744
Cash and cash equivalents at end of year	$ 9,069	$ 5,891	$ 102,768
Supplemental Cash Flow and Noncash Information			
Cash paid for interest, net of interest capitalized	$ 33,265	$ 38,346	$ 43,764
Supplemental disclosure of noncash activities:			
Acquisition related contingent consideration	$ —	$ 1,777	$ —
Notes receivable originated upon disposition of property	$ —	$ —	$ 17,600
Derivative valuation adjustment	$ (12,394)	$ —	$ 6,153
Foreign currency translation adjustment	$ 151	$ (268)	$ 553
Mortgage loan assumption - acquisition of storage facility	$ 21,827	$ —	$ —

See accompanying notes to the consolidated financial statements.

CUBESMART AND CUBESMART L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

CubeSmart (the "Parent Company") operates as a self-managed and self-administered real estate investment trust ("REIT") with its operations conducted solely through CubeSmart, L.P. and its subsidiaries. CubeSmart, L.P., a Delaware limited partnership (the "Operating Partnership"), operates through an umbrella partnership structure, with the Parent Company, a Maryland REIT, as its sole general partner. Effective September 14, 2011, the Parent Company changed its name from "U-Store-It Trust" to "CubeSmart" and the Operating Partnership changed its name from "U-Store-It, L.P." to "CubeSmart, L.P." In the notes to the consolidated financial statements, we use the terms "the Company", 'we" or "our" to refer to the Parent Company and the Operating Partnership together, unless the context indicates otherwise. The Company's self-storage facilities (collectively, the "Properties") are located in 26 states throughout the United States and the District of Columbia and are presented under one reportable segment: we own, operate, develop, manage and acquire self-storage facilities. As more fully described in Note 4, on November 3, 2011, the Company acquired 16 properties from Storage Deluxe with a purchase price of approximately $357.3 million.

As of December 31, 2011, the Parent Company owned approximately 96.3% of the partnership interests ("OP Units") of the Operating Partnership. The remaining OP Units, consisting exclusively of limited partner interests, are held by persons who contributed their interests in properties to us in exchange for OP Units. Under the partnership agreement, these persons have the right to tender their OP Units for redemption to the Operating Partnership at any time for cash equal to the fair value of an equivalent number of common shares of the Parent Company. In lieu of delivering cash, however, the Parent Company, as the Operating Partnership's general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units. If the Parent Company so chooses, its common shares will be exchanged for OP Units on a one-for-one basis. This one-for-one exchange ratio is subject to adjustment to prevent dilution. With each such exchange or redemption, the Parent Company's percentage ownership in the Operating Partnership will increase. In addition, whenever the Parent Company issues common or other classes of its shares, it contributes the net proceeds it receives from the issuance to the Operating Partnership and the Operating Partnership issues to the Parent Company an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares issued. This structure is commonly referred to as an umbrella partnership REIT or "UPREIT."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods consolidated. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

Noncontrolling Interests

The FASB issued authoritative guidance regarding noncontrolling interests in consolidated financial statements which was effective on January 1, 2009. The guidance states that noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Under the guidance, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

However, per the FASB issued authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. This would result in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered the FASB issued guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a Company's own stock to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption fair value.

The consolidated results of the Company include results attributable to units of the Operating Partnership that are not owned by the Company. These interests were issued in the form of Operating Partnership units and were a component of the consideration the Company paid to acquire certain self-storage facilities. Limited partners who acquired Operating Partnership units have the right to require the Operating Partnership to redeem part or all of their Operating Partnership units for, at the Company's option, an equivalent number of common shares of the Company or cash based upon the fair value of an equivalent number of common shares of the Company. However, the operating agreement contains certain circumstances that could result in a net cash settlement outside the control of the Company, as the Company does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance discussed above, the Company will continue to record these noncontrolling interests outside of permanent equity in the consolidated balance sheets. Net income or loss related to these noncontrolling interests is excluded from net income or loss in the consolidated statements of operations. The Company has adjusted the carrying value of its noncontrolling interests subject to redemption value to the extent applicable. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interest, the Operating Partnership reflected these interests at their redemption value at December 31, 2011, as the estimated redemption value exceeded their carrying value. The Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $7.1 million at December 31, 2011. Disclosure of such redemption provisions is provided in Note 8.

Noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact our reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

Storage Facilities

Storage facilities are carried at historical cost less accumulated depreciation and impairment losses. The cost of storage facilities reflects their purchase price or development cost. Costs incurred for the renovation of a storage facility are capitalized to the Company's investment in that property. Acquisition costs, ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. In connection with the Company's name change on September 14, 2011 from "U-Store-It Trust" to "CubeSmart", the Company has and will continue to incur additional costs related to its rebranding initiative. The Company expects to complete the rebranding for all owned locations by the end of 2012. The primary cost of the rebranding relates to the new signage at each of the Company's facilities. Also during 2011, the Company introduced its store upgrade program ("SuperStore") which added more personalized services and technology to several of its stores, including storage customization, logistics services, comprehensive moving services, organizational services, and office amenities.

Purchase Price Allocation

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon the fair value determined using an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities. The Company allocated a portion of the purchase price to an intangible asset attributed to the value of in-place leases. This intangible is generally amortized to expense over the expected remaining term of the respective leases. Substantially all of the leases in place at acquired facilities are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date no portion of the purchase price has been allocated to above- or below-market lease intangibles. To date, no intangible asset has been recorded for the value of tenant relationships, because the Company does not have any concentrations of significant tenants and the average tenant turnover is fairly frequent.

Depreciation and Amortization

The costs of self-storage facilities and improvements are depreciated using the straight-line method based on useful lives ranging from five to 40 years.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the property's basis is recoverable. If a property's basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized in accordance with these procedures during 2011, 2010 and 2009.

Long-Lived Assets Held for Sale

We consider long-lived assets to be "held for sale" upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing. In most transactions, these conditions or criteria are not satisfied until the actual closing of the transaction; accordingly, the facility is not identified as held for sale until the closing actually occurs. However, each potential transaction is evaluated based on its separate facts and circumstances. Properties classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less. The Company may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists of purchase deposits and cash deposits required for debt service requirements, capital replacement, and expense reserves in connection with the requirements of our loan agreements.

Loan Procurement Costs

Loan procurement costs related to borrowings were $13.0 million and $24.5 million at December 31, 2011 and 2010, respectively, and are reported net of accumulated amortization of $4.9 million and $8.8 million as of December 31, 2011 and 2010, respectively. The costs are amortized over the estimated life of the related debt using the effective interest method and reported as loan procurement amortization expense.

Other Assets

Other assets is comprised of the following as of December 31, 2011 and 2010 (in thousands):

	December 31,	
	2011	2010
Intangible assets, net of accumulated amortization	$ 23,185	$ 8,201
Deposits on future settlements	9,318	149
Accounts receivable	3,676	2,970
Prepaid insurance	1,397	1,409
Prepaid real estate taxes	1,114	1,557
Others	4,955	4,290
Total	$ 43,645	$ 18,576

Environmental Costs

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional facilities. Whenever the environmental assessment for one of our facilities indicates that a facility is impacted by soil or groundwater contamination from prior owners/operators or other sources, we will work with our environmental consultants and where appropriate, state governmental agencies, to ensure that the facility is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.

Revenue Recognition

Management has determined that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month.

The Company recognizes gains on disposition of properties only upon closing in accordance with the guidance on sales of real estate. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Advertising and Marketing Costs

The Company incurs advertising and marketing costs primarily attributable to internet marketing campaigns and other media advertisements. The Company incurred $6.9 million, $6.6 million and $6.5 million in advertising and marketing expenses for the years ended 2011, 2010 and 2009, respectively.

Equity Offering Costs

Underwriting discounts and commissions, financial advisory fees and offering costs are reflected as a reduction to additional paid-in capital. For the year ended December 31, 2011, the Company recognized $0.8 million of equity offering costs related to the issuance of common and preferred shares during the year.

Other Property Related Income

Other property related income consists of late fees, administrative charges, tenant insurance commissions, sales of storage supplies and other ancillary revenues derived by SuperStore services and is recognized in the period that it is earned.

Capitalized Interest

The Company capitalizes interest incurred that is directly associated with construction activities until the asset is placed into service. Interest is capitalized to the related assets using a weighted-average rate of the Company's outstanding debt. The Company capitalized $0.1 million during each of the years ended 2011, 2010 and 2009.

Derivative Financial Instruments

The Company carries all derivatives on the balance sheet at fair value. The Company determines the fair value of derivatives by observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. The Company's use of derivative instruments has been limited to cash flow hedges of certain interest rate risks. The Company had an interest rate cap agreement as of December 31, 2011, that effectively limited the LIBOR component of the interest rate on $100 million of 2011 Credit Facility borrowings to 2.00% per annum through January 2012. Additionally, the Company had interest rate swap agreements for notional principal amounts aggregating $400 million at December 31, 2011.

Income Taxes

The Company elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code beginning with the period from October 21, 2004 (commencement of operations) through December 31, 2004. In management's opinion, the requirements to maintain these elections are being met. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes. The tax basis in the Company's assets was $2.0 billion as of December 31, 2011 and $1.5 billion as of December 31, 2010.

Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a non-dividend distribution. Annually, the Company provides each of its shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital. The characterization of the Company's dividends for 2011 consisted of a 78.0704% ordinary income distribution, an 11.9314% capital gain distribution, and a 9.9982% non-dividend distribution.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company's ordinary income and (b) 95% of the Company's net capital gain exceeds cash distributions and certain taxes paid by the Company. No excise tax was incurred in 2011, 2010, or 2009.

Taxable REIT subsidiaries, such as the TRS, are subject to federal and state income taxes. Our taxable REIT cubsidiaries have a net deferred tax asset related to expenses which are deductible for tax purposes in future periods of $0.4 million and $0.3 million, respectively, as of December 31, 2011 and 2010.

Earnings per Share and Unit

Basic earnings per share and unit is calculated based on the weighted average number of common shares and restricted shares outstanding during the period. Diluted earnings per share and unit is calculated by further adjusting for the dilutive impact of share options, unvested restricted shares and contingently issuable shares outstanding during the period using the treasury stock method. Potentially dilutive securities calculated under the treasury stock method of 1,378,000, 1,177,000 and 547,000 in 2011, 2010 and 2009, respectively, were not included in the calculation of diluted earnings per share and unit, as they were identified as anti-dilutive.

Share Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our incentive award plan. Accordingly, share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options. The Company has recognized compensation expense on a straight-line method over the requisite service period.

Foreign Currency

The financial statements of foreign subsidiaries are translated to U.S. Dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures. The local currency is the functional currency for the Company's foreign subsidiaries. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive loss in shareholders' equity. The Company recognizes transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred. The Pound, which represents the functional currency used by USIFB, LLP, our joint venture in England, was translated at an end-of-period exchange rate of approximately 1.54902 and 1.55237 U.S. Dollars per Pound at December 31, 2011 and December 31, 2010, respectively, and an average exchange rate of 1.60377 and 1.54576 U.S. Dollars per Pound for the years ended December 31, 2011 and December 31, 2010, respectively. Accordingly, the Company recorded an unrealized gain of $0.2 million and an unrealized loss of $0.3 million on foreign currency translation for the years ended December 31, 2011 and 2010, respectively.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated Real Estate Ventures under the equity method of accounting. Under the equity method, investments in unconsolidated joint ventures are recorded initially at cost, as Investments in Real Estate Ventures, and subsequently adjusted for equity in earnings (losses), cash contributions, less distributions. On a periodic basis, management also assesses whether there are any indicators that the value of the Company's investments in unconsolidated Real Estate Ventures may be other than temporarily impaired. An investment is impaired only if the fair value of the investment, as estimated by management, is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. The determination as to whether an impairment exists requires significant management judgment about the fair value of its ownership interest. Fair value is determined through various valuation techniques, including but not limited to, discounted cash flow models, quoted market values and third party appraisals.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued an amendment to the accounting standard for the presentation of comprehensive income. The amendment requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the amendment requires entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This amendment is effective for fiscal years and interim periods beginning after December 15, 2011. The Company's adoption of the new standard will not have a material impact on its consolidated financial position or results of operations as the amendment relates only to changes in financial statement presentation.

Concentration of Credit Risk

The storage facilities are located in major metropolitan and rural areas and have numerous tenants per facility. No single tenant represents a significant concentration of our revenues. The facilities in Florida, California, Texas and Illinois provided approximately 17%, 12%, 10% and 7%, respectively, for the year ended December 31, 2011. The facilities in Florida, California, Texas and Illinois provided total revenues of approximately 18%, 15%, 10% and 7%, respectively, for the year ended December 31, 2010.

3. STORAGE FACILITIES

The following summarizes the real estate assets of the Company as of December 31, 2011 and December 31, 2010:

	December 31, 2011	December 31, 2010
	(in thousands)	
Land	$ 417,067	$ 374,569
Buildings and improvements	1,574,769	1,273,938
Equipment	110,371	93,571
Construction in progress **(a)**	5,262	943
Total	2,107,469	1,743,021
Less accumulated depreciation	(318,749)	(314,530)
Storage facilities — net	$ 1,788,720	$ 1,428,491

(a) The 2011 construction in progress balance includes project costs of $1.6 million related to the rebranding initiative and $0.7 million related to the SuperStore initiative.

The Company completed the following acquisitions, dispositions and consolidations for the years ended December 31, 2011, 2010 and 2009:

Facility/Portfolio	Location	Transaction Date	Number of Facilities	Purchase / Sales Price (in thousands)
2011 Acquisitions:				
Burke Lake Asset	Fairfax Station, VA	January 2011	1	$ 14,000
West Dixie Asset	Miami, FL	April 2011	1	13,500
White Plains Asset	White Plains, NY	May 2011	1	23,000
Phoenix Asset	Phoenix, AZ	May 2011	1	612
Houston Asset	Houston, TX	June 2011	1	7,600
Duluth Asset	Duluth, GA	July 2011	1	2,500
Atlanta Assets	Atlanta, GA	July 2011	2	6,975
District Heights Asset	District Heights, MD	August 2011	1	10,400
Storage Deluxe Assets	Multiple locations in NY, CT, PA and VA	November 2011	16	357,310
Leesburg Asset	Leesburg, VA	November 2011	1	13,000
Washington, DC Asset	Washington, DC	December 2011	1	18,250
			27	$ 467,147
2011 Dispositions:				
Flagship Assets	Multiple locations in IN and OH	August 2011	18	$ 43,500
Portage Asset	Portage, MI	November 2011	1	1,700
			19	$ 45,200
2010 Acquisitions:				
Frisco Asset	Frisco, TX	July 2010	1	$ 5,800
New York City Assets	New York, NY	September 2010	2	26,700
Northeast Assets	Multiple locations in NJ, NY and MA	November 2010	5	18,560
Manassas Asset	Manassas, VA	November 2010	1	6,050
Apopka Asset	Orlando, FL	November 2010	1	4,235
Wyckoff Asset	Queens, NY	December 2010	1	13,600
McLearen Asset	McLearen, VA	December 2010	1	10,200
			12	$ 85,145
2010 Dispositions:				
Sun City Asset	Sun City, CA	October 2010	1	$ 3,100
Inland Empire/Fayetteville Assets	Multiple locations in CA amd NC	December 2010	15	35,000
			16	$ 38,100
2009 Dispositions:				
68th Street Asset	Miami, FL	January 2009	1	$ 2,973
Albuquerque, NM Asset	Albuquerque, NM	April 2009	1	2,825
S. Palmetto Asset	Ontario, CA	June 2009	1	5,925
Hotel Circle Asset	Albuquerque, NM	July 2009	1	3,600
Jersey City Asset	Jersey City, NJ	August 2009	1	11,625
Dale Mabry Asset	Tampa, FL	August 2009	1	2,800
Winner Assets 1	Multiple locations in CO	September 2009	6	17,300
Baton Rouge Asset (Eminent Domain)	Baton Rouge, LA	September 2009	(b)	1,918
North H Street Asset (Eminent Domain)	San Bernardino, CA	September 2009	1	(c)
Boulder Assets (a)	Boulder, CO	September 2009	4	32,000
Winner Assets 2	Multiple locations in CO	October 2009	2	6,600
Brecksville Asset	Brecksville, OH	November 2009	1	3,300
			20	$ 90,866

(a) The Company provided $17.6 million in seller financing to the buyer as part of the Boulder Assets disposition, which was subsequently repaid during 2010.

(b) Approximately one third of the Baton Rouge Asset was taken in conjunction with eminent domain proceedings. The Company continues to own and operate the remaining two thirds of the asset and include the asset in the Company's total portfolio property count.

(c) The entirety of the North H Street Asset was taken in conjunction with eminent domain proceedings and the Company removed this asset from its total portfolio asset count. During 2011, the Company received compensation from the state of California. Accordingly, the Company recognized $1.9 million of income during 2011.

4. ACQUISITIONS

2011

On November 3, 2011, the Company acquired 16 properties from Storage Deluxe with a purchase price of approximately $357.3 million. The 16 properties purchased are located in New York, Connecticut and Pennsylvania. In connection with this acquisition, the Company allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $18.1 million. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during 2011 was approximately $3.0 million.

Additionally, during 2011, the Company acquired 11 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $109.8 million. In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $7.0 million. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during 2011 was approximately $2.8 million. In connection with three of the acquisitions, the Company assumed mortgage debt, at fair value, with an outstanding principal balance totaling $21.4 million and recorded a net premium of $0.4 million to reflect the fair values of the debt at the time of assumption.

2010

On April 28, 2010, the Company acquired 85 management contracts from United Stor-All Management, LLC ("United Stor-All"). The Company accounted for this acquisition as a business combination. The 85 management contracts relate to facilities located in 16 states and the District of Columbia. The Company recorded the fair value of the assets acquired which includes the intangible value related to the management contracts as other assets, net on the Company's consolidated balance sheet. The Company's estimate of the fair value of the acquired assets and liabilities utilized Level 3 inputs and considered the probability of the expected period the contracts would remain in place, including estimated renewal periods, and the amount of the discounted estimated future contingent payments to be made. The Company paid $4.1 million in cash for the contracts and recognized $1.8 million in contingent consideration, paid quarterly through 2013. The Company records changes in the fair value of the contingent consideration liability in earnings. As of December 31, 2011 and 2010, no adjustments to the fair value were deemed necessary. The average estimated life of the intangible value of the management contracts is 56 months from the April 2010 closing, and the amortization expense that was recognized during 2011 and 2010 was approximately $1.3 million and $0.9 million, respectively.

During 2010, the Company acquired 12 self-storage facilities for an aggregate purchase price of $85.1 million and allocated approximately $3.7 million to the intangible value of the in-place leases. The amortization expense that was recognized during 2011 and 2010 was approximately $3.0 million and $0.7 million, respectively.

5. INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

On September 26, 2011, the Company contributed $15.4 million for a 50% interest in a partnership, which owns nine storage facilities in Pennsylvania, Virginia, New York, New Jersey and Florida, collectively the HSRE Venture ("HSREV"). The other partner holds the remaining 50% interest in the partnership.

HSREV is not consolidated because the Company is not the primary beneficiary, the limited partners have the ability to dissolve or remove the Company without cause and the Company does not possess substantive participating rights. The Company accounts for its unconsolidated interests in its Real Estate Ventures using the equity method. The Company's investment in HSREV is included in Investment in real estate ventures, at equity on the Company's consolidated balance sheet and earnings attributable to HSREV is presented in Equity in losses of real estate ventures on the Company's consolidated statements of operations.

The Company's investment in real estate entities at December 31, 2011 was $15.2 million, and the Company's equity in losses of real estate entities for the year ended December 31, 2011 was approximately $0.3 million.

The amounts reflected in the following tables (except for the Company's share of equity and income) are based on the historical financial information of the individual Real Estate Venture.

The following is a summary of the financial position of the Real Estate Venture as of December 31, 2011 (in thousands):

	December 31, 2011
Assets	
Net property	$ 78,677
Other assets	2,242
Total Assets	80,919
Liabilities and equity	
Other liabilities	867
Debt	60,083
Equity	19,969
Total Liabilities and equity	80,919

The following is a summary of results of operations of the Real Estate Venture for the year ended December 31, 2011 (in thousands):

	December 31, 2011
Revenue	$ 9,354
Operating expenses	3,879
Interest expense, net	3,969
Depreciation and amortization	4,115
Net loss	(2,609)

6. SECURED CREDIT FACILITY, UNSECURED CREDIT FACILITY AND UNSECURED TERM LOANS

On December 8, 2009, the Company entered into a three-year, $450 million senior secured credit facility (the "Prior Facility"), consisting of a $200 million secured term loan and a $250 million secured revolving credit facility. The Prior Facility was collateralized by mortgages on "borrowing base properties" (as defined in the Prior Facility agreement). The Prior Facility replaced the prior, three-year $450 million unsecured credit facility (the "2006 Credit Facility"), which was entered into in November 2006, and consisted of a $200 million unsecured term loan and $250 million in unsecured revolving loans. All borrowings under the 2006 Credit Facility were repaid in December 2009.

On September 29, 2010, the Company amended the Prior Facility. The Prior Facility, as amended, consisted of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility and had an outstanding balance of $43 million as of December 31, 2010. As amended, the Prior Facility had a three-year term expiring on December 7, 2013, was unsecured, and borrowings on the facility incurred interest on a borrowing spread determined by our leverage levels plus LIBOR.

On June 20, 2011, the Company entered into an unsecured Term Loan Agreement (the "Term Loan Facility") which consisted of a $100 million term loan with a five-year maturity and a $100 million term loan with a seven-year maturity. The Term Loan Facility permits the Company to request additional advances of five-year or seven-year loans in minimum increments of $5 million provided that the aggregate of such additional advances does not exceed $50 million. We incurred costs of $2.1 million in connection with executing the agreement and capitalized such costs as a component of loan procurement costs, net of amortization on the consolidated balance sheet. Pricing on the Term Loan Facility ranges, depending on the Company's leverage levels, from 1.90% to 2.75% over LIBOR for the five-year loan, and from 2.05% to 2.85% over LIBOR for the seven-year loan, and each loan has no LIBOR floor. As of December 31, 2011, the Company had received two investment grade ratings, and therefore pricing on the Term Loan Facility ranges from 1.45% to 2.10% over LIBOR for the five-year loan, and from 1.60% to 2.25% over LIBOR for the seven-year loan.

On December 9, 2011, the Company entered into a new credit facility comprised of a $100 million unsecured term loan maturing in December 2014; a $200 million unsecured term loan maturing in March 2017; and a $300 million unsecured revolving facility maturing in December 2015 (the "2011 Credit Facility"). The 2011 Credit Facility replaces in its entirety our Prior Facility. In connection with obtaining the 2011 Credit Facility, the Company paid additional deferred financing costs of $3.4 million and wrote off deferred financing fees related to the Prior Facility of $6.1 million.

Pricing on the 2011 Credit Facility depends on the Company's unsecured debt credit rating. At our current Baa3/BBB- level, amounts drawn under the revolving facility are priced at 1.80% over LIBOR, with no LIBOR floor. Amounts drawn under the term loan portion of the 2011 Credit Facility are priced at 1.75% over LIBOR, with no LIBOR floor.

On December 31, 2011, $200 million of unsecured term loan borrowings were outstanding under the Term Loan Facility, $200 million of unsecured term loan borrowings were outstanding under the 2011 Credit Facility, and $400 million was available for borrowing under the 2011 Credit Facility. The Company had interest rate swaps as of December 31, 2011, that fix LIBOR on $200 million of borrowings under the 2011 Credit Facility maturing in March 2017 at 1.34%. In addition, at December 31, 2011, the Company had interest rate swaps that fix LIBOR on both the five and seven-year term loans under the Term Loan Facility through their respective maturity dates. The interest rate swap agreements fix thirty day LIBOR over the terms of the five and seven-year term loans at 1.80% and 2.47%, respectively. The Company recognized loan procurement amortization expense - early repayment of debt of $8.2 million related to the write-off of unamortized loan procurement costs associated with the Prior Facility.

As of December 31, 2011, borrowings under the 2011 Credit Facility and Term Loan Facility had a weighted average interest rate of 3.57% and the effective interest rates on the five and seven-year term loans were 3.65% and 4.47%, respectively, after giving consideration to the interest rate swaps described in Note 13.

The Company's ability to borrow under the 2011 Credit Facility and Term Loan Facility is subject to ongoing compliance with certain financial covenants which include:

- Maximum total indebtedness to total asset value of 60.0% at any time;
- Minimum fixed charge coverage ratio of 1.50:1.00; and
- Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

Further, under the 2011 Credit Facility and Term Loan Facility, the Company is restricted from paying distributions on our common shares that would exceed an amount equal to the greater of (i) 95% of our funds from operations, and (ii) such amount as may be necessary to maintain the Company's REIT status.

The Company is currently in compliance with all of its financial covenants and anticipate being in compliance with all of its financial covenants through the terms of the 2011 Credit Facility and Term Loan Facility.

7. MORTGAGE LOANS AND NOTES PAYABLE

The Company's mortgage loans and notes payable are summarized as follows:

Mortgage Loan	Carrying Value as of: December 31, 2011	December 31, 2010	Effective Interest Rate	Maturity Date
	(in thousands)			
YSI 12	$ —	$ 1,477	5.97%	Sep-11
YSI 13	—	1,270	5.97%	Sep-11
YSI 53	9,100	—	5.93%	Jul-12
YSI 6	74,834	76,137	5.13%	Aug-12
YASKY	80,000	80,000	4.96%	Sep-12
YSI 14	1,703	1,759	5.97%	Jan-13
YSI 7	3,032	3,100	6.50%	Jun-13
YSI 8	1,733	1,771	6.50%	Jun-13
YSI 9	1,906	1,948	6.50%	Jun-13
YSI 17	3,987	4,121	6.32%	Jul-13
YSI 27	481	499	5.59%	Nov-13
YSI 30	7,049	7,316	5.59%	Nov-13
USIFB	7,125	3,726	4.80%	Dec-13
YSI 11	2,350	2,420	5.87%	Jan-14
YSI 5	3,100	3,193	5.25%	Jan-14
YSI 28	1,509	1,555	5.59%	Mar-14
YSI 34	—	14,823	8.00%	Jun-14
YSI 37	2,174	2,210	7.25%	Aug-14
YSI 40	—	2,520	7.25%	Aug-14
YSI 44	1,070	1,095	7.00%	Sep-14
YSI 41	3,775	3,879	6.60%	Sep-14
YSI 38	—	3,973	6.35%	Oct-14
YSI 45	5,353	5,443	6.75%	Oct-14
YSI 46	—	3,430	6.75%	Oct-14
YSI 43	—	2,919	6.50%	Nov-14
YSI 48	24,870	25,270	7.25%	Nov-14
YSI 50	2,260	2,322	6.75%	Dec-14
YSI 10	4,011	4,091	5.87%	Jan-15
YSI 15	1,832	1,877	6.41%	Jan-15
YSI 52	4,884	—	5.44%	Jan-15
YSI 20	60,551	62,459	5.97%	Nov-15
YSI 51	7,423	—	6.36%	Oct-16 (a)
YSI 31	13,414	13,660	6.75%	Jun-19 (a)
YSI 35	4,464	4,499	6.90%	Jul-19 (a)
YSI 32	5,950	6,058	6.75%	Jul-19 (a)
YSI 33	11,157	11,370	6.42%	Jul-19
YSI 42	—	3,184	6.88%	Sep-19 (a)
YSI 39	3,867	3,931	6.50%	Sep-19 (a)
YSI 47	3,091	3,176	6.63%	Jan-20 (a)
Unamortized fair value adjustment	386	(24)		
Total mortgage loans and notes payable	$ 358,441	$ 372,457		

(a) These borrowings have a fixed interest rate for the first five years of their term, which then resets and remains constant over the final five years of the loan term.

As of December 31, 2011 and 2010, the Company's mortgage loans payable were secured by certain of its self-storage facilities with net book values of approximately $514 million and $540 million, respectively. The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable at December 31, 2011 (in thousands):

2012	$	168,763
2013		30,816
2014		64,443
2015		64,598
2016		7,601
2017 and thereafter		21,834
Total mortgage payments		358,055
Plus: Unamortized fair value adjustment		386
Total mortgage indebtedness	$	358,441

The Company currently intends to fund its 2012 principal payment requirements from cash provided by operating activities, new debt originations, and/or additional borrowings under our unsecured 2011 Credit Facility ($400 million available as of December 31, 2011).

8. NONCONTROLLING INTERESTS

Variable Interests in Consolidated Real Estate Joint Ventures

On August 13, 2009, the Company, through a wholly-owned affiliate, formed a joint venture ("HART") with an affiliate of Heitman, LLC ("Heitman") to own and operate 22 self-storage facilities, which are located throughout the United States. Upon formation, Heitman contributed approximately $51 million of cash to a newly-formed limited partnership and the Company contributed certain unencumbered wholly-owned properties with an agreed upon value of approximately $102 million to such limited partnership. In exchange for its contribution of those properties, the Company received a cash distribution from HART of approximately $51 million and retained a 50% interest in HART. The Company is the managing partner of HART and the manager of the properties owned by HART in exchange for a market rate management fee.

The Company determined that HART is a variable interest entity, and that the Company is the primary beneficiary. Accordingly, the Company consolidates the assets, liabilities and results of operations of HART. The 50% interest that is owned by Heitman is reflected as noncontrolling interest in subsidiaries within permanent equity, separate from the Company's equity on the consolidated balance sheets. At December 31, 2011, HART had total assets of $86.7 million, including $84.4 million of storage facilities, net and total liabilities of $2.2 million.

USIFB, LLP ("the Venture") was formed to own, operate, acquire and develop self-storage facilities in England. The Company owns a 97% interest in the Venture through a wholly-owned subsidiary and the Venture commenced operations at two facilities in London, England during 2008. The Company determined that the Venture is a variable interest entity, and that the Company is the primary beneficiary. Accordingly, the Company consolidates the assets, liabilities and results of operations of the Venture. At December 31, 2011, the Venture had total assets of $11.3 million and total liabilities of $7.6 million, including two mortgage loans totaling $7.1 million secured by storage facilities with a net book value of $11.0 million. At December 31, 2011, the Venture's creditors had no recourse to the general credit of the Company.

Operating Partnership Ownership

The Company follows guidance regarding the classification and measurement of redeemable securities. Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent equity/capital. This classification results in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity/capital in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.

Additionally, with respect to redeemable ownership interests in the Limited Partnership held by third parties for which CubeSmart has a choice to settle the redemption by delivery of its own shares, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company's own shares, to evaluate whether CubeSmart controls the actions or events necessary to presume share settlement. The guidance also requires that noncontrolling interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

Approximately 3.7% of the outstanding OP Units as of December 31, 2011 and December 31, 2010 were not owned by the general partner. The interests in the Operating Partnership represented by these OP Units were a component of the consideration that the Operating Partnership paid to acquire certain self-storage facilities. The holders of the OP Units are limited partners in the Operating Partnership and have the right to require CubeSmart to redeem all or part of their OP Units for, at the general partner's option, an equivalent number of common shares of CubeSmart or cash based upon the fair value of an equivalent number of common shares of CubeSmart. However, the partnership agreement contains certain provisions that could result in a settlement outside the control of CubeSmart and the Operating Partnership, as CubeSmart does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance, the Operating Partnership will record the OP Units owned by third parties outside of permanent capital in the consolidated balance sheets. Net income or loss related to the OP Units owned by third parties is excluded from net income or loss attributable to Operating Partner in the consolidated statements of operations.

The per Unit cash redemption amount would equal the average of the closing prices of the common shares of CubeSmart on the New York Stock Exchange for the 10 trading days ending prior to CubeSmart's receipt of the redemption notice for the applicable Unit. At December 31, 2011 and 2010, 4,674,136 and 4,737,136 OP units, respectively, were outstanding, respectively, and the calculated aggregate redemption value of outstanding OP units was based upon CubeSmart's average closing share prices. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interest, the Company has reflected these interests at their redemption value at December 31, 2011 and 2010, as the estimated redemption value exceeded their carrying value. The Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $7.1 million and $1.5 million at December 31, 2011 and 2010, respectively.

9. RELATED PARTY TRANSACTIONS

Corporate Office Leases

Subsequent to its entry into lease agreements with related parties for office space, the Operating Partnership entered into sublease agreements with various unrelated tenants for the related office space. Each of these properties is part of Airport Executive Park, a 50-acre office and flex development located in Cleveland, Ohio, which is owned by former executives. Our independent Trustees approved the terms of, and entry into, each of the office lease agreements by the Operating Partnership. The table below shows the office space subject to these lease agreements and certain key provisions, including the term of each lease agreement, the period for which the Operating Partnership may extend the term of each lease agreement, and the minimum and maximum rents payable per month during the term.

Office Space	Approximate Square Footage	Term	Period of Extension Option (1)	Fixed Minimum Rent Per Month	Fixed Maximum Rent Per Month
The Parkview Building — 6745 Engle Road; and 6751 Engle Road	21,900	12/31/2014	Five-year	$ 25,673	$ 31,205
6745 Engle Road — Suite 100	2,212	12/31/2014	Five-year	$ 3,051	$ 3,709
6745 Engle Road — Suite 110	1,731	12/31/2014	Five-year	$ 2,387	$ 2,901
6751 Engle Road — Suites C and D	3,000	12/31/2014	Five-year	$ 3,137	$ 3,771

(1) Our Operating Partnership may extend the lease agreement beyond the termination date by the period set forth in this column at prevailing market rates upon the same terms and conditions contained in each of the lease agreements.

In addition to monthly rent, the office lease agreements provide that our Operating Partnership reimburse for certain maintenance and improvements to the leased office space. The total amounts of lease payments incurred under the six office leases during the years ended December 31, 2011 and December 31, 2010 were approximately $0.5 million and $0.5 million, respectively.

Total future minimum rental payments due in accordance with the related party lease agreements and total future cash receipts due from our subtenants as of December 31, 2011 are as follows:

	Due to Related Party Amount	Due from Subtenant Amount
	(in thousands)	
2012	$ 475	$ 314
2013	499	314
2014	499	315
	$ 1,473	$ 943

Other

During the third quarter of 2009, the Company entered into a relocation transaction with a member of management whereby the Company purchased the former residence of the member of management for $985,000 which was recorded as a component of other assets. The Company sold the asset on September 10, 2010.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximates their respective carrying values at December 31, 2011 and 2010. The Company had fixed interest rate loans with a carrying value of $758.4 million and $372.5 million at December 31, 2011 and 2010, respectively. The estimated fair values of these fixed rate loans were $736.3 million and $351.8 million at December 31, 2011 and 2010, respectively. The Company had variable interest rate loans at December 31, 2010 that had a carrying value $243.0 million. The estimated fair value of the variable interest rate loans approximates the carrying value due to the floating rate nature and market spreads. These estimates are based on discounted cash flow analyses assuming market interest rates for comparable obligations at December 31, 2011 and 2010.

11. DISCONTINUED OPERATIONS

For the years ended December 31, 2011, 2010 and 2009, discontinued operations relates to 19 properties that the Company sold during 2011, proceeds received in conjunction with eminent domain proceedings on our North H Street asset during 2009, 16 properties that the Company sold during 2010, and 20 properties that the Company sold during 2009 (one of which was held-for-sale at December 31, 2008), (see Note 3). Each of the sales during 2011, 2010 and 2009 resulted in the recognition of a gain, which in the aggregate totaled $3.9 million, $1.8 million, and $14.1 million, respectively.

The following table summarizes the revenue and expense information for the period the Company owned the properties classified as discontinued operations during the years ended December 31, 2011, 2010 and 2009 (in thousands):

	For the year ended December 31,		
	2011	2010	2009
REVENUES			
Rental income	$ 4,101	$ 12,142	$ 19,985
Other property related income	2,394	1,253	1,757
Total revenues	6,495	13,395	21,742
OPERATING EXPENSES			
Property operating expenses	2,040	6,016	8,337
Depreciation and amortization	859	3,228	6,585
Total operating expenses	2,899	9,244	14,922
OPERATING INCOME	3,596	4,151	6,820
Income from discontinued operations	3,596	4,151	6,820
Gain on disposition of discontinued operations	3,903	1,826	14,139
Income from discontinued operations	$ 7,499	$ 5,977	$ 20,959

12. COMMITMENTS AND CONTINGENCIES

The Company currently owns five self-storage facilities subject to ground leases and four other self-storage facilities having only parcels of land that are subject to ground leases. The Company recorded ground rent expense of approximately $0.3 million for the year ended December 31, 2011, and $0.2 million for each of the years ended December 31, 2010 and 2009, respectively. Total future minimum rental payments under non-cancelable ground leases are as follows:

	Ground Lease Amount (in thousands)
2012	$ 988
2013	988
2014	940
2015	860
2016	887
2017 and thereafter	38,572
	$ 43,235

The Company has been named as a defendant in lawsuits in the ordinary course of business. In most instances, these claims are covered by the Company's liability insurance coverage. Management believes that the ultimate settlement of the suits will not have a material adverse effect on the Company's financial statements.

13. RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its subsidiaries may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of the high credit ratings of the counterparties, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not hedge credit or property value market risks.

The Company has entered into interest rate swap agreements that qualify and are designated as cash flow hedges designed to reduce the impact of interest rate changes on its variable rate debt. Therefore, the interest rate swaps are recorded in the consolidated balance sheet at fair value and the related gains or losses are deferred in shareholders' equity as Accumulated Other Comprehensive Loss. These deferred gains and losses are amortized into interest expense during the period or periods in which the related interest payments affect earnings. However, to the extent that the interest rate swaps are not perfectly effective in offsetting the change in value of the interest payments being hedged, the ineffective portion of these contracts is recognized in earnings immediately. Ineffectiveness was immaterial for all periods presented.

The Company formally assesses, both at inception of a hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item. If management determines that a derivative is highly-effective as a hedge, then the Company accounts for the derivative using hedge accounting, pursuant to which gains or losses inherent in the derivative do not impact the Company's results of operations. If management determines that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company will discontinue hedge accounting prospectively and will reflect in its statement of operations realized and unrealized gains and losses in respect of the derivative.

The following table summarizes the terms and fair values of the Company's derivative financial instruments at December 31, 2011 (dollars in thousands):

Hedge Product	Hedge Type	Notional Amount	Strike	Effective Date	Maturity	Fair Value December 31, 2011
Cap	Cash flow	$ 100,000	2.0000%	2/1/2011	1/31/2012	$ —
Swap	Cash flow	$ 40,000	1.8025%	6/20/2011	6/20/2016	(1,494)
Swap	Cash flow	$ 40,000	1.8025%	6/20/2011	6/20/2016	(1,502)
Swap	Cash flow	$ 20,000	1.8025%	6/20/2011	6/20/2016	(727)
Swap	Cash flow	$ 75,000	1.3360%	12/30/2011	3/31/2017	(907)
Swap	Cash flow	$ 50,000	1.3360%	12/30/2011	3/31/2017	(484)
Swap	Cash flow	$ 50,000	1.3360%	12/30/2011	3/31/2017	(485)
Swap	Cash flow	$ 25,000	1.3375%	12/30/2011	3/31/2017	(319)
Swap	Cash flow	$ 40,000	2.4590%	6/20/2011	6/20/2018	(2,553)
Swap	Cash flow	$ 40,000	2.4725%	6/20/2011	6/20/2018	(2,628)
Swap	Cash flow	$ 20,000	2.4750%	6/20/2011	6/20/2018	(1,295)
						$ (12,394)

14. FAIR VALUE MEASUREMENTS

The Company applies the methods of fair value as described in authoritative guidance, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considering counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value as of December 31, 2011 are classified in the table below in one of the three categories described above (dollars in thousands):

	Level 1	Level 2	Level 3
Interest Rate Swap Derivative Liabilities....	$ —	$ 12,394	$ —
Total liabilities at fair value.........................	$ —	$ 12,394	$ —

There were no financial assets and liabilities carried at fair value as of December 31, 2010.

Financial assets and liabilities carried at fair value were classified as Level 2 inputs. For financial liabilities that utilize Level 2 inputs, the Company utilizes both direct and indirect observable price quotes, including LIBOR yield curves, bank price quotes for forward starting swaps, NYMEX futures pricing and common stock price quotes. Below is a summary of valuation techniques for Level 2 financial liabilities:

- Interest rate swap derivative assets and liabilities — valued using LIBOR yield curves at the reporting date. Counterparties to these contracts are most often highly rated financial institutions, none of which experienced any significant downgrades in 2011 that would reduce the amount owed by the Company. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and the counterparties. However, as of December 31, 2011 we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

15. SHARE-BASED COMPENSATION PLANS

On June 2, 2010 the Company's shareholders approved an amendment and restatement of the Company's 2007 Equity Incentive Plan, a share-based employee compensation plan originally approved by shareholders on May 8, 2007 (as amended and restated, the "2007 Plan"). On October 19, 2004, the Company's sole shareholder approved a share-based employee compensation plan, the 2004 Equity Incentive Plan (the "2004 Plan" and collectively with the 2007 Plan, the "Plans"). The purpose of the Plans is to attract and retain highly qualified executive officers, Trustees and key employees and other persons and to motivate such officers, Trustees, key employees and other persons to serve the Company and its affiliates to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plans provide for the grant of share options, share appreciation rights, restricted shares, share units, unrestricted shares, dividend equivalent rights and cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals. Share options granted under the Plans may be non-qualified share options or incentive share options.

The Plans are administered by the Compensation Committee of the Company's Board of Trustees (the "Compensation Committee"), which is appointed by the Board of Trustees. The Compensation Committee interprets the Plans and, subject to its right to delegate authority to grant awards, determines the terms and provisions of option grants and share awards.

The 2007 Plan uses a "Fungible Units" methodology for computing the maximum number of common shares available for issuance under the 2007 Plan. The Fungible Units methodology assigns weighted values to different types of awards under the 2007 Plan without assigning specific numerical limits for different types of awards. Upon shareholder approval of the amendment and restatement of the 2007 plan in June 2010, a "Fungible Pool Limit" was established consisting of 4,728,561 shares plus any common shares restored to availability upon expiration or forfeiture of then-currently outstanding options or restricted share awards (consisting of 372,135 shares).

The 2007 Plan provides that any common shares made the subject of awards in the form of options or share appreciation rights shall be counted against the Fungible Pool Limit as one (1) unit. Any common shares made the subject of awards under the 2007 Plan in the form of restricted shares or share units (each a "Full-Value Award") shall be counted against the Fungible Pool Limit as 1.66 units. The Fungible Pool Limit and the computation of the number of common shares available for issuance are subject to adjustment upon certain corporate transactions or events, including share splits, reverse share splits and recapitalizations. The number of shares counted against the Fungible Pool Limit includes the full number of shares subject to the award, and is not reduced in the event shares are withheld to fund withholding tax obligations, or, in the case of options and share appreciation rights, where shares are applied to pay the exercise price. If an option or other award granted under the 2007 Plan expires, is forfeited or otherwise terminates, the common shares subject to any portion of such option or other award that expires, is forfeited or that otherwise terminates, as the case may be, will again become available for the issuance under the 2007 Plan.

In addition to the overall limit on the number of shares that may be subject to awards under the 2007 Plan, the 2007 Plan limits the number of shares that may be the subject of awards during the three-year period ending December 31, 2012. Specifically, the average of the following three ratios (each expressed as a percentage) shall not exceed the greater of two percent (2%) or the mean of the Company's GICS peer group for the three-year period beginning January 1, 2010 and ending December 31, 2012. The three ratios would correspond to the three calendar years in the three-year period ending December 31, 2012, and each ratio would be computed as (i) the number of shares subject to awards granted in the applicable year divided by (ii) the sum of the number of common shares and units of the Company's operating partnership ("OP Units") exchangeable into common shares outstanding at the end of such year. Solely for purposes of calculating the number of shares subject to awards under this limitation, shares underlying Full-Value Awards will be taken into account in the numerator of the foregoing ratios as 1.5 shares.

Subject to adjustment upon certain corporate transactions or events, a participant may not receive awards (with shares subject to awards being counted, depending on the type of award, in the proportions ranging from 1.0 to 1.66), as described above in any one calendar year covering more than 1,000,000 units.

With respect to the 2004 Plan, a total of 3 million common shares are reserved for issuance under the 2004 Plan. The maximum number of common shares underlying equity awards that may be granted to an individual participant under the 2004 Plan during any calendar year is 400,000 for options or share appreciation rights and 100,000 for restricted shares or restricted share units. The maximum number of common shares that can be awarded under the Plan to any person, other than pursuant to an option, share appreciation rights or time-vested restricted shares, is 250,000 per calendar year under the 2004 Plan. To the extent that options expire unexercised or are terminated, surrendered or canceled, the options and share awards become available for future grants under the 2004 Plan, unless the 2004 Plan has been terminated.

Under the Plans, the Compensation Committee determines the vesting schedule of each share award and option. The exercise price for options is equivalent to the fair value of the underlying common shares at the grant date. The Compensation Committee also determines the term of each option, which shall not exceed 10 years from the grant date.

Share Options

The fair values for options granted in 2011, 2010, and 2009 were estimated at the time the options were granted using the Black-Scholes option-pricing model applying the following weighted average assumptions:

Assumptions:	2011	2010	2009
Risk-free interest rate	3.3%	3.7%	2.6%
Expected dividend yield	4.8%	5.4%	5.5%
Volatility (a)	54.60%	57.60%	46.49%
Weighted average expected life of the options (b)	9.9 years	9.9 years	9.8 years
Weighted average grant date fair value of options granted per share	$ 3.40	$ 2.60	$ 1.02

(a) Expected volatility is based upon the level of volatility historically experienced.
(b) Expected life is based upon our expectations of stock option recipients' expected exercise and termination patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Volatility for the 2009, 2010, and 2011 grants was based on the trading history of the Company's shares.

In 2011, 2010, and 2009, the Company recognized compensation expense related to options issued to employees and executives of approximately $1.5 million, $1.9 million and $1.8 million, respectively, which was recorded in general and administrative expense. Approximately 347,000 share options were issued during 2011 for which the fair value of the options at their respective grant dates was approximately $0.9 million, which vest over three and five years. As of December 31, 2011, the Company had approximately $1.4 million of unrecognized option compensation cost related to all grants that will be recorded over the next five years.

The table below summarizes the option activity under the Plan for the years ended December 31, 2011, 2010 and 2009:

	Number of Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at December 31, 2008	3,311,099	$ 13.84	8.42
Options granted	1,456,881	3.75	9.09
Options canceled	(221,676)	11.73	—
Options exercised	—	—	—
Balance at December 31, 2009	4,546,304	$ 10.71	7.95
Options granted	574,556	7.32	9.06
Options canceled	(50,875)	12.71	—
Options exercised	(56,225)	3.46	8.11
Balance at December 31, 2010	5,013,760	$ 10.38	7.18
Options granted	346,882	9.38	9.11
Options canceled	(80,924)	9.40	—
Options exercised	(24,000)	5.06	6.84
Balance at December 31, 2011	5,255,718	10.35	6.33
Vested or expected to vest at December 31, 2011	5,255,718	$ 10.35	6.33
Exercisable at December 31, 2011	3,920,799	$ 11.55	5.88

At December 31, 2011, the aggregate intrinsic value of options outstanding, of options that vested or expected to vest and of options that were exercisable was approximately $8.2 million. The aggregate intrinsic value of options exercised was approximately $0.1 million for the year ended December 31, 2011.

Restricted Shares

The Company applies the fair value method of accounting for contingently issued shares. As such, each grant is recognized ratably over the related vesting period. Approximately 314,000 restricted shares were issued during 2011 for which the fair value of the restricted shares at their respective grant dates was approximately $2.6 million, which vest over three and five years. During 2010, approximately 307,000 restricted shares were issued for which the fair value of the restricted shares at their respective grant dates was approximately $2.8 million. As of December 31, 2011 the Company had approximately $2.4 million of remaining unrecognized restricted share compensation costs that will be recognized over the next four years. Restricted share awards are considered to be performance awards and are valued using the stock price on the grant date.

In 2011, 2010 and 2009, the Company recognized compensation expense related to restricted shares issued to employees and Trustees of approximately $2.2 million, $1.8 million and $1.6 million, respectively; these amounts were recorded in general and administrative expense. The following table presents non-vested restricted share activity during 2011:

	Number of Non-Vested Restricted Shares
Non-Vested at January 1, 2011	671,822
Granted	314,138
Vested	(285,404)
Forfeited	(141,123)
Non-Vested at December 31, 2011	559,433

16. EARNINGS PER SHARE AND UNIT AND SHAREHOLDERS' EQUITY AND CAPITAL

Earnings per share and Shareholders' Equity

The following is a summary of the elements used in calculating basic and diluted earnings per share:

	For the year ended December 31,		
	2011	2010	2009
	(Dollars and shares in thousands, except per share amounts)		
Loss from continuing operations	$ (5,052)	$ (11,996)	$ (21,291)
Noncontrolling interests in the Operating Partnership	265	656	1,150
Noncontrolling interest in subsidiaries	(2,810)	(1,755)	(665)
Distribution to Preferred Shares (1)	(1,218)	—	—
Loss from continuing operations attributable to the Company's common shareholders	$ (8,815)	$ (13,095)	$ (20,806)
Total discontinued operations	7,499	5,977	20,959
Noncontrolling interests in the Operating Partnership	(300)	(275)	(1,090)
Total discontinued operations attributable to the Company's common shareholders	$ 7,199	$ 5,702	$ 19,869
Net loss attributable to the Company's common shareholders	$ (1,616)	$ (7,393)	$ (937)
Weighted-average shares outstanding	102,976	93,998	70,988
Share options and restricted share units (2)	—	—	—
Weighted-average diluted shares outstanding (3)	102,976	93,998	70,988
Earning (loss) per Common Share:			
Continuing operations	$ (0.09)	$ (0.14)	$ (0.29)
Discontinued operations	0.07	0.06	0.28
Basic and diluted loss per share	$ (0.02)	$ (0.08)	$ (0.01)

Earnings per unit and Capital

The following is a summary of the elements used in calculating basic and diluted earnings per unit:

	For the year ended December 31,		
	2011	2010	2009
	(Dollars and units in thousands, except per unit amounts)		
Loss from continuing operations	$ (5,052)	$ (11,996)	$ (21,291)
Limited Partnership interest of third parties	265	656	1,150
Noncontrolling interest in subsidiaries	(2,810)	(1,755)	(665)
Distribution to Preferred units (1)	(1,218)	—	—
Loss from continuing operations attributable to common unitholders	$ (8,815)	$ (13,095)	$ (20,806)
Total discontinued operations	7,499	5,977	20,959
Limited Partnership interest of third parties	(300)	(275)	(1,090)
Total discontinued operations attributable to common unitholders	$ 7,199	$ 5,702	$ 19,869
Net loss attributable to common unitholders	$ (1,616)	$ (7,393)	$ (937)
Weighted-average units outstanding	102,976	93,998	70,988
unit options and restricted unit units (2)	—	—	—
Weighted-average diluted units outstanding (3)	102,976	93,998	70,988
Earning (loss) per Common unit:			
Continuing operations	$ (0.09)	$ (0.14)	$ (0.29)
Discontinued operations	0.07	0.06	0.28
Basic and diluted loss per unit	$ (0.02)	$ (0.08)	$ (0.01)

(1) For the year ended December 31, 2011, the Company declared cash dividends per preferred share/unit of $0.39.

(2) For the years ended December 31, 2011, 2010 and 2009, the potentially dilutive shares/units of approximately 1,378,000, 1,177,000, and 547,000 respectively, were not included in the earnings per share/unit calculation as their effect is antidilutive.

(3) For the years ended December 31, 2011, 2010 and 2009, the Company declared cash dividends per common share/unit of $0.29, $0.145 and $0.10, respectively.

The Operating Partnership units and common units have essentially the same economic characteristics as they unit equally in the total net income or loss and distributions of the Operating Partnership. An Operating Partnership unit may be redeemed for cash, or at the Company's option, common units on a one-for-one basis. Outstanding noncontrolling interest units in the Operating Partnership were 4,674,136, 4,737,136 and 4,809,636 as of December 31, 2011, 2010 and 2009, respectively. There were 122,058,919 and 98,596,796 common units outstanding as of December 31, 2011 and 2010, respectively.

Issuance of Common and Preferred Shares

On August 19, 2009, the Company sold 32.2 million common shares of beneficial interest for net proceeds of approximately $161.9 million. In April 2009, the Company commenced the sale of up to 10 million common shares pursuant to a continuous offering program, which was amended on January 26, 2011 (as amended, the "Sales Agreement") to include the sale of up to 15 million common shares. Pursuant to the program, we may sell shares in amounts and at times to be determined by us. Actual sales will be determined by a variety of factors to be determined by us, including market conditions, the trading price of our common shares and determinations by us of the appropriate sources of funding. In connection with the offering program, the Company engaged a sales agent who receives compensation equal to up to three percent of the gross sales price per common share for any shares sold pursuant to the program. During the year ended December 31, 2010 the Company sold 5.6 million shares under the program at an average sales price of $8.62 per share resulting in net proceeds of $47.6 million.

On September 16, 2011, the Company amended its sales agreement with Cantor Fitzgerald & Co. (the "Sales Agent") dated April 3, 2009 and as amended on January 26, 2011 to increase the number of common shares that the Sales Agent may sell under the Sales Agreement from 15 million to 20 million. During the year ended December 31, 2011 the Company sold 140,000 shares under the program at an average sales price of $10.75 per share resulting in net proceeds of $1.5 million ($60.1 million of net proceeds and 8.2 million shares sold with an average sales price of $7.30 since program inception in 2009).

On October 28, 2011, the Company completed a public offering of 23 million common shares at a public offering price of $9.20, which reflects the full exercise by the underwriters of their option to purchase 3 million shares to cover over-allotments. The Company received approximately $202.5 million in net proceeds from the offering after deducting the underwriting discount and other estimated offering expenses.

During November 2011, the Company completed an underwritten public offer of 3.1 million of the Company's Series A preferred shares at a public offering price of $25.00 per share for gross proceeds of $77.5 million. The financing provided approximately $74.8 million in net proceeds to the Company after deducting the underwriting discount and offering expenses.

The Company used the net proceeds from the 2011 common and preferred public offerings to fund a portion of the cash purchase price of the Storage Deluxe Acquisition on November 3, 2011.

17. INCOME TAXES

Deferred income taxes are established for temporary differences between financial reporting basis and tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if the Company believes that it is more likely than not that all or some portion of the deferred tax asset will not be realized. No valuation allowance was recorded at December 31, 2011 or 2010. The Company had net deferred tax assets of $0.4 million and $0.3 million, which are included in other assets, as of December 31, 2011 and 2010, respectively. The Company believes it is more likely than not the deferred tax assets will be realized.

The following table discloses the income tax rates for the periods identified below:

	For the year ended December 31,		
	2011	2010	2009
Effective income tax rate			
Statutory federal income tax rate	34%	34%	34%
State and local income taxes	4%	4%	4%
Effective income tax rate	38%	38%	38%

	As of December 31, (dollars in thousands)					
	2011		2010		2009	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Deferred taxes						
Share based compensation	$ 3,349	$ 3,045	$ 2,971	$ 2,689	$ 2,177	$ 1,933
Other	134	—	34	—	258	—
Deferred taxes	$ 3,483	$ 3,045	$ 3,005	$ 2,689	$ 2,435	$ 1,933

18. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

During the year ended December 31, 2011, the Company acquired 27 self-storage facilities for an aggregate purchase price of approximately $467.1 million (see note 3).

The condensed consolidated pro forma financial information set forth below reflects adjustments to the Company's historical financial data to give effect to each of the acquisitions and related financing activity (including the issuance of common shares) that occurred during 2011 as if each had occurred as of January 1, 2010. The unaudited pro forma information presented below does not purport to represent what the Company's actual results of operations would have been for the periods indicated, nor does it purport to represent the Company's future results of operations.

The following table summarizes, on a pro forma basis, the Company's consolidated results of operations for the year ended December 31, 2011 and 2010 based on the assumptions described above:

	2011	2010
	(unaudited) (in thousands, except per share data)	
Pro forma revenue	$ 263,399	$ 238,421
Pro forma loss from continuing operations	(1,385)	(26,500)
Loss per common share from continuing operations:		
Basic and diluted — as reported	$ (0.09)	$ (0.14)
Basic and diluted — as pro forma	(0.04)	(0.30)

The following summarizes the amounts of revenue and earnings of the 2011 and 2010 acquisitions since the acquisition dates included in the consolidated statements of operations for the years ended December 31, 2011 and 2010:

	Year ended December 31,	
	2011	2010
	(in thousands)	
Total revenue	$ 19,743	$ 1,998
Net loss	(4,841)	(141)

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial information for the years ended December 31, 2011 and 2010 (in thousands, except per share data):

	Three months ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenues	$ 55,752	$ 57,559	$ 60,341	$ 63,953
Total operating expenses	45,989	46,723	46,407	52,957
Net income (loss) attributable to the Company	(117)	902	6,828	(8,011)
Basic and diluted earnings (loss) per share	0.00	0.01	0.07	(0.08)

	Three months ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenues	$ 49,866	$ 51,395	$ 53,665	$ 54,803
Total operating expenses	42,914	45,218	44,440	44,523
Net income (loss) attributable to the Company	(3,475)	(4,521)	(1,480)	2,083
Basic and diluted earnings (loss) per share	(0.04)	(0.05)	(0.02)	0.02

The summation of quarterly earnings per share amounts do not necessarily equal the full year amounts. The above information was updated to reclassify amounts to discontinued operations (see note 11).

20. COMPREHENSIVE (LOSS) INCOME

The following is a summary of comprehensive (loss) income for CubeSmart and CubeSmart L.P. for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Year Ended December 31,		
	2011	2010	2009
NET INCOME (LOSS)	$ 2,447	$ (6,019)	$ (332)
Other comprehensive (loss) income:			
Unrealized (loss) gain on derivative financial instruments	(12,394)	—	6,153
Unrealized gain (loss) on foreign currency translation	151	(268)	553
COMPREHENSIVE (LOSS) INCOME	$ (9,796)	$ (6,287)	$ 6,374

21. SUBSEQUENT EVENTS

On February 2, 2012, the Company acquired one facility located in Houston, Texas for $5.1 million. Additionally, on February 23, 2012, the Company acquired one facility located in Dunwoody, Georgia for $6.9 million. In connection with these closings, the Company borrowed from its revolving credit facility.

Also during February, the Company closed on the purchase of four of the remaining Storage Deluxe facilities for an aggregate purchase price of approximately $74.4 million and assumed mortgages related to the four properties acquired totaling $34.9 million. In connection with the closing, the Company borrowed from its revolving credit facility. The remaining two properties, with an aggregate purchase price of $128.3 million and assumed mortgages totaling $54.3 million, are expected to close during March.

CUBESMART
SCHEDULE III
REAL ESTATE AND RELATED DEPRECIATION
December 31, 2011
(Dollars in thousands)

			Initial Cost			Gross Carrying Amount at December 31, 2011				
Description	Square Footage	Encumbrances	Land	Building and Improvements	Costs Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (L)	Year Acquired / Developed
Mobile, AL	128,871	(A)	226	2,524	1,375	301	3,432	3,733	1,409	1997
Chandler, AZ...........	47,545		327	1,257	260	327	1,315	1,642	315	2005
Glendale, AZ...........	56,850		201	2,265	987	418	2,985	3,403	1,094	1998
Green Valley, AZ	25,050		298	1,153	124	298	1,096	1,394	235	2005
Mesa I, AZ	52,375		920	2,739	131	921	2,442	3,363	518	2006
Mesa II, AZ	45,445		731	2,176	122	731	1,949	2,680	439	2006
Mesa III, AZ............	58,189		706	2,101	147	706	1,910	2,616	424	2006
Phoenix I, AZ	100,387		1,134	3,376	282	1,135	3,138	4,273	699	2006
Phoenix II, AZ..........	83,340		756	2,251	1,301	847	3,106	3,953	483	2006/2011
Scottsdale, AZ	80,425		443	4,879	1,685	883	6,037	6,920	2,200	1998
Tempe, AZ	53,890	(A)	749	2,159	168	749	2,055	2,804	423	2005
Tucson I, AZ	59,350		188	2,078	938	384	2,775	3,159	1,010	1998
Tucson II, AZ...........	43,950	—	188	2,078	898	391	2,721	3,112	971	1998
Tucson III, AZ..........	49,832	(B)	532	2,048	149	533	1,897	2,430	408	2005
Tucson IV, AZ..........	48,040	(B)	674	2,595	167	675	2,381	3,056	506	2005
Tucson V, AZ...........	45,184	(B)	515	1,980	196	515	1,881	2,396	402	2005
Tucson VI, AZ..........	40,766	(B)	440	1,692	161	440	1,594	2,034	353	2005
Tucson VII, AZ	52,688	(B)	670	2,576	206	670	2,404	3,074	516	2005
Tucson VIII, AZ	46,600	(B)	589	2,265	111	589	2,046	2,635	432	2005
Tucson IX, AZ..........	67,720	(B)	724	2,786	323	725	2,706	3,431	567	2005
Tucson X, AZ...........	46,350	(B)	424	1,633	175	425	1,565	1,990	342	2005
Tucson XI, AZ..........	42,850	(B)	439	1,689	358	439	1,799	2,238	380	2005
Tucson XII, AZ	42,325	(B)	671	2,582	174	672	2,381	3,053	502	2005
Tucson XIII, AZ	45,792	(B)	587	2,258	156	587	2,083	2,670	441	2005
Tucson XIV, AZ.......	49,095		707	2,721	353	708	2,679	3,387	537	2005
Apple Valley I, CA...	73,440		140	1,570	1,514	476	2,565	3,041	810	1997
Apple Valley II, CA..	61,555	(C)	160	1,787	1,207	431	2,523	2,954	830	1997
Benicia, CA	74,770		2,392	7,028	102	2,392	6,132	8,524	1,238	2005
Cathedral City, CA ..	109,239		2,194	10,046	253	2,195	8,030	10,225	1,618	2006
Citrus Heights, CA ...	75,620	(B)	1,633	4,793	200	1,634	4,310	5,944	914	2005
Diamond Bar, CA.....	103,034		2,522	7,404	147	2,524	6,498	9,022	1,366	2005
Escondido, CA	142,870	(M)	3,040	11,804	118	3,040	11,137	14,177	2,594	2007
Fallbrook, CA...........	46,620		133	1,492	1,723	432	2,886	3,318	931	1997
Lancaster, CA...........	60,675	(C)	390	2,247	917	556	2,715	3,271	811	2001
Long Beach, CA	125,091		3,138	14,368	388	3,138	12,921	16,059	2,454	2006
Murrieta, CA	49,835	(M)	1,883	5,532	123	1,903	4,821	6,724	960	2005
North Highlands, CA	57,244	(B)	868	2,546	231	868	2,408	3,276	539	2005
Orangevale, CA	50,317	(B)	1,423	4,175	229	1,423	3,807	5,230	802	2005
Palm Springs I, CA...	72,675		1,565	7,164	101	1,566	6,329	7,895	1,206	2006
Palm Springs II, CA .	122,250		2,131	9,758	323	2,132	8,816	10,948	1,715	2006
Pleasanton, CA	85,045		2,799	8,222	14	2,799	7,069	9,868	1,448	2005
Rancho Cordova, CA	53,978	(B)	1,094	3,212	172	1,095	2,921	4,016	645	2005
Rialto I, CA	57,411	(M)	899	4,118	156	899	3,735	4,634	714	2006
Rialto II, CA............	99,803		277	3,098	1,681	672	4,031	4,703	1,370	1997
Riverside I, CA.........	67,120	(M)	1,351	6,183	186	1,351	5,571	6,922	1,068	2006
Riverside II, CA	85,166		1,170	5,359	313	1,170	4,976	6,146	983	2006
Roseville, CA	59,869	(B)	1,284	3,767	287	1,284	3,516	4,800	752	2005
Sacramento I, CA	50,664	(B)	1,152	3,380	194	1,152	3,090	4,242	679	2005
Sacramento II, CA....	61,888	(B)	1,406	4,128	134	1,407	3,673	5,080	786	2005
San Bernardino I, CA	31,070	(A)	51	572	1,139	182	1,417	1,599	421	1997
San Bernardino II, CA	41,546	(A)	112	1,251	1,147	306	1,910	2,216	618	1997
San Bernardino III, CA......................	35,446	(A)	98	1,093	1,011	242	1,692	1,934	563	1997
San Bernardino IV, CA................	83,307	(C)	1,872	5,391	47	1,872	4,743	6,615	1,000	2005
San Bernardino V, CA	56,795	(M)	783	3,583	428	783	3,541	4,324	692	2006
San Bernardino VI, CA...............	103,530	(M)	1,205	5,518	193	1,205	4,540	5,745	955	2006
San Bernardino VII, CA	78,729	(M)	1,475	6,753	223	1,290	6,290	7,580	1,197	2006
San Bernardino VIII, CA	94,529		1,691	7,741	244	1,692	6,158	7,850	1,310	2006
San Marcos, CA	37,430		775	2,288	98	776	2,054	2,830	435	2005
Santa Ana, CA..........	64,071		1,223	5,600	220	1,223	5,093	6,316	978	2006
South Sacramento, CA..	52,165	(B)	790	2,319	222	791	2,197	2,988	482	2005
Spring Valley, CA	55,045	(M)	1,178	5,394	504	1,178	5,204	6,382	990	2006
Temecula I, CA	81,550		660	4,735	1,099	899	5,208	6,107	1,580	1998
Temecula II, CA	84,398	(M)	3,080	5,839	117	3,080	5,847	8,927	1,370	2007
Thousand Palms, CA	75,345		1,493	6,835	369	1,493	6,309	7,802	1,240	2006
Vista I, CA.................	74,405		711	4,076	2,249	1,118	5,415	6,533	1,456	2001
Vista II, CA................	147,981		4,629	13,599	103	4,629	11,780	16,409	2,333	2005
Walnut, CA................	50,708		1,578	4,635	136	1,595	4,084	5,679	823	2005
West Sacramento, CA .	39,790	(I)	1,222	3,590	133	1,222	3,209	4,431	644	2005

Description	Square Footage	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Gross Carrying Amount at December 31, 2011			Accumulated Depreciation (L)	Year Acquired / Developed
			Land	Building and Improvements		Land	Building and Improvements	Total		
Westminster, CA	68,098		1,740	5,142	274	1,743	4,676	6,419	980	2005
Aurora, CO	75,827	(B)	1,343	2,986	224	1,343	2,715	4,058	569	2005
Colorado Springs I, CO	47,975		771	1,717	275	771	1,690	2,461	342	2005
Colorado Springs II, CO	62,300	1,832	657	2,674	183	656	2,466	3,122	507	2006
Denver, CO	59,200		673	2,741	173	674	2,492	3,166	519	2006
Federal Heights, CO	54,770	(B)	878	1,953	178	879	1,791	2,670	363	2005
Golden, CO	87,334	(B)	1,683	3,744	310	1,684	3,435	5,119	696	2005
Littleton, CO	53,490	(B)	1,268	2,820	152	1,268	2,505	3,773	499	2005
Northglenn, CO	52,102	(B)	862	1,917	260	862	1,855	2,717	379	2005
Bloomfield, CT	48,700		78	880	2,222	360	2,783	3,143	976	1997
Branford, CT	50,679		217	2,433	1,181	504	2,878	3,382	998	1995
Bristol, CT	47,400	(C)	1,819	3,161	72	1,819	2,773	4,592	654	2005
East Windsor, CT	45,700	(A)	744	1,294	391	744	1,472	2,216	351	2005
Enfield, CT	52,875		424	2,424	381	473	2,240	2,713	688	2001
Gales Ferry, CT	54,230		240	2,697	1,400	489	3,480	3,969	1,293	1995
Manchester I, CT (6)	47,125		540	3,096	338	563	2,722	3,285	798	2002
Manchester II, CT	52,725	(C)	996	1,730	173	996	1,647	2,643	381	2005
Milford, CT	44,885		87	1,050	1,081	274	1,750	2,024	616	1994
Monroe, CT	58,500	(C)	2,004	3,483	537	2,004	3,499	5,503	889	2005
Mystic, CT	50,725		136	1,645	1,794	410	2,869	3,279	1,019	1994
Newington I, CT	42,420	(C)	1,059	1,840	148	1,059	1,710	2,769	388	2005
Newington II, CT	36,140	(C)	911	1,584	163	911	1,505	2,416	352	2005
Old Saybrook I, CT	86,950	(C)	3,092	5,374	375	3,092	4,968	8,060	1,167	2005
Old Saybrook II, CT	26,425	(C)	1,135	1,973	204	1,135	1,882	3,017	449	2005
Shelton, CT	78,465		1,594	9,032	6	1,594	9,038	10,632	231	2011
South Windsor, CT	72,125		90	1,127	1,088	272	1,824	2,096	621	1994
Stamford, CT	28,957	(C)	1,941	3,374	62	1,941	2,944	4,885	693	2005
Washington , DC	63,085	(I)	871	12,759	299	894	12,013	12,907	2,566	2008
Washington , DC	83,016	9,100	3,152	13,612	14	3,154	13,624	16,778	—	2011
Boca Raton, FL	37,958		529	3,054	1,485	813	3,655	4,468	1,036	2001
Boynton Beach I, FL	61,967	(C)	667	3,796	1,618	958	4,367	5,325	1,260	2001
Boynton Beach II, FL	61,727	(A)	1,030	2,968	236	1,030	2,822	3,852	605	2005
Bradenton I, FL	68,391		1,180	3,324	196	1,180	3,073	4,253	683	2004
Bradenton II, FL	87,855		1,931	5,561	554	1,931	5,383	7,314	1,156	2004
Cape Coral, FL	76,627		472	2,769	2,431	830	4,395	5,225	1,546	2000
Dania Beach, FL (6)	172,568		3,584	10,324	983	3,584	9,905	13,489	2,151	2004
Dania, FL	58,270		205	2,068	1,362	481	2,773	3,254	929	1994
Davie, FL	81,135		1,268	7,183	720	1,373	6,005	7,378	1,439	2001
Deerfield Beach, FL	57,280	(A)	946	2,999	1,942	1,311	4,516	5,827	1,374	1998
Delray Beach, FL	67,813	(A)	798	4,539	605	883	4,183	5,066	1,280	2001
Fernandina Beach, FL	110,995	—	378	4,222	3,488	643	7,109	7,752	1,833	1996
Ft. Lauderdale, FL	70,063		937	3,646	2,351	1,384	5,427	6,811	1,640	1999
Ft. Myers, FL	67,558	(A)	303	3,329	681	328	3,537	3,865	1,260	1998
Jacksonville I, FL	80,326		1,862	5,362	15	1,862	4,710	6,572	877	2005
Jacksonville II, FL	65,270		950	7,004	32	950	6,369	7,319	1,508	2007
Jacksonville III, FL	65,575		860	7,409	933	1,670	6,960	8,630	1,615	2007
Jacksonville IV, FL	77,525		870	8,049	975	1,651	8,199	9,850	1,883	2007
Jacksonville V, FL	82,435		1,220	8,210	214	1,220	7,888	9,108	1,830	2007
Lake Worth, FL	161,808		183	6,597	6,902	183	11,863	12,046	4,086	1998
Lakeland, FL	49,095	(A)	81	896	992	256	1,379	1,635	491	1994
Kendall, FL	75,395	(I)	2,350	8,106	75	2,350	7,413	9,763	1,741	2007
Lutz I, FL	66,895		901	2,478	155	901	2,295	3,196	507	2004
Lutz II, FL	69,232		992	2,868	197	992	2,673	3,665	623	2004
Margate I, FL	54,185	(A)	161	1,763	1,811	399	3,004	3,403	1,027	1994
Margate II, FL	65,186		132	1,473	1,783	383	2,745	3,128	882	1996
Merrit Island, FL	50,417	(A)	716	2,983	507	796	2,827	3,623	740	2000
Miami I, FL	46,825		179	1,999	1,699	484	3,117	3,601	1,141	1995
Miami II, FL	67,060	(C)	253	2,544	1,415	561	3,190	3,751	1,087	1994
Miami III, FL	150,590		4,577	13,185	456	4,577	12,015	16,592	2,291	2005
Miami IV, FL	76,352		1,852	10,494	744	1,963	11,128	13,091	655	2011
Naples I, FL	48,150	1,070	90	1,010	2,427	270	3,103	3,373	1,080	1996
Naples II, FL	65,850	(C)	148	1,652	4,238	558	5,265	5,823	1,736	1997
Naples III, FL	80,218	(A)	139	1,561	3,940	598	4,543	5,141	1,756	1997
Naples IV, FL	40,600		262	2,980	541	407	3,338	3,745	1,322	1998
Ocoee, FL	76,100		1,286	3,705	82	1,286	3,319	4,605	686	2005
Orange City, FL	59,586		1,191	3,209	107	1,191	2,883	4,074	629	2004
Orlando I, FL (6)	52,170		187	2,088	637	240	2,630	2,870	1,220	1997
Orlando II, FL	63,084	(C)	1,589	4,576	73	1,589	4,081	5,670	842	2005
Orlando III, FL	104,140		1,209	7,768	231	1,209	6,680	7,889	1,092	2006
Orlando IV, FL	76,565		633	3,587	49	633	3,636	4,269	202	2010
Oviedo, FL	49,251		440	2,824	484	440	2,822	3,262	525	2006
Pembroke Pines, FL	67,321		337	3,772	2,633	953	5,744	6,697	2,118	1997
Royal Palm Beach I, FL	98,961		205	2,148	2,697	741	3,891	4,632	1,525	1994
Royal Palm Beach II, FL	81,405		1,640	8,607	132	1,640	8,225	9,865	1,919	2007
Sanford, FL	61,810		453	2,911	128	453	2,540	2,993	427	2006
Sarasota, FL	71,102	(A)	333	3,656	1,224	529	4,184	4,713	1,454	1998
St. Augustine, FL	59,725		135	1,515	3,243	383	4,253	4,636	1,421	1996
Stuart, FL	86,913	(C)	324	3,625	2,801	685	6,000	6,685	2,188	1997
SW Ranches, FL	64,955	3,867	1,390	7,598	89	1,390	6,795	8,185	1,590	2007
Tampa, FL	83,638		2,670	6,249	68	2,670	5,782	8,452	1,383	2007
West Palm Beach I, FL	68,031		719	3,420	1,504	835	4,007	4,842	1,204	2001
West Palm Beach II, FL	94,503		2,129	8,671	242	2,129	7,364	9,493	1,661	2004
Alpharetta, GA	90,485		806	4,720	932	967	4,124	5,091	1,116	2001
Austell , GA	83,625	2,174	1,635	4,711	129	1,643	4,243	5,886	718	2006
Decatur, GA	148,480		616	6,776	164	616	6,854	7,470	2,780	1998
Norcross, GA	85,420		514	2,930	731	632	2,972	3,604	821	2001
Peachtree City, GA	49,875		435	2,532	557	529	2,501	3,030	706	2001

Description	Square Footage	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Gross Carrying Amount at December 31, 2011			Accumulated Depreciation (L)	Year Acquired / Developed
			Land	Building and Improvements		Land	Building and Improvements	Total		
Smyrna, GA.............	56,820		750	4,271	167	750	3,491	4,241	965	2001
Snellville, GA...........	80,000		1,660	4,781	145	1,660	4,338	5,998	676	2007
Suwanee I, GA	85,240		1,737	5,010	136	1,737	4,524	6,261	705	2007
Suwanee II, GA	79,640		800	6,942	—	622	6,642	7,264	1,560	2007
Addison, IL	31,325		428	3,531	239	428	3,304	3,732	721	2004
Aurora, IL................	74,435		644	3,652	123	644	3,293	3,937	713	2004
Bartlett, IL................	51,425		931	2,493	191	931	2,350	3,281	508	2004
Hanover, IL	41,178	(C)	1,126	2,197	198	1,126	2,093	3,219	451	2004
Bellwood, IL	86,650	(C)	1,012	5,768	697	1,012	5,233	6,245	1,507	2001
Des Plaines, IL (6)....	74,400		1,564	4,327	313	1,564	4,057	5,621	870	2004
Elk Grove Village, IL	64,129		1,446	3,535	248	1,446	3,292	4,738	735	2004
Glenview, IL	100,115		3,740	10,367	252	3,740	9,274	13,014	1,998	2004
Gurnee, IL	80,300		1,521	5,440	237	1,521	4,968	6,489	1,106	2004
Harvey, IL	60,090		869	3,635	144	869	3,294	4,163	713	2004
Joliet, IL..................	72,765		547	4,704	186	547	4,267	4,814	920	2004
Kildeer, IL................	46,285		2,102	2,187	32	1,997	2,030	4,027	435	2004
Lombard, IL	58,188		1,305	3,938	604	1,305	4,023	5,328	900	2004
Mount Prospect, IL...	65,000		1,701	3,114	250	1,701	2,957	4,658	639	2004
Mundelein, IL..........	44,700		1,498	2,782	163	1,498	2,571	4,069	566	2004
North Chicago, IL.....	53,350		1,073	3,006	273	1,073	2,881	3,954	642	2004
Plainfield I, IL	53,800		1,770	1,715	177	1,770	1,637	3,407	353	2004
Plainfield II, IL.........	51,900		694	2,000	122	694	1,833	2,527	380	2005
Schaumburg, IL........	31,160		538	645	155	538	683	1,221	150	2004
Streamwood, IL........	64,305	(A)	1,447	1,662	264	1,447	1,676	3,123	382	2004
Warrensville, IL........	48,796	(A)	1,066	3,072	140	1,066	2,812	3,878	571	2005
Waukegan, IL...........	79,500		1,198	4,363	271	1,198	4,049	5,247	881	2004
West Chicago, IL......	48,175	(C)	1,071	2,249	211	1,071	2,158	3,229	473	2004
Westmont, IL............	53,450		1,155	3,873	103	1,155	3,461	4,616	749	2004
Wheeling I, IL	54,210	(A)	857	3,213	254	857	3,035	3,892	670	2004
Wheeling II, IL.........	67,825		793	3,816	349	793	3,665	4,458	798	2004
Woodridge, IL	50,262	2,260	943	3,397	159	943	3,102	4,045	669	2004
Indianapolis, IN........	73,014	(A)	406	3,496	211	406	3,238	3,644	710	2004
Baton Rouge I, LA ...	35,200		112	1,248	539	139	1,569	1,708	538	1997
Baton Rouge II, LA..	80,277	(A)	118	1,181	1,846	331	2,606	2,937	1,004	1997
Slidell, LA................	79,540		188	3,175	1,642	795	3,591	4,386	964	2001
Boston I, MA............	33,286		538	3,048	37	538	3,085	3,623	176	2010
Boston II, MA	60,595		1,516	8,628	295	1,516	7,123	8,639	1,957	2002
Leominster, MA	53,823		90	1,519	2,399	338	3,517	3,855	1,184	1998
Medford, MA	58,815	3,091	1,330	7,165	79	1,330	6,677	8,007	1,569	2007
Baltimore, MD	93,350	(C)	1,050	5,997	1,077	1,173	5,745	6,918	1,729	2001
California, MD	77,865		1,486	4,280	142	1,486	3,860	5,346	837	2004
Gaithersburg, MD.....	87,045	—	3,124	9,000	364	3,124	8,199	11,323	1,719	2005
Laurel, MD	162,792		1,409	8,035	3,512	1,928	9,575	11,503	2,682	2001
Temple Hills, MD.....	97,200		1,541	8,788	2,193	1,800	9,227	11,027	2,601	2001
Grand Rapids, MI.....	87,381	(A)	185	1,821	1,487	325	2,863	3,188	1,145	1996
Romulus, MI	42,050	(A)	308	1,743	690	418	1,950	2,368	497	1997
Wyoming, MI...........	91,158	(A)	191	2,135	1,145	354	2,793	3,147	1,138	1996
Gulfport, MS	61,251	(C)	172	1,928	1,028	338	2,734	3,072	1,066	1997
Belmont, NC	81,448		385	2,196	688	451	2,300	2,751	672	2001
Burlington I, NC.......	109,396	(A)	498	2,837	454	498	2,721	3,219	828	2001
Burlington II, NC	42,305		320	1,829	320	340	1,749	2,089	505	2001
Cary, NC	112,124	(A)	543	3,097	473	543	3,347	3,890	1,087	2001
Charlotte, NC	69,000		782	4,429	1,424	1,068	4,736	5,804	1,205	1999
Raleigh, NC.............	48,675		209	2,398	266	296	2,532	2,828	980	1998
Brick, NJ	51,725		234	2,762	1,377	485	3,406	3,891	1,182	1994
Cherry Hill, NJ	52,600		222	1,260	62	222	1,321	1,543	69	2010
Clifton, NJ................	105,550	(A)	4,346	12,520	151	4,346	11,132	15,478	2,174	2005
Cranford, NJ	91,250	(G)	290	3,493	2,217	779	4,619	5,398	1,528	1994
East Hanover, NJ......	107,579		504	5,763	3,861	1,315	7,792	9,107	2,608	1994
Egg Harbor, NJ.........	39,425		104	592	18	104	609	713	36	2010
Egg Harbor, NJ.........	71,175		284	1,608	157	284	1,766	2,050	99	2010
Elizabeth, NJ	38,830		751	2,164	253	751	2,128	2,879	460	2005
Fairview, NJ	27,925	(G)	246	2,759	342	246	3,025	3,271	1,324	1997
Hamilton, NJ	70,550		1,885	5,430	212	1,893	4,960	6,853	839	2006
Hoboken, NJ............	34,180	(G)	1,370	3,947	569	1,370	4,016	5,386	868	2005
Linden, NJ	100,425		517	6,008	2,036	1,043	6,636	7,679	2,113	1994
Morris Township, NJ (5)	71,776		500	5,602	2,567	1,072	7,553	8,625	3,027	1997
Parsippany, NJ.........	66,325	(G)	475	5,322	1,949	844	6,801	7,645	2,718	1997
Randolph, NJ...........	52,465		855	4,872	1,269	1,108	4,854	5,962	1,346	2002
Sewell, NJ	57,830		484	2,766	1,239	706	3,184	3,890	913	2001
Albuquerque I, NM ..	65,927	(B)	1,039	3,395	178	1,039	3,030	4,069	673	2005
Albuquerque II, NM .	58,598	(B)	1,163	3,801	224	1,163	3,423	4,586	727	2005
Albuquerque III, NM	57,536	(B)	664	2,171	207	664	2,020	2,684	445	2005
Carlsbad, NM	39,999		490	1,613	99	491	1,451	1,942	326	2005
Deming, NM	33,005		338	1,114	156	339	1,079	1,418	251	2005
Las Cruces, NM........	65,790		965	3,268	165	969	3,091	4,060	677	2005
Lovington, NM.........	15,750		222	740	—	169	561	730	129	2005
Silver City, NM	26,975		153	504	120	153	526	679	127	2005
Truth or Consequences, NM....................	24,010		10	34	84	11	89	100	35	2005
Las Vegas I, NV	48,332		1,851	2,986	293	1,851	2,973	4,824	653	2006
Las Vegas II, NV......	48,850		3,354	5,411	148	3,355	5,040	8,395	1,108	2006
Jamaica I, NY..........	88,415		2,043	11,658	1,281	2,043	10,455	12,498	2,596	2010
Jamaica II, NY..........	91,300		5,330	30,202	22	5,330	30,224	35,554	440	2011
Bronx I, NY.............	69,015		2,014	11,411	366	2,014	11,777	13,791	199	2010

Description	Square Footage	Encumbrances	Initial Cost: Land	Initial Cost: Building and Improvements	Costs Subsequent to Acquisition	Gross Carrying Amount at December 31, 2011: Land	Gross Carrying Amount at December 31, 2011: Building and Improvements	Gross Carrying Amount at December 31, 2011: Total	Accumulated Depreciation (L)	Year Acquired / Developed
Bronx II, NY	90,320		—	31,561	25	—	31,586	31,586	539	2011
Bronx III, NY	106,065		6,385	36,181	14	6,385	36,195	42,580	650	2011
Bronx IV, NY	73,845		—	22,074	13	—	22,087	22,087	425	2011
Bronx V, NY	54,733		—	17,556	13	—	17,569	17,569	383	2011
Bronx VI, NY	30,785		—	16,803	12	—	16,815	16,815	137	2011
Brooklyn I, NY	57,020		1,795	10,172	121	1,795	10,293	12,088	288	2010
Brooklyn II, NY	60,945		1,601	9,073	365	1,601	9,438	11,039	461	2010
Brooklyn III, NY	41,600		2,739	15,522	14	2,739	15,536	18,275	358	2011
Brooklyn IV, NY	37,717		2,257	12,789	13	2,257	12,802	15,059	296	2011
Brooklyn V, NY	47,070		2,346	13,293	12	2,346	13,305	15,651	278	2011
Brooklyn VI, NY	74,305		4,162	23,584	14	4,162	23,598	27,760	431	2011
Brooklyn VII, NY	72,710		5,538	31,381	11	5,538	31,392	36,930	695	2011
Wyckoff, NY	61,960		1,961	11,113	91	1,961	11,204	13,165	335	2010
New Rochelle, NY	48,415	(A)	1,673	4,827	182	1,673	4,398	6,071	880	2005
North Babylon, NY	78,188		225	2,514	4,039	568	5,889	6,457	2,097	1998
Riverhead, NY	38,340	(H)	1,068	1,149	162	1,068	1,122	2,190	280	2005
Southold, NY	58,901	(H)	2,079	2,238	206	2,079	2,089	4,168	505	2005
Tuckahoe, NY	52,958		2,336	13,236	11	2,336	13,247	15,583	197	2011
White Plains, NY	87,855		3,295	18,049	689	3,295	18,738	22,033	1,185	2011
Woodhaven, NY	45,800		1,991	11,285	12	1,991	11,297	13,288	225	2011
Yorktown, NY	78,615		2,354	13,338	13	2,354	13,351	15,705	348	2011
Boardman, OH	65,495		64	745	2,275	287	2,226	2,513	1,130	1980
Centerville I, OH	80,690		471	3,705	145	471	3,361	3,832	733	2004
Centerville II, OH	43,100	(C)	332	1,757	210	332	1,725	2,057	379	2004
Cleveland I, OH	46,050		525	2,592	92	524	2,357	2,881	545	2005
Cleveland II, OH	58,425		290	1,427	156	289	1,385	1,674	333	2005
Columbus , OH	72,155		1,234	3,151	31	1,239	2,766	4,005	515	2006
Dayton I, OH	43,100	(C)	323	2,070	137	323	1,925	2,248	427	2004
Dayton II, OH	48,149		441	2,176	183	440	2,084	2,524	468	2005
Grove City, OH	89,290		1,756	4,485	70	1,761	3,971	5,732	731	2006
Hilliard, OH	89,690		1,361	3,476	132	1,366	3,151	4,517	574	2006
Lakewood, OH	39,287		405	854	468	405	1,250	1,655	799	1989
Marblehead, OH	52,300		374	1,843	163	373	1,771	2,144	414	2005
Mason, OH	33,900		127	1,419	130	149	1,498	1,647	634	1998
Miamisburg, OH	59,930		375	2,410	295	375	2,369	2,744	510	2004
Middleburg Heights, OH	93,025		63	704	2,072	332	2,230	2,562	680	1980
North Olmsted I, OH	48,665		63	704	1,260	214	1,586	1,800	547	1979
North Olmsted II, OH	47,850		290	1,129	1,092	469	1,998	2,467	1,203	1988
North Randall, OH	80,049		515	2,323	2,902	898	4,367	5,265	1,372	1998
Reynoldsburg, OH	66,895		1,290	3,295	196	1,295	3,057	4,352	561	2006
Strongsville, OH	43,507		570	3,486	265	570	3,435	4,005	768	2007
Warrensville Heights, OH	90,281		525	766	2,855	935	3,042	3,977	987	1980
Westlake, OH	62,750		509	2,508	161	508	2,339	2,847	523	2005
Youngstown, OH	65,950	(A)	67	—	1,778	204	1,228	1,432	568	1977
Levittown, PA	76,180		926	5,296	1,060	926	5,386	6,312	1,621	2001
Norristown, PA	52,001		655	3,709	14	655	3,723	4,378	79	2011
Philadelphia, PA	97,439		1,461	8,334	1,472	1,461	7,120	8,581	1,863	2001
Alcoa, TN	42,250	(E)	254	2,113	106	254	1,922	2,176	409	2005
Antioch, TN	76,160		588	4,906	219	588	4,425	5,013	866	2005
Cordova I, TN	54,125		296	2,482	198	297	2,330	2,627	508	2005
Cordova II, TN	67,800	—	429	3,580	244	429	3,330	3,759	627	2006
Knoxville I, TN	29,337		99	1,113	229	102	1,310	1,412	551	1997
Knoxville II, TN	37,864		117	1,308	292	129	1,561	1,690	630	1997
Knoxville III, TN	45,736		182	2,053	750	331	2,608	2,939	976	1998
Knoxville IV, TN	58,752		158	1,771	758	310	2,346	2,656	848	1998
Knoxville V, TN	42,790		134	1,493	439	235	1,800	2,035	809	1998
Knoxville VI, TN	63,440	(E)	439	3,653	96	440	3,245	3,685	683	2005
Knoxville VII, TN	55,094	(E)	312	2,594	142	312	2,374	2,686	505	2005
Knoxville VIII, TN	95,868	(E)	585	4,869	234	586	4,432	5,018	923	2005
Memphis I, TN	92,320	(C)	677	3,880	1,359	677	4,387	5,064	1,220	2001
Memphis II, TN	71,710	(K)	395	2,276	442	395	2,214	2,609	640	2001
Memphis III, TN	40,507		212	1,779	186	213	1,717	1,930	403	2005
Memphis IV, TN	38,678		160	1,342	219	160	1,369	1,529	327	2005
Memphis V, TN	60,120		209	1,753	558	210	2,061	2,271	455	2005
Memphis VI, TN	108,996	(K)	462	3,851	272	462	3,594	4,056	688	2006
Memphis VII, TN	115,703		215	1,792	469	215	2,006	2,221	421	2006
Memphis VIII, TN	96,060		355	2,959	288	355	2,831	3,186	549	2006
Nashville I, TN	103,910		405	3,379	387	405	3,273	3,678	668	2005
Nashville II, TN	83,484		593	4,950	164	593	4,430	5,023	887	2005
Nashville III, TN	101,475		416	3,469	134	416	3,101	3,517	642	2006
Nashville IV, TN	102,450	5,353	992	8,274	250	992	7,386	8,378	1,420	2006
Austin I, TX	59,520		2,239	2,038	130	2,410	1,719	4,129	413	2005
Austin II, TX	65,241	(I)	734	3,894	200	738	3,641	4,379	667	2006
Austin III, TX	70,560		1,030	5,468	99	1,035	4,945	5,980	857	2006
Baytown, TX	38,950		946	863	244	948	981	1,929	197	2005
Bryan, TX	60,450		1,394	1,268	119	1,396	1,215	2,611	270	2005
College Station, TX	26,559	(D)	812	740	105	813	736	1,549	171	2005
Dallas, TX	58,532		2,475	2,253	238	2,475	2,182	4,657	481	2005
Denton, TX	60,836	1,906	553	2,936	172	569	2,754	3,323	483	2006
El Paso I, TX	59,452	(B)	1,983	1,805	206	1,984	1,756	3,740	377	2005
El Paso II, TX	48,704	(B)	1,319	1,201	144	1,320	1,176	2,496	250	2005
El Paso III, TX	71,276	(B)	2,408	2,192	149	2,409	2,040	4,449	426	2005
El Paso IV, TX	67,058	(B)	2,073	1,888	2	2,074	1,629	3,703	361	2005
El Paso V, TX	62,290		1,758	1,617	114	1,761	1,504	3,265	321	2005
El Paso VI, TX	36,620		660	607	140	662	654	1,316	148	2005
El Paso VII, TX	34,545		563	517	75	565	515	1,080	118	2005
Fort Worth I, TX	50,621		1,253	1,141	110	1,253	1,091	2,344	234	2005
Fort Worth II, TX	72,725		868	4,607	204	874	4,279	5,153	785	2006
Frisco I, TX	50,854	(A)	1,093	3,148	81	1,093	2,835	3,928	587	2005
Frisco II, TX	71,299	3,100	1,564	4,507	78	1,564	4,021	5,585	823	2005
Frisco III, TX	74,965		1,147	6,088	201	1,154	5,594	6,748	1,021	2006

Description	Square Footage	Encumbrances	Initial Cost: Land	Initial Cost: Building and Improvements	Costs Subsequent to Acquisition	Gross Carrying Amount at December 31, 2011: Land	Gross Carrying Amount at December 31, 2011: Building and Improvements	Gross Carrying Amount at December 31, 2011: Total	Accumulated Depreciation (L)	Year Acquired / Developed
Frisco IV, TX	74,835		719	4,072	86	719	4,159	4,878	278	2010
Garland I, TX	70,100	3,032	751	3,984	368	767	3,880	4,647	680	2006
Garland II, TX	68,425		862	4,578	101	862	4,161	5,023	685	2006
Greenville I, TX	59,385		1,848	1,682	67	1,848	1,515	3,363	315	2005
Greenville II, TX	44,900		1,337	1,217	79	1,337	1,125	2,462	232	2005
Houston I, TX	100,530		1,420	1,296	224	1,422	1,338	2,760	290	2005
Houston II, TX	71,300		1,510	1,377	27	1,512	1,207	2,719	287	2005
Houston III, TX	61,120	481	575	524	254	576	697	1,273	151	2005
Houston IV, TX	43,975	(D)	960	875	191	961	940	1,901	191	2005
Houston V, TX	125,930	3,987	1,153	6,122	413	1,156	5,840	6,996	1,027	2006
Houston VI, TX	54,680	—	575	524	5,649	983	5,765	6,748	699	2011
Keller, TX	61,885	2,350	890	4,727	96	890	4,283	5,173	786	2006
La Porte, TX	44,800		842	761	376	843	1,026	1,869	274	2005
Lewisville, TX	58,140	1,733	476	2,525	270	492	2,489	2,981	459	2006
Mansfield, TX	63,075		837	4,443	100	843	4,031	4,874	739	2006
McKinney I, TX	47,020	—	1,632	1,486	117	1,634	1,386	3,020	272	2005
McKinney II, TX	70,050	4,011	855	5,076	63	857	4,561	5,418	832	2006
North Richland Hills, TX	57,200		2,252	2,049	108	2,252	1,876	4,128	404	2005
Roanoke, TX	59,300		1,337	1,217	98	1,337	1,144	2,481	249	2005
San Antonio I, TX	73,305		2,895	2,635	192	2,895	2,468	5,363	492	2005
San Antonio II, TX	73,230		1,047	5,558	64	1,052	4,991	6,043	823	2006
San Antonio III, TX	71,775		996	5,286	175	996	4,870	5,866	732	2007
Sherman I, TX	54,975		1,904	1,733	79	1,906	1,569	3,475	323	2005
Sherman II, TX	48,425	1,703	1,337	1,217	115	1,337	1,157	2,494	239	2005
Spring, TX	72,751		580	3,081	98	580	2,827	3,407	550	2006
Murray I, UT	60,380	(B)	3,847	1,017	353	3,848	1,214	5,062	248	2005
Murray II, UT	71,221	(B)	2,147	567	326	2,148	792	2,940	182	2005
Salt Lake City I, UT	56,446	(B)	2,695	712	300	2,696	900	3,596	202	2005
Salt Lake City II, UT	51,676	(B)	2,074	548	287	2,075	746	2,821	160	2005
Fredericksburg I, VA	69,475	(J)	1,680	4,840	247	1,680	4,465	6,145	811	2005
Fredericksburg II, VA	61,207	(J)	1,757	5,062	286	1,758	4,719	6,477	864	2005
Duluth, GA	71,235		373	2,044	119	373	2,163	2,536	64	2011
Norcross, GA	52,020		366	2,025	66	366	2,091	2,457	448	2011
Lawrenceville, GA	74,065		546	2,903	205	546	3,108	3,654	139	2011
Leesburg, VA	85,503	4,884	1,746	9,894	3	1,746	9,897	11,643	155	2011
District Heights, MD	78,920		1,527	8,313	340	1,527	8,653	10,180	229	2011
Burke Lake, VA	90,727	7,423	2,093	10,940	982	2,093	11,922	14,015	864	2011
McLearen, VA	69,240		1,482	8,400	75	1,482	8,474	9,956	293	2010
Mannasas, VA	73,045		860	4,872	41	860	4,913	5,773	95	2010
Milwaukee, WI	58,500		375	4,333	198	368	3,948	4,316	860	2004
USIFB	—		—	—	11,899	—	11,899	11,899	871	
Corporate Office	—		—	—	4,850	—	4,850	4,850	645	
	24,420,369		393,117	1,629,987	230,555	417,067	1,674,448	2,091,515	311,837	

(A) This facility is part of Yasky Loan portfolio, with a balance of $80,000 as of December 31, 2011.
(B) This facility is part of the YSI 20 Loan portfolio, with a balance of $60,551 as of December 31, 2011.
(C) This facility is part of the YSI 6 Loan portfolio, with a balance of $74,834 as of December 31, 2011.
(D) This facility is part of the YSI 28 Loan portfolio, with a balance of $1,509 as of December 31, 2011.
(E) This facility is part of the YSI 30 Loan portfolio, with a balance of $7,049 as of December 31, 2011.
(G) This facility is part of the YSI 31 Loan portfolio, with a balance of $13,414 as of December 31, 2011.
(H) This facility is part of the YSI 32 Loan portfolio, with a balance of $5,950 as of December 31, 2011.
(I) This facility is part of the YSI 33 Loan portfolio, with a balance of $11,157 as of December 31, 2011.
(J) This facility is part of the YSI 35 Loan portfolio, with a balance of $4,464 as of December 31, 2011.
(K) This facility is part of the YSI 41 Loan portfolio, with a balance of $3,775 as of December 31, 2011.
(M) This facility is part of the YSI 48 Loan portfolio, with a balance of $24,870 as of December 31, 2011.
(N) Depreciation on the buildings and improvements is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years.

The aggregate cost for Federal income tax purposes was approximately $2.0 billion and $1.5 billion at December 31, 2011 and 2010, respectively.

Activity in real estate facilities during 2011, 2010, and 2009 was as follows (in thousands):

	2011	2010	2009
Storage facilities			
Balance at beginning of year	$ 1,743,021	$ 1,774,542	$ 1,888,123
Acquisitions & improvements	460,357	96,612	13,345
Fully depreciated assets	(43,770)	(79,211)	(40,859)
Dispositions and other	(56,458)	(49,865)	(89,668)
Contstruction in progress	4,319	943	3,601
Balance at end of year	$ 2,107,469	$ 1,743,021	$ 1,774,542
Accumulated depreciation			
Balance at beginning of year	$ 314,530	$ 344,009	$ 328,165
Depreciation expense	58,560	64,387	73,569
Fully depreciated assets	(43,770)	(79,211)	(40,503)
Dispositions and other	(10,571)	(14,655)	(17,222)
Balance at end of year	$ 318,749	$ 314,530	$ 344,009
Net Storage facility assets	$ 1,788,720	$ 1,428,491	$ 1,430,533

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dean Jernigan, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dean Jernigan
Dean Jernigan
Chief Executive Officer

Date: February 29, 2012

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 29, 2012

Exhibit 31.3

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dean Jernigan, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dean Jernigan
Dean Jernigan
Chief Executive Officer

Date: February 29, 2012

Exhibit 31.4

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 29, 2012

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart (the "Company"), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Report") filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Dean Jernigan
Dean Jernigan
Chief Executive Officer

Date: February 29, 2012

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 29, 2012

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of Cubesmart L.P. (the "Company"), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Report") filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Dean Jernigan
Dean Jernigan
Chief Executive Officer

Date: February 29, 2012

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 29, 2012

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CUBESMART[SM]

self storage + logistics

CORPORATE OFFICERS

Dean Jernigan
Chief Executive Officer

Christopher P. Marr
President and Chief Investment Officer

Timothy M. Martin
Chief Financial Officer

Jeffrey P. Foster
Senior Vice President and Chief Legal Officer and Secretary

CORPORATE INFORMATION

Transfer Agent
American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
877.237.6885

Stock Listing
CubeSmart trades on the New York Stock Exchange under the symbol CUBE

Annual Meeting
The annual meeting of shareholders will be held at:
Four Seasons Hotel
One Logan Square
Philadelphia, PA 19103
on May 30, 2012

Corporate Headquarters
460 East Swedesford Road
Suite 3000
Wayne, PA 19087

Investor Relations
460 East Swedesford Road
Suite 3000
Wayne, PA 19087
610.293.5700

Form 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to:
Investor Relations
460 East Swedesford Road
Suite 3000
Wayne, PA 19087
610.293.5700

Internet
Financial statements and other information are available electronically on CubeSmart's web site at www.cubesmart.com

CubeSmart submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation of the New York Stock Exchange corporate governance listing standards s in effect at the time of the submission of such certificate.

In addition, we have filed, as exhibits 31.1, 31.2, 31.3 and 31.4 to the Annual Report on Form 10-K for the year ended December 31, 2011, the certifications of the Chief Executive Officer and Chief Financial Officer, respectively, required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of CubeSmart and CubeSmart L.P.'s public disclosure.

Forward-looking Statements

This Annual Report contains certain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forwardlooking statements. Risk, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to: national and local economic, business, real estate and other market conditions; the competitive environment in which the Company operates; the execution of the Company's business plan; financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt; increases in interest rates and operating costs; the Company's ability to maintain its status as a REIT for federal income tax purposes; acquisition and development risks; changes in real estate and zoning laws or regulations; risks related to natural disasters; potential environmental and other liabilities; and other factors affecting the real estate industry generally or the self-storage industry in particular; and other risks identified in this Annual Report and, from time to time, in other reports we file with the Securities and Exchange Commission or in other documents that we publicly disseminate. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws.

CUBESMART℠
self storage + logistics

460 East Swedesford Road
Suite 3000
Wayne, PA 19087

www.cubesmart.com